ORIGINAL

UNITED STATES
SECURITIES EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-A /a

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Date Filed June 25, 2001
Amended Filing May 15, 2002
File No.24-4392

Singer Financial Corp.
(Exact name of issuer as specified in its charter)
Pennsylvania
(State or other jurisdiction of incorporation or organization)
1708 Locust Street
Philadelphia, Pennsylvania 19103
(215) 893-9722 OR
(877) SINGER-NOW
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Paul Singer
President
Singer Financial Corp.
1708 Locust Street
Philadelphia, Pennsylvania 19103
(215) 893-9722 OR
(877) SINGER-NOW
(Name, address and telephone number of agent for service)

Copies to:
Frank B. Baldwin, Esquire
2200 Locust Street
Philadelphia, Pennsylvania 19103
(215) 735-1234

7398	23-2710000
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of ~~54~~129 pages.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of ~~54~~129 pages.

UNITED STATES
SECURITIES EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Date Filed June 25, 2001
Amended Filing May 15, 2002
File No.24-4392

Singer Financial Corp.
(Exact name of issuer as specified in its charter)
Pennsylvania
(State or other jurisdiction of incorporation or organization)
1708 Locust Street
Philadelphia, Pennsylvania 19103
(215) 893-9722 OR
(877) SINGER-NOW
(Address, including zip code, and telephone number, including area code of issuer's principal executi[illegible] ices)

Paul Singer
Pres[illegible]
Singer [illegible]

10 copies double sided stapled

7398	23-2710000
(Primary Standard Classification Code)	(I.R.S. Employer Identification No.)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I. - NOTIFICATION

Item 1. Significant Parties.

(a) The issuer's sole director is Paul Singer, whose business address is Singer Financial Corp., 1708 Locust Street, Philadelphia, Pennsylvania 19103 and whose residence address is 1708 Locust Street, Philadelphia, Pennsylvania 19103.

(b) The issuer's sole officer is Paul Singer whose business and residence address are set forth above.

(c) Not applicable.

(d) Paul Singer is the sole record and beneficial owner of the issuer's equity securities.

(e) See subparagraph (d) above.

(f) Paul Singer is the promoter of the issuer.

(g) Paul Singer is an affiliate of the issuer.

(h) Frank B. Baldwin is counsel to the issuer with respect to the proposed offering. Mr. Baldwin's business address is 2200 Locust Street, Philadelphia, Pennsylvania 19103 and his residence address is 2025 Brandywine Street, Philadelphia, Pennsylvania 19130.

(I) There are no underwriters with respect to the proposed offering.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

Item 2. Application of Rule 262.

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

Item 3. Affiliate Sales.

Not applicable.

Item 4. <u>Jurisdictions in Which Securities Are to be Offered</u>.

(a) Not applicable.

(b) The securities have been or will be registered by coordination and will, when such registration has become effective, be offered directly by the Company in Delaware, New Jersey, and Pennsylvania. No commission or any other form of remuneration will be paid on such sales.

Item 5. <u>Unregistered Securities Issued or Sold Within One Year</u>.

(a) On January 31, 2001, the Company issued an additional 680 shares of its Common Stock to Paul Singer for an additional investment of $204,000, which Mr. Singer made by converting $204,000 of the Company's indebtedness to him into an equity investment in Common Stock. The purchase price for the shares was equal to the price at which Mr. Singer purchased other shares of the Company in prior years.

The Company sold $1,233,621 of Investment Certificates pursuant to the Regulation A exemption from the registration requirements of the Securities Act of 1933, as amended, during the one-year period which ended October 13, 2001.

On October 14, 1999, the Company's most recent Regulation A Offering became effective, and was registered in Pennsylvania by coordination under Section 205 of the Pennsylvania Securities Act of 1972 (the 1972 Act). The effectiveness of this registration beyond one year was dependant upon the Company's filing Form 207-J before October 14, 2000. Such a form was prepared, but the Company learned in May 2001 that the filing was not received by the Pennsylvania Securities Commission. During the period October 14, 2000 and May 4, 2001, certificates with a principal amount of $103,234 were sold to residents of Pennsylvania and were not registered under the 1972 Act, although they were registered under Regulation A. This offering includes an offer of rescission to the purchasers of the unregistered securities under the 1972 Act. The rescission offer will remain open for 30 days after it is made to the purchasers. The rescission offer, as required by Pennsylvania law, is an offer to repurchase the Investment Certificates for a cash amount equal to the principal amount of the certificate plus 6% interest from the date of purchase less any interest payments made through the date of rescission. Under Pennsylvania law, rescission, when carried out pursuant to an order by the Pennsylvania Securities Commission, is the sole remedy available to a purchaser of unregistered securities.

(b) Not applicable.

(c) The sale of shares to Paul Singer was made in reliance on Rule 504 under Regulation D promulgated by the Securities and Exchange

Commission pursuant to the Securities Act of 1933, as amended, and Section 203(n)(i) of the 1972 Act, as well as by Pennsylvania Code §§ 203.141 and 203.184.

Item 6. <u>Other Present or Proposed Offerings</u>.

The issuer's prior Regulation A offering will be concluded prior to the effective date of this Offering. During the year which ended October 13, 2001, the issuer sold $1,233,621 of Investment Certificates pursuant to its prior Regulation A offering. The issuer is not currently contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. <u>Marketing Arrangements</u>.

(a) Not applicable.

(b) Not applicable.

Item 8. <u>Relationship with Issuer of Experts Named in Offering Statement</u>.

Not applicable.

Item 9. <u>Use of Solicitation of Interest Document</u>.

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this Notification.

[Cover Page]

SINGER FINANCIAL CORP.
(Exact name of Company as set forth in Charter)

Type of securities offered: Subordinated Investment Certificates (the Certificates)

Series	Maturity	Interest Rate
2002 Series A	12 Months	Fixed
2002 Series B	36 Months	Fixed
2002 Series C	60 Months	Fixed
2002 Series D	84 Months	Fixed
2002 Series E	120 Months	Fixed
2002 Series F	180 Months	Fixed

Maximum number of securities offered: $1,593,047 principal amount, including the Company's offer of rescission to the purchasers of $103,234 of Investment Certificates in Pennsylvania during the period October 14, 2000 and May 4, 2001 (see Question 43, below). The remaining principal amount of securities included in this offering, $1,489,813, includes possible reinvestment of principal and/or interest by persons who purchased Investment Certificates from the Company in prior Regulation A offerings and who elect, during the two-year period during which this offering is expected to remain effective to reinvest principal and/or interest payable to them upon the maturity of their Certificates. $1,886,000 of existing investment certificates will mature during this two-year period, but roll-overs will be included within and limited by the $1,489,813 of Investment Certificates available in this offering . Despite the maximum amount of this offering, the Company intends to limit the sale new Investment Certificates to a principal amount that will comply with an eight-to-one ratio of total indebtedness to shareholders' equity (see Question 2, Risk Factor 2 below).

Minimum number of securities offered: There is no minimum offering.

Price per security: Investments may be made in the minimum amount of $1,000 and in any amount greater than $1,000. Certificates will be issued by Singer Financial Corp. (the Company) approximately two weeks after deposit by the Company of the subscriber's payment check for collection by the Company's bank.

Interest Rate: The interest rates on the Certificates will be determined by Paul Singer, the Company's sole director. It will be fixed for the term of each Certificate and will be not less than 1% per annum greater than the average of the two highest rates then being paid by Wachovia National Bank, Mellon Bank and PNC Bank (or the successor of any such bank) on instruments or certificates (such as certificates of deposit) having substantially similar denominations and maturities as the Certificates being issued by the Company. See Description of Securities. The Company anticipates that the interest rate per annum on the Certificates will be between a minimum annual rate of 6% and a maximum annual rate of 12%. The minimum and maximum fixed interest rates which are offered will change from time to time in response to current business and market conditions. The interest rate for new Certificates will be set each Wednesday morning at the start of business, based on the rates being paid by the banks named in this paragraph on or as of the previous day's close of business. This rate will be paid on all Certificates issued between the start of business on that Wednesday and the close of business on the following Tuesday. Interest will be calculated and accrue daily.

Total proceeds: If maximum sold: $1,489,813
If minimum sold: Not applicable. (See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? Not applicable.

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

THESE ARE SPECULATIVE SECURITIES. INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] **Has never conducted operations.**
[ ] **Is in the development stage.**
[X] **Is currently conducting operations.**
[X] **Has shown a profit in the last fiscal year.**
[ ] **Other (Specify): ....**
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
Delaware	None	
Pennsylvania	None	
New Jersey	SR-10705	

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 129 pages.

THE COMPANY

1. **Exact Corporate Name** Singer Financial Corp.

State and date of incorporation: Pennsylvania, October 19, 1992

Street address of principal office:

1708 Locust Street
Philadelphia, PA 19103

Company Telephone Number: (215) 893-9722 or (877) SINGER-NOW

Fiscal year: January 1 through December 31

Person(s) to contact at Company with respect to offering:

Mr. Paul Singer, President

Telephone Number (if different from above): Not applicable.

RISK FACTORS

2. **List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).**

You should consider carefully the following risk factors, along with the other information contained or incorporated by reference in this offering circular, in deciding whether to invest in the Investment Certificates. These factors, among others, may cause actual results, events or performance to differ materially from those expressed in any forward-looking statements made in this offering circular.

(1) *Large Dollar Amount of Delinquent Loans* At December 31, 2001, the Company had one loan outstanding which was delinquent. The principal due on this loan was $368,648, which represented 13.6% of the loans outstanding at December 31, 2001. Accrued interest receivable at December 31, 2001 includes $13,881 due under this loan. The Company believes, based on appraisals and management's judgment as to the value of the underlying property, that there is adequate security for this loans, and that it will collect the full amount due, but if the Company is unable to collect this delinquent loan, the Company would be unable to pay holders of the Investment Certificates the full amount due them.

(2) *Absence of Insurance and Regulation* Unlike certificates of deposit issued by banks or savings and thrift institutions, the Certificates are not insured by any governmental or private agency, and they are not guaranteed by any public or private entity. Likewise, the company is not regulated or subject to the periodic examination to which commercial banks, savings banks and other thrift institutions are subject. However, as a mortgage banker licensed by the Department of Banking of

the Commonwealth of Pennsylvania, the Company is subject to certain provisions of the Pennsylvania Mortgage Bankers and Brokers Act, 63 P.S. § 456.01, et seq. The Company's mortgage banker's license from the Pennsylvania Department of Banking enables it to make consumer mortgage loans, although the Company has not done so through the date of this offering statement.

(3) ***Lack of Security; Subordination of Debt Represented by Certificates*** The Certificates are not secured by the mortgages the Company obtains in connection with the making of commercial loans or by any other assets of the Company or its borrowers. Payment of principal and interest on the Certificates by the Company is subordinate to all present and future indebtedness of the Company, including the Company's bank debt, any indebtedness to Paul Singer, and its current liabilities (together, the Senior Debt). See Use of Proceeds, Capitalization and Financial Statements herein. As of December 31, 2001, the Company's bank debt aggregated $$531,307, including mortgage indebtedness of $237,843, its indebtedness to Mr. Singer was $87,722, and its liabilities aggregated $3,411,000. There is no limit on the amount of Senior Debt that the Company may incur. However, the Company intends to limit its total indebtedness to no more than eight times its tangible shareholders' equity. As of December 31, 2000 tangible shareholders' equity was $571,238, which would permit total indebtedness, including amounts due under the Certificates, of $4,569,904. As the Company sells the Certificates, the maximum amount of other indebtedness the Company may incur in order not to exceed the eight-to-one ratio will decrease. As of December 31, 2001, the Company could have issued only an additional $1,158,904 of Investment Certificates in addition to the $2,766,479 then outstanding (assuming no increase in other debt). The Company's ability to issue the maximum amount of Investment Certificates being registered hereby will depend on its ability to raise additional equity capital, either from Mr. Singer or other investors. The Company at present has no commitment from any investor to contribute additional equity capital. The Company also anticipates that holders of outstanding Investment Certificates that mature during the effectiveness of this offering will elect to reinvest principal and/or interest, and that these holders will be provided with a copy of this Offering Circular and updated financial information as of the end of the most recent fiscal year and quarterly accounting period and will be treated as purchasers in this offering. As a result of the subordinate status of the Certificates, all other indebtedness of the Company has a right to be paid prior to the repayment by the Company of the Certificates. Therefore, in the event of a default in payment of the Senior Debt, payment of principal and interest on the Certificates will be prohibited, until that default is cured. Moreover, in the event of the insolvency or liquidation of the Company, the Company's assets available to make payments of interest or principal on the Certificates will be only those of its assets remaining after payment of all of the Company's other indebtedness, including the Senior Debt. There can be no assurance that the holders of the Certificates will be repaid in the event of any liquidation or insolvency, or other similar event involving the Company.

(4) ***Risks of Making Loans Secured by Real Property*** The Company makes most of its loans based on its appraisal of the fair market value of the real estate offered to collateralize its loans. Current internal credit guidelines of the Company for business loans to be kept in its portfolio generally provide for a maximum overall loan-to-value ratio of 65% of the appraised value of the real estate collateral. It is possible that the actual resale value of the property collateralizing such loans may decrease below appraised estimates of value. Notwithstanding the loan-to-value ratios currently maintained by the Company, the market value of the real estate underlying the loans may not at any

time be equal to or in excess of the outstanding principal amount of the loans. A decrease in market value could result in some or all of the loans being under-collateralized, presenting a greater risk of non-payment in the event of a default. See Business and Properties.

(5) *Lending and Credit Risks* The industry in which the Company is doing business is the portion of the financial services industry which makes secured loans to persons and entities which generally are unable to obtain financing from a bank. To the extent that these loans may be considered to be of a riskier nature than loans made by traditional sources of commercial financing, holders of the Certificates may be at greater risk than if the Company's business loans were made to other types of borrowers. In addition, the Company makes its loans in a limited geographic area, consisting of the Commonwealth of Pennsylvania and the States of New Jersey and Delaware. This practice may subject the Company to the risk that a downturn in the economy in this area of the country would more greatly affect the Company than if its lending business and its portfolio were more diversified. Borrowers to whom the Company will lend funds may not be able to repay the loans, or the interest due thereon, in which event the ability of the Company to timely repay the principal of or interest on the Certificates may be adversely affected.

(6) ***Dependence on Borrowed Funds from Certificates and Other Sources*** The Company's ability to grow through the making of loans depends on the generation of lendable funds through the sale of Certificates. The Company's business plan requires additional capital, either from the sale of the Certificates or from other sources, such as bank borrowings. Since there is no minimum offering amount and the Certificates are not being sold by through a "firm commitment" underwriting, the Company cannot predict how much money the Company will raise through this offering and have available to it for the purpose of making additional business loans. Failure to sell a significant amount of Certificates will significantly decrease the Company's ability to make business loans. The Company intends to maintain its $2,000,000 line of credit with Fleet Bank (successor by merger to Summit Bank) and to borrow funds under it to make additional commercial loans. The interest due on this line of credit is prime plus 1/4%, and it expires on June 30, 2002. As its available collateral for such a loan increases, the Company may increase its bank line of credit; however, it has at present no plans to do so. However, the Company may not be able to maintain or increase its line of credit (or, if necessary, replace the line of credit after it expires.). Lack of an adequate line of credit may limit the aggregate amount of commercial loans the Company will be able to make. The availability of borrowings under the Company's line of credit is directly related to the amount of mortgages in the Company's portfolio, since the line of credit is secured by the mortgages held by the Company. The Company expects that a bank will not normally lend the Company an amount equal to the full dollar amount of the mortgages securing the line of credit, but rather will only lend a percentage (the industry standard is approximately 75%) of the dollar amount of the mortgages securing the line of credit. Bank has agreed to loan the Company up to 80% of the aggregate outstanding principal balance of the mortgages securing the line of credit. The Company's ability to effect additional borrowings to finance its operations may also be limited by the fact that most of the Company's assets (*i.e.* its commercial loans secured by real estate mortgages) are already pledged as security for the line of credit. Further, the Company's line of credit with Fleet Bank requires that the Company maintain a tangible net worth of not less than $1,750,000. At December 31, 2001, the Company's tangible net worth (defined by the Fleet Bank loan agreement as shareholders' equity, plus subordinated debt, less intangible assets) was $3,337,717. The Company's loan agreement with Fleet Bank also requires that the Company maintain a ratio of total indebtedness to tangible net

worth of not more than 1.75 to 1. At December 31, 2001, that ratio equaled .19 to 1. The Company's failure to maintain a tangible net worth of at least $1,750,000 or a debt to tangible net worth ratio of less than 1.75 to 1 would be an event of default under the loan agreement, resulting in Fleet Bank's right to terminate the line of credit and to accelerate the total amount owed by the Company. The Company's loan from Fleet Bank may permit the Company to issue more Certificates than the Company plans to issue. The Company intends to limit its total indebtedness to not more than eight times its tangible shareholders' equity. See Question 2 -- Risk Factors.

(7) *Need for Additional Equity* The Company intends to limit its total indebtedness to no more than eight times its tangible shareholders' equity. Equity could in the future be obtained either by selling additional shares of the Company's stock or by net earnings which remain invested in the Company rather than being paid as dividends or other distributions to shareholders. The Company's ability to make loans is dependent on the availability of capital, including borrowed funds. If the Company's ability to obtain borrowed funds is limited by the unavailability of additional equity, the Company's growth may be limited. At present, there is no commitment by anyone to provide additional equity funding for the Company.

(8) *Dependence on Management* The Company is dependent upon its President and Chief Executive Officer, Paul Singer. The loss of Mr. Singer's services would have a material adverse effect upon the Company's business. The Company has entered into an employment agreement with Mr. Singer which expires on December 31, 2005. The Company has not obtained a key man life insurance policy on Mr. Singer and does not intend to obtain such a policy in the foreseeable future.

(9) *Environmental Risks* In connection with its business loans, the Company receives, as at least part of the collateral securing such loans, mortgages on real property. In the event of a default by the borrower in connection with such loans, the Company has the right to exercise its rights under the applicable mortgage(s), including the right to foreclose or otherwise to come into possession of the underlying real estate. Under current law, those actions may make the Company financially responsible for liabilities arising under environmental laws and regulations, including liabilities for personal injury, property damage, or liabilities associated with environmental remediation. In the opinion of the Company's management, this is one of the customary risks of engaging in the business of making loans which are secured, in whole or part, by real estate. The Company intends to take all action which it believes to be commercially reasonable and feasible under the circumstances to minimize these risks, including, where possible, requiring borrowers to provide the Company with an appropriate environmental analysis or report prior to the time the Company commits to making a loan. The determination as to whether an environmental investigation or report will be required is made by the Company on a case by case basis taking into account such considerations as the past and present use of the property. The Company does not intend to obtain any environmental insurance with respect to any properties upon which it holds a mortgage. In some instances, the Company conducts further environmental investigation or analysis prior to exercising any foreclosure rights under a mortgage or otherwise taking possession of a particular piece of real property. Based on the results of that investigation or analysis, the Company may choose not to foreclose on or otherwise take possession of the property. In that event, the Company may find that, as a practical matter, the only legal remedies available to it in connection with collection of the defaulted loan may be against the borrower personally (if possible) and/or any other guarantors of the borrower's debt, any or all of whom may be insolvent, in bankruptcy or otherwise unable to repay

the defaulted loan. This limitation on the loan collection remedies available to the Company may increase the Company's costs of collection and/or increase the risk of loss with respect to a defaulted loan. This risk is in addition to any risk to the Company arising in connection with the environmental liabilities which may be associated with any particular piece of real property.

(10) *No Trading Market* Prior to this offering there has been no trading market for the Certificates, and it is not expected that a trading market will develop in the foreseeable future. Therefore, any investment in the Certificates will be highly illiquid, and investors in the Certificates may not be able to sell or otherwise dispose of their Certificates in the open market.

(11) *Certificates Subject to Redemption* The Company has the right, in its discretion, at any time, upon paying the investor in the Certificate to be redeemed the principal due (that is, the face value of the Certificate plus any amount added by the investor after initial purchase), plus all interest due through the date of redemption, plus a prepayment premium of one-half of one percent per year compounded annually as of the date of redemption. Thus, holders of Certificates bearing high rates of interest could lose the benefit of those high rates if the Company elects to redeem those Certificates before maturity.

(12) *Factors Affecting the Company's Ability To Repay Certificates* The Company may not be able to repay the face amount of the Certificates at their maturity. The Company's ability to do so will depend on the availability to it of sufficient funds to repay the Certificates. The Company anticipates that the funds to repay the Certificates will be provided by the sale of additional securities by the Company in this offering, funds received upon repayment of its commercial loans, and borrowings under its line of credit. If the Company does not have the funds to repay the holder of a Certificate, the holder could lose all or a substantial portion of the holder's investment in the Certificates. In this event, any available funds (after all of the Company's other indebtedness, including the Senior Debt, has been repaid) will be pro rated among all the holders of the Certificates (regardless of the series or the interest rate thereon). The holders of the Certificates who do not receive payment in full at maturity will have a claim against the Company for any unpaid amounts, but it is unlikely that holders will be able to collect or realize on this claim since it will be subordinate to all of the Company's other indebtedness, including the Senior Debt.

(13) *Economic Factors* Economic factors beyond the Company's control, such as the general state of the economy, credit availability, increasing numbers of business failures, greater commercial real estate vacancy percentages, prevailing interest rates, and changes in federal, state and local tax laws, could materially and adversely affect the Company's business by reducing the availability and/or increasing the cost of the operating funds needed by the Company (whether obtained through borrowings, future securities sales or otherwise); making it more difficult for borrowers from the Company to repay their borrowings from the Company, thereby causing the Company to experience greater credit losses or higher operating costs; and reducing the collateral or salvage value of any assets (including real estate) which may secure loans made by the Company. The Company's current $2,000,000 line of credit with Fleet Bank has an interest rate of prime plus 1/4 of one percent. As of December 31, 2001, the interest rate was 5%. Since it is a floating rate, subject to change as prime changes, the Company is subject to the risk that prime will go up, resulting in an increased interest rate. The payment of principal and interest on the Certificates will depend upon the Company's success in collecting loan payments and, in the event of loan defaults, realizing on the

sale of the collateral, including any real estate, which secures such loans, all of which may be adversely affected by economic conditions.

The American Institute of Certified Public Accountants is in the process of revising the industry audit guide for financial institutions. In regard to the possible issuance of the guide in 2002, it is the Company's intention to comply with any recommended changes outlined in the document. The most significant proposed change is the requirement to reverse previously accrued interest on loans that become delinquent. Since the Company's current policy, which is to suspend accrual of interest income when a receivable is delinquent for 90 days or more, is conservative, the ramifications of this proposed change are not expected to materially change the financial position of the Company in future period.

(14) ***High Level of Competition*** The commercial finance industry is highly competitive. The Company must compete with finance companies, banks, credit unions, savings and loan associations and other credit sources. Many of these competitors have substantially greater capital and other resources (such as larger marketing and loan administration staffs) than the Company. The Company may not be able to find, and successfully make loans to, qualified borrowers. The Company believes that the more qualified a borrower is, the greater the competition there is to obtain that borrower's business. Therefore, the Company will likely seek out and may make loans to borrowers who represent a greater credit risk than other borrowers, but for whom there is less competition among prospective lenders. In the event, however, that such borrowers default on their loans, the Company's competitive position in the finance market may be weakened because of the resulting reduction in the Company's capital base and the loss of funds that otherwise would have been available to the Company for the purpose of making new loans.

(15) ***No Escrow of Funds*** An escrow account will not be established for the proceeds of the offering, because the Company expects to invest such funds for its business purposes substantially as soon as they are received. Therefore, as proceeds from the offering are received by the Company, they will automatically be available for use by the Company.

(16) ***Facilities*** The Company's principal executive offices are on the ground floor of a 3-story building, located at 1708 Locust Street in Philadelphia, Pennsylvania, which the Company purchased from Royal Bank of Philadelphia on May 14, 1997. The purchase price of the 1708 Locust Street building was $325,000. To finance the purchase, the Company obtained a $244,000 mortgage from Royal Bank of Pennsylvania, the seller. In 2000, this mortgage was refinanced and is now held by Willow Grove Bank. Its principal amount at December 31, 2001 was $237,843. The Company intends to lease any space in the building it does not use to a suitable tenant or tenants at then market rate rent. At present, the Company leases the space to Paul Singer's wife for use by Mr. Singer and his family as their personal residence at a rent of $500 per month. The lease expires May 1, 2006, and if the tenant does not renew the lease, the Company will be exposed to a potential loss of rental income if the apartment cannot be leased or can be leased only at a rent lower than the present rent.

(17) ***Subordinated Position of Certain Loans*** The mortgages to be obtained by the Company in connection with its commercial loans may be first mortgages or mortgages subordinate to an existing lien. The Company intends to apply the same lending or credit review standards whether a proposed loan is to be secured by a first or subordinate mortgage. There may be, however, additional risks

associated with making loans secured by subordinate mortgages. These include being subject to greater risk if the market or salvage value of the collateral declines, risk that the first mortgagee will foreclose and that the price realized for the property will be insufficient to pay the subordinate mortgage, and the risk that the Company may be forced to foreclose on its subordinated mortgage and thereby incur additional costs to satisfy all prior liens.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Disclosure Document, potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.

The Company is currently engaged in two lines of business. It acts as a broker in connection with the placement of commercial or residential loans, and it makes direct business loans to commercial borrowers. It is also permitted to make direct residential real estate loans. The business loans made and to be made by the Company are or will be secured primarily by real estate located in Pennsylvania, New Jersey or Delaware, although occasionally other kinds of assets are accepted by the Company as collateral. The Company currently funds its direct loans through the issuance of the Certificates and short-term bank borrowings under a line of credit with a commercial bank. Management of the Company also anticipates that, in certain circumstances, the Company may purchase commercial loans made by other lenders, although the Company currently has no such loans in its portfolio. The Company is not required by law to obtain a license to make commercial loans or purchase existing commercial loans, although the Company is required by law to have a license to act as a residential mortgage banker. The Company's mortgage banker's license enables it to make consumer loans. Commercial loans are loans made to individuals, corporations or other business entities for use by such persons, firms or entities in the conduct of their businesses. The Company expects to continue to act as a mortgage broker after the offering in addition to its commercial lending activities. The Company receives 1%-5% of the amount financed as a brokerage fee for such services. The Company does not currently have any plans to engage in any line of business other than mortgage brokerage and mortgage banking.

The criteria the Company uses to determine the creditworthiness of prospective borrowers include a personal interview, credit report, analysis of tax returns, employment verifications, and personal and business references. Evaluations or appraisals of proposed real estate collateral are usually made by the Company itself, although independent appraisals may be obtained when deemed appropriate. In any event, the Company expects to lend a borrower no more than 50-65% of the borrower's equity in the estimated market or salvage value of the property securing the loan.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s),

state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company has made and intends to continue making direct commercial and individual loans on the basis of management's judgment as to the value of the real estate which is intended to secure the loan, as well as the creditworthiness of the borrower, also taking into account such factors as the borrower's equity in the real property, stability of income, credit rating, and total indebtedness. The Company's current standards require loans which it makes to have a $10,000 minimum principal amount and a $500,000 maximum principal amount, with a minimum annual interest rate of 14% which is adjusted (upward or downward, but not below 14% per annum) in accordance with changes in the prime rate. There is no formula by which the Company sets interest rates or fees. The Company sets interest rates based on general market conditions, borrower credit, and the Company's cost of funds. Rates currently range from 14% to 17%, with an origination charge of five to ten percent of the amount borrowed at the beginning of the loan. Brokerage fees also depend on market conditions, and range from one to five percent.

The loans made by the Company are usually secured by liens on real estate, although other assets may be accepted as collateral. The Company has made one loan which has an interest rate of less than 14% and has one loan with a principal balance is excess of $500,000. At December 31, 2001, a company owned by Mr. Michael Singer, who is Paul Singer's father, owed the Company $625,000. This loan is due on demand and bears interest at prime plus 9.88%. None of the Company's other loans receivable is due on demand. The principal amounts of the Company's direct business loans generally do not exceed 65% of the unencumbered estimated market or salvage value of the real estate securing the loan. Management of the Company believes that this 65% ratio of loan to value protects the Company from downturns in the real estate market and allows the Company to recover all principal and interest due as well as its collection costs. This same policy also applies to existing commercial loans which the Company purchases. An appraisal is obtained on all real estate used to secure repayment of loans prior to making a loan. The appraisal may be conducted by employees of the Company or by an independent appraiser. If the appraisal is conducted by the Company, it is done by or with the assistance of Mr. Paul Singer, the Company's sole director and officer. Mr. Singer has completed several real estate courses at Temple University in Philadelphia and has 14 years experience in real estate finance. In conducting an appraisal, the following factors, among others, are taken into consideration: the income, if any, generated by the property and comparable sales in the area. Environmental studies of real estate which is intended to secure loans also are obtained at the discretion of the Company's management before the Company makes a loan. The cost of any such appraisals or studies is paid by the borrower. The borrower chooses an environmental consultant to provide an environmental report from a list of consultants approved by, but not affiliated with, the Company. The determination as to whether an environmental investigation or report will be required is made by the Company on a case by case basis, taking into account such considerations as the past and present use of the property. The Company does not normally obtain any environmental insurance with respect to any properties upon which it holds a mortgage. The term of the Company's loans typically is three to five years and may involve the payment of interest only or may provide for principal amortization on a 15-year amortization schedule, in each case with a balloon (lump sum) payment due after three to five years. The Company also may purchase existing loans from other companies. The criteria for purchasing loans are the same as if the Company had directly originated the loan. The mortgages the Company obtains in connection with its commercial loans are either first mortgages or mortgages subordinate to an existing lien. The Company applies the same lending standards whether its loan is secured by a first or subordinate mortgage. There are, however, additional risks associated with making loans secured by subordinate mortgages. See Risk Factor (2). The mortgages granted to the Company by its borrowers contain standard and customary provisions, such as provisions granting the Company the right to recover its attorneys' fees and other costs and expenses in the event of a default. The mortgage also requires the borrower to obtain adequate liability insurance on the property and to pay all taxes thereon. In addition to making commercial loans, the Company also acts as a mortgage broker for residential and commercial loans made by various institutions in the Delaware Valley area. However, the Company does not charge a brokerage commission on loans made by the Company.

In order to increase the amount of business loans it may make, the Company has obtained a line of credit in the maximum amount of $2,000,000 from Fleet Bank which has its principal place of business in Princeton, New Jersey and branch offices located throughout the southeastern Pennsylvania region. The Company's former bank, Summit Bank, was acquired on March 1, 2001 by FleetBoston Financial Corporation, headquartered in Boston, Massachusetts. The line of credit is secured by the mortgages the Company obtains in connection with its commercial loans. The line of credit also constitutes senior secured indebtedness of the Company, and in the event of the Company's liquidation or dissolution, such indebtedness will be repaid prior to the repayment of principal and payment of interest on the Certificates. The line of credit with Fleet Bank is a senior obligation of the Company, secured by a first mortgage lien and financing statement filings under the Uniform Commercial Code on each property which is under a mortgage upon which the bank has taken an assignment. See Risk Factors. The Company's bank advances the Company up to 80% of the aggregate outstanding principal balance of the mortgages securing the line of credit. The advances under the line of credit are used by the Company to make additional business loans. The mortgages obtained in connection with such additional loans are then used by the Company to obtain additional advances which are, in turn, used by the Company to make additional business loans. Under the terms of its loan agreement, the Company pays the bank monthly interest on advances at a variable rate of prime plus 1/4% per annum (subject to adjustment once each year). It is obligated to repay the entire unpaid principal amount of all advances on the line of credit, together with unpaid accrued interest, on the line of credit termination date which is June 30, 2002. However, the Company expects that it will be able to extend its line of credit on the same terms for an additional two years, based on its good credit and payment record with Fleet Bank and its good business relationship with Fleet Bank's loan officer, who acted as loan officer in connection with the Company's former loan with First Union Bank. The Company is current on all payments due to Fleet Bank and is in compliance with all covenants and restrictions in its loan agreement with Fleet Bank.

(c) **Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.**

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

The Company provides direct loans to commercial borrowers and also brokers loans for commercial and residential borrowers with other lenders. Both its direct lending and its loan brokerage activities are conducted within the portion of the financial services industry which makes secured loans to persons and entities which generally are unable to obtain financing from a bank. The geographic area in which the Company does business is Pennsylvania, New Jersey, and Delaware. The Company's business is highly competitive. Many financial institutions and other entities are engaged in the same lines of business as the Company. The competition includes small enterprises as well as national corporations, many of which are substantially larger and have access to greater resources (including, without limitation, financial, marketing and administrative resources) than the Company. In addition, many of the Company's larger competitors have corporate or trade names that are considerably better known than the Company. The Company's principal competitors in both direct lending and loan brokerage are subsidiaries of American Business Financial Services, Inc., American Business Credit, Inc. and HomeAmerican Credit, Inc., doing business as Upland Mortgage, which deal respectively with business and residential borrowers with impaired credit. Interbay Funding, LLC is a large commercial lending competitor. The Company also faces strong competition from banks, credit unions, other finance companies, thrift institutions, issuers of credit cards and others, including retailers, who extend credit to the public. Strong competition from larger and better known competitors may cause the Company to lower its credit standards if the Company is unable to find enough borrowers that meet its standards. The Company believes that its current credit standards are as conservative as its competitors' and that the interest rates which the Company receives on loans which it makes are higher than its competitors'. Lenders compete, among other ways, through advertising, the size and length of the loan which the lender is willing to make, the interest rate and other types of finance and service charges, the nature of the risk which the lender is willing to assume, and the type of collateral, if any, required by the lender. The Company believes that it is and will be able to compete in this industry because it is able to act promptly and efficiently to consider a loan request and because of its familiarity with real estate values in its market area. The Company's commercial lending business may be affected by potential downturns in the real estate market and rising interest rates. If the value of the real estate market declines, the value of the security (the mortgages) held by the Company will be jeopardized. In addition, the ability of the Company to make loans to borrowers could be limited because of the decreased value of their real estate. Likewise, if interest rates rise, many potential borrowers may not meet the Company's credit standards or may not seek loans from the Company. In addition, in order to obtain funds, the Company may be forced to pay higher interest rates.

Further, the Company's business may be affected by the usury laws of various states. Usury laws set a maximum limit on the amount of interest that may be charged for certain loans. The Company may not charge a rate of interest in excess of the rate permitted under applicable state usury laws. However, in many states, including Pennsylvania, the usury laws do not apply to loans made for business purposes, although state usury laws may apply to consumer loans. Each state has its own usury laws which the Company expects to comply with before making consumer loans.

The Company also faces substantial competition in its business of selling Investment Certificates from banks and savings banks and other lenders, particularly from those who sell notes or other debt securities to fund commercial lending activities similar to the Company's, such as American Business Financial Services, Inc. Internet banks, such as ING Direct and E-Trade Bank are also providing competition in this line of business. These banks offer an additional inducement to investors of Federal Deposit Insurance on amounts invested. Currently interest rates appear to be headed lower, which could have the effect of making the Company's Investment Certificates more attractive to investors because of their relatively higher interest rates.

In general interest rates decreased during 2001. There may be a negative impact on the Company if money remains available at low rates for any extended period of time, if potential borrowers are able to obtain financing at lower rates than the Company can offer. There is also a positive impact of lower interest rates, because the Company's cost of funds is lower, while the Company's loan interest rates remain fixed. The Company believes that its competitive position is not greatly affected by interest rate changes, because it markets its loans to a limited market, consisting of those who must borrow at higher than normal rates.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Most of the Company's customers are obtained through recommendations by other customers or by attorneys, bankers, accountants, and mortgage companies. Customers are also obtained through the personal contacts or marketing and sales efforts of the Company's personnel. Persons referring business to the Company may request fees or commissions for recommendations or referrals ranging from 1%-5% of the amount loaned. Such fees or commissions normally are paid solely by the borrower and, in any event, will not be paid from the proceeds of this offering. The Company also advertises its services by direct mail advertising, advertisements in local newspapers, and radio advertising. The Company's receivables at December 31, 2001 totaled $3,210,853. At that date, there was a loan to a company owned by Mr. Michael Singer, who is Paul Singer's father, the balance of which $625,000. This loan accounted for 19.5% of the Company's receivables at December 31, 2001.

(e) **State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.**

As of: **(a recent date)**	12/31/01	None
As of: **(one year earlier)**	12/31/00	None

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

Not applicable.

(f) **State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.**

The Company currently has three full-time employees. They are Paul Singer, its President, a director of investor relations, and an office manager. None of the Company's employees is subject to collective bargaining agreements, and the Company does not expect that any union organizing efforts will be undertaken with respect to its employees. The Company does not expect to have need of more than three to four employees, and expects to hire new employees only as existing employees leave its employ. Under his Employment Agreement with the Company, Paul Singer is entitled to receive annual compensation of $50,000. Mr. Singer also is entitled to receive such bonus or bonuses as may be awarded to him by the Board of Directors. Mr. Singer was paid no bonus in 2000. In 1999, he received a bonus of $36,000, based on the Company's profitability from loan operations during that year and in 2001 he received a bonus of $1,800.

(g) **Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.**

Currently, the Company's principal executive offices are on the ground floor of a 3-story building, located at 1708 Locust Street in Philadelphia, Pennsylvania, which the Company purchased from Royal Bank of Pennsylvania on May 14, 1997. The purchase price of the 1708 Locust Street building was $325,000. To finance the purchase, the Company made an $81,000 deposit, paid $14,854 in settlement prorations and costs and obtained a $244,000 mortgage from Royal Bank of Philadelphia, the seller. This mortgage was subsequently refinanced by Willow Grove Bank. The balance at December 31, 2001 was $237,843. The monthly mortgage payment is $2,070, including interest at 7.75% per annum through October 2004. Beginning in November 2004, the monthly payments will be $2,221, including interest at 3.25% over the five-year U.S. Treasury Note rate. Any remaining balance is due in October 2019. The loan is secured by the Company's land and building at 1708 Locust Street and guaranteed by Paul Singer. The Company leases the remaining space in the building to Paul Singer's wife for $500 per month as a residence for Mr. Singer and his family under a lease which expires May 1, 2006.

(h) **Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.**

The Company's operations do not depend upon patents or copyrights. Certain information about the way the Company does business is considered by the Company to be unique and proprietary. Pursuant to his Employment Agreement with the Company, Paul Singer has agreed not to divulge any of the Company's confidential or proprietary information (such as lending standards, marketing plans or customer lists) to any other person or entity. The agreement also obligates him to not engage in any investments or activities which will compete with the Company during the term of that agreement and for a period of one year thereafter. The Company intends to require all of its other key employees or consultants to sign non-disclosure or non-competition agreements with substantially similar restrictions. The Company is not a party to any license agreement, nor does the nature of its business require expenditure of funds for research and development.

(i) **If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.**

In its consumer lending business, the Company is subject to material regulation such as the Pennsylvania Consumer Discount Company Act, the Truth in Lending Act, the Equal Credit Opportunity Act, and the Fair Credit Reporting Act. To the extent that it has made consumer loans, the Company has experienced no difficulty in complying with these regulations, which apply to all consumer lenders. The Company is licensed as a first mortgage broker and as a mortgage banker by the Department of Banking of the Commonwealth of Pennsylvania. In its commercial lending activity, the Company is virtually unregulated. The Company is also subject to regulation under Federal and state law in connection with offering and selling the Investment Certificates. The Pennsylvania Securities Commission has published guidelines for registration of securities similar to the Investment Certificates, including a limitation on borrowings senior to the Investment Certificates and restrictions on redemption of equity securities, payment of dividends on preferred or common stock owned by officers, directors, and controlling shareholders, and the payment of salaries, fees, bonuses, and other forms of compensation to officers and directors, as well as requiring the use of a trust indenture in certain cases. The Company believes it is in compliance with these restrictions.

(j) **State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.**

The Company has no subsidiaries.

(k) **Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).**

The Company has engaged in the normal course of its business during the past five years, and has grown from a start-up company to a company with profitable operations. It has not engaged in any merger, acquisition, spin-off, recapitalization, or stock split. In 1997 it issued 320 shares of additional common stock to Paul Singer in return for his additional investment of $96,000. On January 31, 2001, it issued an additional 680 shares to Mr. Singer for an additional investment of $204,000.

4. (a) **If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.**

Event or Milestone	**Expected manner of occurrence or method of achievement**	**Date or number of months after receipt of proceeds when should be accomplished**
Not applicable		

(b) **State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)**

Not applicable

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. **What were net, after-tax earnings for the last fiscal year?**

   Total $ .... ($ .... per share) Not applicable.

6. **If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.**

Offering Price Per Share	=	Not applicable
Net After-Tax Earnings Last Year Per Share		(price/earnings multiple)

7. (a) **What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.**

   Not applicable.

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   Not applicable.

   (b) **State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, any relationship of such persons to the company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)**

   Not applicable.

8. (a) **What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any**

convertible securities offered in this offering.)

If the maximum is sold: ...% Not applicable.

If the minimum is sold: ...% Not applicable.

(b) **What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)**

If maximum is sold: $ ...*/ Not applicable.

If minimum is sold: $ ...*/ Not applicable.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

***/ These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:** Not applicable. **These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:** Not applicable.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) **The following table sets forth the use of the proceeds from this Offering:**

	If Maximum Sold	
	Amount	%
Total Proceeds	$1,489,813	100.0
Less: Offering Expenses		
Commissions & Finders Fees	0	.0
Legal & Accounting	20,000	0.46

Copying & Advertising	10,000	0.23
Other (Specify):	None	.0
Net Proceeds from Offering	$1,459,813	99.31
Use of Net Proceeds		
Commercial Loans	$1,459,813	100.0
Other Business Uses	$ 0	
Total Use of Net Proceeds	$1,459,813	100.0

To the extent that existing holders of Investment Certificates elect to roll-over their certificates as they become due during the two-year period during which this offering is expected to remain effective, the amount represented by roll-overs will not be new capital coming into the Company, but all amounts reinvested will continue to be used for the purpose of making commercial loans. The Company's loan portfolio is not tied to specific Investment Certificates. Amounts available for loans come from the Company's equity, bank borrowings, and proceeds of the sale of Investment Certificates.

(b) **If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.**

To the extent that less than all of the Certificates are sold, the amount of proceeds available for commercial loans and other business uses will be reduced. If only $30,000 is raised pursuant to this offering, all proceeds will be used to pay the expenses of the offering (which include legal and accounting expenses). The Company expects that its operating expenses, which include salaries, marketing and advertising expenses, will be paid out of interest revenue from mortgages and/or fee income from mortgage brokerage operations rather than from the proceeds of the offering.

Note: **After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.**

10. (a) **If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.**

Although financing obtained from sources other than this offering is not necessary for the Company to continue to make business loans, the Company has obtained a bank line of credit in the current maximum amount of $2,000,000 which expires on June 30, 2002. As of December 31, 2001, the amount outstanding on the line of credit was $293,464. The funds made available thereunder will be used to make additional commercial loans. The amount of the line of credit is directly related to the amount of mortgages in the Company's portfolio since the line of credit is secured by the mortgages obtained by the Company. The Company's lending bank currently lends the Company up to 80% of the value of the underlying collateral. However, the Company intends to maintain a ratio of total debt to tangible shareholders' equity of not more than eight to one, so the Company's ability to increase its borrowings, and consequently its ability to make additional loans, may be limited by its available equity capital. Additionally, the Company's loan agreement with the bank requires that the Company maintain a ratio of total debt to tangible net worth of not more than eight to one, thus the Company's ability to increase its borrowings, and consequently its ability to make additional loans, may also be limited by its tangible net worth.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

The Company does not intend to use the proceeds of this offering to discharge any existing indebtedness of the Company except (1) for the payment of expenses incurred in connection with this offering, and (2) to the extent the management of the Company determines that there is no immediate need to fund new loans with the proceeds of this offering, The Company may elect to pay down the line of credit to save interest expense and to draw again on the line of credit when necessary to make new loans.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not applicable.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

The Company does not intend to use the proceeds of this offering to reimburse any officer, director, employee or stockholder for services already rendered or assets previously transferred. However, it may use the proceeds of this offering to reimburse Mr. Paul Singer, the Company's sole officer, director, and stockholder, for monies loaned or advanced, to the extent the management of the Company determines that there is no immediate need to fund new loans with the proceeds of this offering, there is availability under the Company's line of credit. At December 31, 2001. the balance of the Company's indebtedness to Mr. Singer was $87,722. Mr. Singer's loans to the Company are due on demand and bear interest at an annual rate of 7.5%. As of January 31, 2001 Mr. Singer converted $204,000 of the Company's indebtedness to him to common stock of the Company, receiving 680 shares of the stock in addition to his other holdings.

11. **Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.**

The Company is no experiencing a shortage in operating cash flow. The Company is not in default or breach of any note, loan, lease, or other indebtedness or financing arrangement requiring the Company to make payments. The Company's trade payables have been paid within normal terms, and the Company expects to continue this practice. The Company is not subject to any unsatisfied judgments, liens, or settlement obligations. During the next 12 months, the Company intends to continue making business loans from the proceeds of this offering, as well as from advances under its bank line of credit. The Company's ability to repay the holders of the Certificates as well as repay the line of credit depends to a large extent upon the Company's receipt of repayment of its business loans. See Question 2 -- Risk Factors. To the extent that the Company does not receive adequate payments from its borrowers during the next 12 months, it may be forced to seek additional funds to repay the holders of the Certificates or its lending bank. Such additional funds could be obtained through the issuance of additional securities by the Company, additional capital contributions, the sale by the Company of its business loans to a third party, or other sources. In the event that all of the Company's assets are pledged for other indebtedness, it is unlikely that a bank or financial institution will extend additional funds. Furthermore, the Company may not be able to obtain additional financing on favorable terms or at all.

12. **Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.**

If all of the Certificates are sold, the offering will satisfy the Company's cash requirements for the next 24 months. If substantially less than all of the Certificates offered hereby are sold, the Company does not anticipate the need for additional funds in order to meet its commitments. However, the amount of business loans the Company will be able to make likely will be limited. Furthermore, if the Company cannot find borrowers on favorable terms, it may not be able to make loans. In such event, any proceeds from the sale of Certificates may be applied towards purchasing loans generated by others, for the redemption of some or all of the Certificates or for other purposes. Even if the Company is unable to make new loans, which management of the Company considers unlikely, the Company will still be obligated to pay interest and repay principal on all unredeemed Certificates.

CAPITALIZATION

13. **Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:**

	Amount Outstanding			
	As of:	As Adjusted		
	12/31/01	Minimum	If all are New Sales Maximum	If all by Rollover Maximum
Debt:				
Short-term debt (average interest rate ___%)	$293,464	NA	$293,464	$293,464
Long-term debt (average interest rate variable)	$3,004,322	NA	$4,494,135	$2,606,135
Total debt	$3,297,786	NA	$4,787,599	$2,901,235
Stockholders equity (deficit):				
Preferred stock - par or stated value (by class of preferred in order of preferences) 500,000 shares authorized; none issued				
Common stock - par or stated value	$600,000	NA	$600,000	$600,000
Additional paid in capital				
Retained earnings (deficit)	$128,034	NA	$128,034	$128,034
Total stockholders equity (deficit)	$728,034	NA	$728,034	$728,034
Total Capitalization	$4,025,820	NA	$5,515,633	$3,629,633

In the event that the entire offering is sold, the Company will remain in compliance the debt-to-equity ratio required by Fleet Bank, because subordinated debt, including the Investment Certificates, is considered equity under Fleet Bank's definition of equity as shareholders' equity, plus subordinated debt, less intangible assets. However, the Company will only be able to meet the eight-to-one debt to equity ratio if it obtains additional equity investment, either from Paul Singer or another investor. To the extent that current holders of Investment Certificates roll-over their certificates in this offering, the total amount of new debt will be less than $1,489,813, which is the amount of new debt shown in the above chart.

Number of preferred shares authorized to be outstanding:

Number or Class of Preferred	Shares Authorized	Par Value Per Share
Preferred Stock	500,000	None

Number of common shares authorized: 10,000 **shares. Par or stated value per share, if any: $** None

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 **shares.**

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[ ] **Common Stock**
[ ] **Preferred or Preference Stock**
[X] **Notes or Debentures**
[ ] **Units of two or more types of securities composed of: ....**
[ ] **Other: ....**

15. These securities have:

Yes No

[ ] [X] **Cumulative voting rights**

[ ] [X] **Other special voting rights**

[ ] [X] **Preemptive rights to purchase in new issues of shares**

[ ] [X] **Preference as to dividends or interest**

[ ] [X] **Preference upon liquidation**

[ ] [X] **Other special rights or preferences (specify):**

Explain:

Not applicable..

16. **Are the securities convertible?** **[ ] Yes** **[X] No**

If so, state conversion price or formula. Not applicable.

Date when conversion becomes effective: Not applicable.

Date when conversion expires: Not applicable.

17. **(a) If securities are notes or other types of debt securities:**

(1) **What is the interest rate? ...%** (multiple rates, depending on date of issue)

If interest rate is variable or multiple rates, describe: ....

The interest rate for each Certificate is fixed for the term of the Certificate and is not less than one percent greater than the average of the two highest rates then being paid by Wachovia National Bank, Mellon Bank and PNC Bank (or their successors) on instruments or certificates (such as certificates of deposit) having substantially similar denominations and maturities as the Certificates being issued by the Company. The interest rates on the Certificates are determined by Paul Singer, the Company's sole director, taking into account current business and market conditions. The Company anticipates that the interest rates per annum on the Certificates will vary between an approximate minimum rate of 6% and an approximate maximum rate of 12%. The minimum and maximum fixed interest rates which are offered will change from time to time in response to current business and market conditions.

The interest rates for new Certificates are set each Wednesday morning at the start of business based on the rates being paid by the banks named in the preceding paragraph on or as of the previous day's close of business. Such rates are paid on all Certificates issued between the start of business on that Wednesday and the close of business on the following Tuesday. Interest is calculated and accrues daily. To determine the current rates, prospective investors in the Certificates should call the Company at (215) 893-9722 or (877) SINGER-NOW.

For investments in the Certificates in aggregate amounts of less than $10,000, interest is payable annually or at maturity, at the Certificateholder's option. For aggregate investments of $10,000 or more, interest is payable monthly, quarterly, annually or at maturity, at the Certificateholder's option.

All Certificates are issued in fully registered form as to both principal and interest. The Company is entitled to treat the registered holder shown on its records as the owner of the Certificate for all purposes. Ownership of a Certificate may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Certificates so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

(2) **What is the maturity date? ../../..** The Certificates have variable maturity dates, as selected by the investor, ranging from 12 months to 180 months.

If serial maturity dates, describe:

The Company is offering Certificates with maturities of 12 months, 36 months, 60 months, 84 months, 120 months, and 180 months. When a Certificate matures, unless the holder or the Company otherwise elects, it is automatically rolled-over into a new fixed rate subordinated investment certificate of the series then being offered by the Company, or at the Company's option, the Company may extend the term of the maturing Certificate for the same term as the maturing Certificate, unless the holder presents the Certificate for payment within 30 days after its maturity date, or the Company gives the holder seven days prior written notice that it intends to redeem the Certificate at maturity. The new or extended Certificate, whichever is the case, will bear interest at the then current interest rate for newly issued certificates of that series or, at the Company's option, at the same interest rate as the maturing Certificate. It is expected that the terms of future series of the Company's subordinated investment certificates will include similar rollover and extension provisions. This offering includes an offering to current holders of Investment Certificates whose Certificates mature while this offering is in effect with respect to the roll-over or reinvestment of principal or principal and interest of her or his Investment Certificate upon its maturity. Each Investment Certificate holder is furnished with an updated copy of this Offering Circular, together with the Company's most recent financial statements prior to the maturity of her or his Investment Certificate. A certificate may be redeemed by the holder at any time after 30 days following the date of its original issuance upon the death of any of the registered holder(s). Such notice shall state the then current interest rate and shall include a disclaimer that interest rates change weekly and that the holder should contact the Company by telephone to obtain the interest rate effective as of the date of maturity. The Company shall also send one copy of the Company's then current Offering Circular to the holder within 30 days prior to the date of maturity of the certificate if the Company does not send a copy of the then current Offering Circular to all certificate holders at least annually.

(3) **Is there a mandatory sinking fund?**

[ ] Yes [X] No

Describe: Not applicable.

(4) **Is there a trust indenture? [ ] Yes [X] No**

Name, address and telephone number of Trustee

Not applicable.

(5) **Are the securities callable or subject to redemption?** [X] Yes [ ] No

Describe, including redemption prices:

The Company has the right, at its option, to call any of the Certificates for redemption before maturity in whole or in part, at any time or from time to time. If a Certificate is redeemed before maturity, the holder will be paid an amount equal to the face value of the Certificate plus any accrued interest through the date of redemption, plus a prepayment premium of one-half of one percent per year through the maturity of the Certificate being redeemed, compounded annually as of the date of redemption. The Company may redeem the Certificates in part, in which event the holder receives payment of a portion of the face value of the Certificate, as well as accrued interest on the redeemed portion through the date of partial redemption, plus a prepayment premium of one-half of one percent per year through the maturity of the portion of the Certificate being redeemed. In the event of a partial redemption, the partial redemption applies to all Certificateholders regardless of the series of Certificate or interest rate thereon. The Company will give the holder not less than 30 days prior written notice by registered mail (to the last address for the Certificateholder appearing on the Company's records) of each redemption, specifying the principal amount of the Certificates to be redeemed and the redemption date. The principal amount of the Certificate specified in the notice, together with interest accrued and unpaid thereon to the date of redemption plus the applicable prepayment premium, is due and payable on the redemption date.

The Company may, in its discretion, redeem Certificates of one series without redeeming Certificates of any other series and may redeem Certificates bearing one rate of interest without redeeming Certificates of the same series bearing a different rate of interest. In case of redemption by the Company of less than all of the Certificates bearing the same rate of interest, the Company will select the Certificates to be redeemed by lot or by another method which the Company deems fair and appropriate.

The notice of redemption to be given by the Company to the affected Certificateholders will contain detailed redemption instructions. Included in such notice will be delivery procedures and instructions for delivery of the Certificates to the Company, the effective date of the redemption and related matters. Any interest due in connection with the redemption will be accrued through the date of the redemption. Upon delivery to the Company of the Certificate to be redeemed, together with related documentation, a check in the appropriate amount will promptly be forwarded to the holder of the redeemed Certificate.

(6) Are the securities collateralized by real or personal property?

[ ] Yes [X] **No** **Describe:** The Certificates are unsecured.

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

The principal due on the Certificates and any accrued interest are subordinated debt. In the event of the Company's bankruptcy or liquidation, holders of the Certificates will be entitled to be paid principal and interest on the Certificates only after the payment in full of all of the Company's other indebtedness for borrowed money or otherwise, whether incurred before or after the issuance of the Certificates, and including the Company's indebtedness to its bank under its line of credit, the Company's indebtedness to affiliates such as Paul Singer, and the Company's indebtedness to trade creditors. There is no limit on the amount of indebtedness which the Company may incur to which the Certificates would be subordinated.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? As of December 31, 2001, $619,029 , including a loan payable to Paul Singer of $87,722. In addition to the loan by Mr. Singer, the Company's senior indebtedness is comprised of its loan from Fleet Bank and the mortgage payable to Willow Grove Bank, secured by the Company's building at 1708 Locust Street. The Company is current on all payments required by senior indebtedness and is in compliance with all senior debt agreement covenants.

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? All Certificates are entitled to payment on a pari passu basis. If all Certificates offered hereby are sold, there would be $4,494,135 of pari passu indebtedness, including $2,766,479 in Certificates that were sold by the Company in previous Regulation A offerings and were outstanding as of December 31, 2001.

How much indebtedness is junior (subordinated) to the securities? None.

(b) **If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.**

	Year Ended December 31, 2001		
		Pro Forma	
	Actual	Minimum	Maximum
"Earnings" = ---------------- "Fixed Charges"	23.2%	23.2%	

If no earnings show "Fixed Charges" only

Not applicable.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. **If securities are Preference or Preferred stock:** Not applicable.

    Are unpaid dividends cumulative? [ ] Yes [ ] No

    Are securities callable? [ ] Yes [ ] No

    Explain: Not applicable

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. **If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:**

    Not applicable.

20. **Current amount of assets available for payment of dividends if deficit must be first made up (show deficit in parenthesis):**

    Not applicable.

PLAN OF DISTRIBUTION

21. **The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:**

    Not applicable.

22. **Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or other-wise making introductions in furtherance of this offering.)**

    Not applicable.

23. **Describe any material relationships between any of the selling agents or finders and the Company or**

its management.

Not applicable.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. **If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:**

Paul Singer (President of the Company)
Singer Financial Corp.
1708 Locust Street
Philadelphia, PA 19103
Telephone No. (215) 893-9722 or (877) SINGER-NOW

The Company will sell the Investment Certificates directly, without an underwriter or selling agent. The Investment Certificates will be sold by Mr. Singer who, under Rule 3a4-1(a) of the Exchange Act, is deemed not to be a broker. In accordance with the provisions of Rule 3a4-1(a), Mr. Singer will not be compensated by commission, will not be associated with any broker or dealer and will limit his activities so that, among other things, he does not engage in oral solicitations of, and will comply with certain specified limitations when responding to inquiries from, potential purchasers.

25. **If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:**

Not applicable.

Will the certificates bear a legend notifying holders of such restrictions?

[ ] Yes [ ] No Not applicable.

26. (a) **Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:**

Not applicable.

(b) **Date at which funds will be returned by escrow agent if minimum proceeds are not raised:**

Not applicable.

Will interest on proceeds during escrow period be paid to investors?

[ ] Yes [ ] No Not applicable.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

All of the currently issued and outstanding shares of common stock are restricted securities within the meaning of Rule 144 promulgated under the Securities Act of 1933, and cannot be resold without registration under the Act, except in reliance on Rule 144 or another applicable exemption from registration.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has not within the last five years paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: **Title:** President and Chief Executive Officer
Name: Mr. Paul Singer **Age:** 37

Office Street Address:
1708 Locust Street
Philadelphia, PA 19103

Telephone No.: (215) 893-9722 or (877) SINGER-NOW

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Before forming the Company in October 1992, Mr. Singer was a mortgage broker with Treecorp Financial Inc. From October 1990 through August 1992, Mr. Singer brokered residential and commercial loans. From 1988 to 1990, Mr. Singer was employed by Scott Finance Company and Scott Consumer Discount Co., where he managed all phases of the business. Scott Finance Company and Scott Consumer Discount are owned by Mr. Singer's father, Mr. Michael Singer. The businesses of those companies were commercial and consumer loans, respectively, with loans ranging in size from $10,000 to $200,000, all secured by real estate. From 1986 to 1988, Mr. Singer was the founder and President of Credit Recovery System and

Collection Agency which specialized in collecting delinquent accounts for small businesses. Additionally, from 1988 to 1996, Mr. Singer was a member of the Board of Directors of Market Street Building and Loan Association, which is a thrift institution located in Philadelphia, Pennsylvania which is owned by Mr. Singer's father, Mr. Michael Singer. Since 1992, Mr. Singer has served continuously as President, Chief Executive Officer, Chief Financial Officer, and Secretary of he Company.

Education (degrees, schools, and dates):

Mr. Singer received a B.S. Degree in Finance from Philadelphia College of Textiles and Science in 1988.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Singer is a full-time employee of the Company.

30. Chief Operating Officer: Title: ....

Mr. Singer also serves in this capacity.

31. Chief Financial Officer: Title: ....

Mr. Singer also serves in this capacity.

32. Other Key Personnel:

Not applicable.

DIRECTORS OF THE COMPANY

33. Number of Directors: 1 **If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:**

Paul Singer is the sole director of the Company and has served as sole director since 1992. The Company currently has no outside directors.

34. Information concerning outside or other Directors (i.e. those not described above):

Not applicable.

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[X] Yes [ ] No

Explain:

As set forth above (see Question 29), prior to founding the Company, Mr. Paul Singer was active for over 6 years as a mortgage broker. Mr. Singer has extensive experience in making direct loans.

(b) **If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.**

Not applicable. Mr. Singer was not subject to any restrictive covenant in any prior employment relationship.

(c) **If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start- up or development stage and describe the circumstances, including relevant dates.**

Not applicable.

(d) **If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.**

Not applicable.

(e) **If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.**

Not applicable.

36. **If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.**

Not applicable.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it

successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

As of December 31, 2001:

Name:	Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	Held After Offering if All Securities Sold	% of Total
Paul Singer	Common Stock	$300.00	2,000	100	2,000	100

Office Street Address:
1708 Locust Street
Philadelphia, Pa 19103

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: _____ shares (____ of total outstanding)

After offering: (a) Assuming minimum securities sold:

.... shares (...% of total outstanding)

(b) Assuming maximum securities sold:

.... shares (...% of total outstanding)

Mr. Singer owns, and will own after the offering, 100% of all shares of the Company.

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, key personnel or principal stockholders are related by blood or marriage, please describe.

Not applicable.

(b) **If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.**

The Company has made a loan to a company owned by Mr. Michael Singer, who is the father of Paul Singer, the Company's sole stockholder. At December 31, 2001, the amount owed to the Company was $625,000. This loan is due on demand and bears interest at 9.88%. None of the Company's other loans receivable is due on demand, and all of the other loans made by the Company have an interest rate of 14% or higher. The Company's current standards require loans which it makes to have a $10,000 minimum principal amount and a $500,000 maximum principal amount, with a minimum annual interest rate of 14% which is adjusted (upward or downward, but not below 14% per annum) in accordance with changes in the prime rate.

Mr. Paul Singer, the Company's sole officer, director and shareholder, has made a loan to the Company. At December 31, 2001 the amount owed to Mr. Singer was $87,722. This loan is due on demand and bears interest at an annual rate of 7.5%.

The Company has entered into a lease for the portion of its building at 1708 Locust Street that is not used for business purposes with Paul Singer's wife for use by Mr. Singer and his family as their personal residence at a rent of $500 per month. The lease expires May 1, 2006. Mr. Singer has personally guaranteed payment of all amounts due under the mortgage to Willow Grove Bank.

(c) **If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.**

Not applicable.

40. (a) **List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:**

	Cash	**Other**
Chief Executive Officer	$ 51,800	$----------
Chief Operating Officer	------------	$----------
Chief Accounting Officer	------------	------------

Key Personnel:

------------------------	------------	------------
------------------------	------------	------------
------------------------	------------	------------
Others:		
------------------------	------------	------------
------------------------	------------	------------
------------------------	------------	------------
Total:	$51,800	$-----------
Directors as a group (number of persons 1)	$51,800	$-----------

All of such compensation was in the form of commissions paid to Mr. Singer for his services as a mortgage broker. Such commissions were in an amount determined by the Board of Directors. Mr. Singer is the sole member of the Board of Directors. Mr. Singer is currently entitled to receive up to a maximum of $50,000 annually. Mr. Singer also is entitled to receive such bonus or bonuses as may be awarded to him by the Board of Directors. See Question 40(c) below.

(b) **If remuneration is expected to change or has been unpaid in prior years, explain:**

See Question 40(c) below.

(c) **If any employment agreements exist or are contemplated, describe:**

Paul Singer is a party to a five-year Employment and Non-Competition Agreement with the Company which commenced on January 1, 2001 and expires on December 31, 2005. The Agreement will be automatically renewed from year to year after 2005 unless terminated by either party. The Agreement provides for annual compensation not to exceed $50,000, payable in the form of 25% of the Company's brokerage commission fee income and 10% of the Company's interest income. Mr. Singer also is entitled to receive such bonus or bonuses as may be awarded to him by the Board of Directors. Since Mr. Singer is currently the sole Director, he has the unilateral ability to determine his bonus, if any. Mr. Singer received no bonus in 2000, and received a $36,000 bonus in 1999, the amount of which was based on the Company's profitability during 1999 and in 2001 he received a bonus of $1,800. The Employment Agreement requires Mr. Singer to devote his full time and attention to the business and affairs of the Company, and obligates him not to engage in any investments or activities which compete with the Company during the term of the Agreement and for a period of one year thereafter.

41. (a) **Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: .... shares (number of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:**

Not applicable.

(b) **Number of common shares subject to issuance existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:** 0 **shares.**

(c) **Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.**

Not applicable.

42. **If the business is highly dependent on the services of certain key personnel, describe any arrangement to assure that these persons will remain with the Company and not compete upon any termination:**

Paul Singer is a party to a five-year employment agreement with the Company which commenced on January 1, 2001 and expires on December 31, 2005. The Agreement will be automatically renewed from year to year after 2005 unless terminated by either party. The Employment Agreement requires Mr. Singer to devote his full time and attention to the business and affairs of the Company and obligates him not to engage in any investments or activities which compete with the Company during the term of the Agreement and for a period of one year thereafter.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. **Describe any past, pending or threatened litigation or administrative action which has held or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.**

There is no past, pending or threatened litigation which has had or may have a material effect upon the Company's business, financial condition or operation. However, a past administrative proceeding had an effect upon the Company's business, financial condition and operation. On June 5, 1997, the Pennsylvania Securities Commission issued an Order pursuant to which it declared that the Company violated Section 201 of Pennsylvania Securities Act of 1972 (1972 Act) when it sold Subordinated Investment Certificates in the Commonwealth of Pennsylvania without registering such offers and sales with the Commission. Section 201 requires the registration of the offer and/or sale of securities in the Commonwealth of Pennsylvania unless the security or transaction is exempt from registration. Subordinated Investment Certificates qualify as securities. From 1995 to 1997, the Company sold Subordinated Investment Certificates in Pennsylvania pursuant to a prior Regulation A offering effective in Delaware and New Jersey without registering any of the offers or sales with the Pennsylvania Securities Commission. The Company did not satisfy the requirements of any exemption from registration. The Order issued by the Commission (i) required that the Company disclose the Order and the rescission offer in this Form 1-A as well as in past and future filings for registration or exemption pursuant to Sections 202, 203, 205, or 206 of the 1972 Act, (ii) prohibited the Company from selling any securities in the Commonwealth of Pennsylvania in reliance upon exemptions contained in Sections 203(d), (l) or (j) of the 1972 Act for the period of one year from the date of the Order, (iii) required the Company to retain the services of experienced securities counsel for a period of five years from the date of the Order for purposes of complying with the registration provisions of Section 201 of the 1972 Act in making any filings with the Commission required by the 1972 Act, (iv) required the Company to complete a rescission offering for the Subordinated Investment Certificates sold to Pennsylvania residents for the period of June 27, 1995 through March 21, 1997 in accordance with Section 504(d) of the 1972 Act within sixty days of the date of the Order, (v) directed the Company to pay legal and investigative costs in the amount of $500.00 to the Commission within thirty days from the date of the Order, and (vi) directed the Company to comply with the provisions of the 1972 Act, pursuant to Section 201 thereof. In order to settle the Pennsylvania Securities Commission's investigation that the Company violated certain Pennsylvania securities laws and while not admitting or denying liability, the Company consented to the entry of an order by the Pennsylvania Securities Commission that the Company violated Section 201 of the 1972 Act by failing to register the offer and sale of these securities with the Commission. The total purchase price of the certificates the Company was required to offer to rescind equaled $51,200. The Company completed the rescission offer, as directed, and paid the only Certificateholder to accept the offer $1,049, his investment plus interest.

On October 14, 1999, the Company's most recent Regulation A Offering became effective, and was registered in Pennsylvania by coordination under Section 205 of the 1972 Act. The effectiveness of this registration beyond one year was dependant upon the Company's filing Form 207-J before October 14, 2000. Such a form was prepared, but the Company learned in May 2001 that the filing was not received by the Pennsylvania Securities Commission. During the period October 14, 2000 and May 4, 2001, certificates with a principal amount of $146,834 were sold to residents of Pennsylvania. The Company has agreed to include in this offering an offer of rescission to each Pennsylvania resident who purchased a Certificate during this time period and to offer to repurchase any such certificate for an amount equal to its principal amount plus interest at 6% per annum through the date of rescission, less any interest payments already made. This offer of rescission will be made immediately upon authorization by the Securities and Exchange Commission and the Pennsylvania Securities Commission and will be open for a period of 30 days. The Company will provide a copy of this Offering Circular to each affected purchaser and will provide a form by which any purchaser so desiring will be permitted to elect to rescind her or his purchase and receive an immediate refund of all amounts paid, together with interest at the rate of six percent per year from the date of purchase, as required by applicable regulations of the Pennsylvania Securities Commission.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in the offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Not applicable.

Name of Tax Advisor: Not applicable.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

At December 31, 2000 a company owned by Mr. Michael Singer, who is Paul Singer's father, owed the Company $625,000. This loan is due on demand and bears interest at 9.88%. None of the Company's other loans receivable is due on demand. Other than this loan receivable which is payable on demand, the Company's current standards require loans which it makes to have a $10,000 minimum principal amount and a $500,000 maximum principal amount, with a minimum annual interest rate of 14% which is adjusted (upward or downward, but not below 14% per annum) in accordance with changes in the prime rate.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

See attached financial statements, pages F-1 through F-11.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company operated at a profit during its most recent fiscal year, ended December 31, 2001.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The fluctuation of interest rates or real estate values could impact the Company's business. In this regard, a decline in real estate values may jeopardize the value of the security (*i.e.*, real estate mortgages) for the Company's business loans. In addition, the ability of the Company to make loans to borrowers could be limited because of the decreased value of the borrower's real estate which would be the collateral for the loan. Likewise, if interest rates rise, many potential borrowers may not meet the Company's credit standards. In addition, if the Company is required to borrow funds to finance its operations, the Company likely will be forced to pay higher interest rates. Finally, if interest rates rise, many potential borrowers may not seek loans from the Company. The Company anticipates that interest rates will decrease over the next 12 months, in which case its cost of funds will decrease, to its advantage, but the rates at which it is able to lend money may also decrease, which may affect the Company's profitability. If, on the other hand, interest rates increase, the Company should experience increased loan demand, as other lenders tighten their lending requirements.

The following is an aging schedule on a contractual basis as of December 31, 2001, showing the performance of the Company's receivables in accordance with contractual terms:

	No. Accts.	Unpaid Balances	%
Contractual Terms -- All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	22	$2,344.929	86.4%
60 - 89 days (3 payments in arrears)			
90 - 179 days (4 to 6 payments in arrears)			

180 - 269 days (7 to 9 payments in arrears)			
270 days or more (10+ payments in arrears)	1	368,648	13.6%
Total Outstanding	23	2,713,577	100%

The Company's credit losses for each of its last two fiscal years were as follows:

	2000	2001
Balance Beginning of Period	None	None
ADD:		
Bad Debts Recovered		
Other Credits (Detail)		
DEDUCTIONS:		
Losses Charged	None	None
Other Charges (Detail)		
Balance End of Period	None	None

Because the Company's loans are backed by real estate, mortgaged to Company, and because the Company's loan-to-value ratio is at the level of 65% or less, the Company has not had, and does not anticipate having, any credit losses.

The Company believes that the loan more than 90 days in arrears is fully collectible, including all costs of collection, being secured by real estate at a loan-to-value ratio of 50%. Accordingly, the Company has not established a reserve on its financial statements for this loan. The Company's policy is not to write off loans that management considers fully secured, regardless of the age of the account delinquency.

Some statements contained in this offering circular are forward looking and subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical and anticipated results or other expectations expressed herein.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ...%. what is the anticipated gross margin for next year of operations? Approximately ...%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Not applicable.

50. Foreign sales as a percent of total sales for last fiscal year: ...%.
Domestic government sales as a percent of total domestic sales for last fiscal year: ...%. Explain the nature of these sales, including any anticipated changes:

Not applicable.

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

Stockholder and Director
Singer Financial Corp.
Philadelphia, Pennsylvania

We have audited the accompanying balance sheets of SINGER FINANCIAL CORP. as of December 31, 2001 and 2000, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Singer Financial Corp. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

FISHBEIN & COMPANY, P.C.

Elkins Park, Pennsylvania
January 14, 2002

SINGER FINANCIAL CORP.

BALANCE SHEETS

ASSETS

	December 31, 2001	December 31, 2000
Cash	$ 374,637	$ 61,710
Loans receivable	3,210,853	3,701,248
Accrued interest receivable	59,218	69,600
Prepaid expenses	5,689	2,258
Property and equipment - Net of accumulated depreciation of $52,026 - 2001 and $40,707 - 2000	331,841	340,842
Financing costs - Net of accumulated amortization of $100,099 - 2001 and $112,564 - 2000	156,796	118,791
	$4,139,034	$4,294,449

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
LIABILITIES		
Notes payable - Bank	$ 531,307	$1,702,207
Subordinated investment certificates (Including accrued interest of $229,897 - 2001 and $166,838 - 2000	2,766,479	1,683,162
Accounts payable and accrued expenses	3,062	21,429
Demand note payable - Stockholder	87,722	408,470
Income taxes payable	16,930	3,400
Deferred income taxes	5,500	5,500
	3,411,000	3,824,168
STOCKHOLDER'S EQUITY		
Preferred stock - No par value Authorized 500,000 shares Issued and outstanding - None		
Common stock - No par value Authorized 10,000 shares Issued and outstanding - 2,000 shares (1,320 shares - 2000)	600,000	396,000
Retained earnings	128,034	74,281
	728,034	470,281
	$4,139,034	$4,294,449

See notes to financial statements.

SINGER FINANCIAL CORP.

STATEMENTS OF INCOME

	Year Ended December 31, 2001	2000
INCOME		
Interest		
Interest income	$ 551,388	$ 537,829
Interest expense	315,512	325,122
Net interest income	235,876	212,707
Brokerage fees	95,935	50,755
	331,811	263,462
OPERATING EXPENSES		
General and administrative	206,978	203,849
Depreciation and amortization	58,620	53,502
	265,598	257,351
INCOME FROM OPERATIONS	66,213	6,111
RENTAL INCOME	7,000	9,000
INCOME BEFORE INCOME TAXES	73,213	15,111
INCOME TAXES	19,460	3,400
NET INCOME	$ 53,753	$ 11,711

See notes to financial statements.

SINGER FINANCIAL CORP.

STATEMENTS OF STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock			
	Number of Shares	Amount	Retained Earnings	Total
BALANCE - JANUARY 1, 2000	1,320	$ 396,000	$ 62,570	$ 458,570
Net income			11,711	11,711
BALANCE - DECEMBER 31, 2000	1,320	396,000	74,281	470,281
Issuance of common stock	680	204,000		204,000
Net income			53,753	53,753
BALANCE - DECEMBER 31, 2001	2,000	$ 600,000	$ 128,034	$ 728,034

See notes to financial statements.

SINGER FINANCIAL CORP.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2001	Year Ended December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 53,753	$ 11,711
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Amortization of loan origination costs (fees) - Net	(103,653)	(82,008)
Depreciation of property and equipment	11,319	10,426
Amortization of financing costs	47,301	43,076
Increase in accrued interest on subordinated investment certificates (Includes $78,287 - 2001 and $17,882 - 2000 added to principal)	133,630	47,382
(Increase) decrease in accrued interest receivable	10,382	(43,336)
Increase in prepaid expenses	(3,431)	(434)
Increase (decrease) in accounts payable and accrued expenses	(18,367)	13,107
Increase (decrease) in income taxes payable	13,530	(9,600)
Net cash provided by (used in) operating activities	144,464	(9,676)
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans originated	(714,414)	(1,352,033)
Loan payments received	1,308,462	1,004,271
Purchase of property and equipment	(2,318)	(18,870)
Net cash provided by (used in) investing activities	591,730	(366,632)
CASH FLOWS FROM FINANCING ACTIVITIES		
Financing costs incurred	(85,306)	(36,821)
Proceeds of note and mortgage payable - Bank	220,000	880,819
Principal payments on note and mortgage payable - Bank	(1,390,900)	(534,994)
Proceeds from issuance of subordinated investment certificates	995,969	281,825
Principal payments on subordinated investment certificates	(46,282)	(91,552)
Net principal payments on demand note payable - Stockholder	(116,748)	(72,870)
Net cash provided by (used in) financing activities	(423,267)	426,407
NET INCREASE IN CASH	312,927	50,099
CASH - BEGINNING	61,710	11,611
CASH - ENDING	$ 374,637	$ 61,710
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for		
Interest	$ 280,409	$ 286,865
Income taxes	5,930	13,000

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 2001, $204,000 of the demand note payable - stockholder was converted to common stock.

During the year ended December 31, 2000, the note payable - bank with a balance of $1,267,649 was paid in full with the proceeds of a new note payable - bank.

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company makes commercial loans to customers in Pennsylvania, New Jersey and Delaware, is a broker of commercial mortgage loans and a licensed broker of residential mortgages in Pennsylvania, and is subject to the risk associated with the real estate and mortgage loan markets in those areas.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash balances in one bank. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At times, the balances may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

Loans Receivable and Allowance for Credit Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees net of direct costs are deferred and amortized to interest income over the term of the loans using the interest method. Unamortized amounts are recognized in income when the loans are sold or paid in full.

An allowance for credit losses is provided as necessary based upon the expected collectibility of loans outstanding. At December 31, 2001 and 2000, no allowance for credit losses was deemed necessary.

Property and Equipment and Depreciation

Property and equipment are stated at cost. Expenditures for additions, renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is credited or charged to operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (ranging from 5 to 40 years).

Financing Costs and Amortization

Financing costs of $4,405 incurred in obtaining the mortgage payable - bank are being amortized using the straight-line method over the twenty-year term of the agreement.

Financing costs of $252,490 and $226,950 at December 31, 2001 and 2000, respectively, incurred in connection with the public offering of subordinated investment certificates, are being amortized using the interest method over the term of the certificates.

Interest Income

Interest income from loans receivable is recognized using the interest method. Accrual of interest income is suspended when the receivable is contractually delinquent for ninety days or more. The accrual is resumed when the receivable becomes contractually current, and past due interest income is recognized at that time. In addition, a detailed review of receivables will cause earlier suspension if collection is doubtful.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

Advertising costs are charged to expense as incurred. Total advertising costs, included in general and administrative expenses, were $2,081 and $20,305 for the years ended December 31, 2001 and 2000, respectively.

Income Taxes

Deferred income taxes are provided for the temporary difference in financial and income tax reporting of the recovery of the cost of property and equipment. For financial reporting, depreciation is provided as described above. For income tax reporting, the cost of property and equipment is being recovered using the methods and lives prescribed by the Internal Revenue Code.

2. LOANS RECEIVABLE

	December 31, 2001	December 31, 2000
Real estate secured loans	$2,713,577	$3,239,375
Related company (see Note 6)	625,000	625,000
Unamortized origination costs (fees) - Net	(127,724)	(163,127)
	$3,210,853	$3,701,248

At December 31, 2001, the contractual maturities of real estate secured loans receivable are as follows:

	2002	2003	2004	2005	2006	Total
Real estate secured loans	$ 194,886	$ 119,036	$1,230,324	$ 609,691	$ 559,640	$2,713,577
Unamortized origination costs (fees) - Net	(37,616)	(34,663)	(29,768)	(16,475)	(9,202)	(127,724)
	$ 157,270	$ 84,373	$1,200,556	$ 593,216	$ 550,438	$2,585,853

It is anticipated that a substantial portion of the loan portfolio will be renewed or repaid before contractual maturity dates. The above tabulation, therefore, is not to be regarded as a forecast of future cash collections.

3. PROPERTY AND EQUIPMENT

	2001	2000
Land	$ 66,977	$ 66,977
Building	267,907	267,907
Building improvements	14,900	14,900
Office furniture and equipment	34,083	31,765
	383,867	381,549
Less accumulated depreciation	52,026	40,707
	$ 331,841	$ 340,842

4. NOTES PAYABLE - BANK

	December 31, 2001	December 31, 2000
Note payable - Represents the balance of advances to date under a $2,000,000 line of credit; advances limited to 80% of the net outstanding amount of eligible receivables; interest payable monthly at prime plus 1/4% (an effective rate of 5% at December 31, 2001); collateralized by substantially all of the Company's assets. The loan agreement also contains various restrictive covenants, including the following: leverage not greater than 1.75:1 and tangible net worth not less than $1,750,000.	$ 293,464	$1,458,468
Note payable in monthly installments of $2,070 including interest at 7.75% through October, 2004; beginning in November 2004, payable in monthly installments of $2,221 including interest at 3.25% over the 5-year U.S. Treasury note rate; any remaining balance due in October, 2019; collateralized by the Company's land and building; guaranteed by the stockholder of the Company	237,843	243,739
	$ 531,307	$1,702,207

At December 31, 2001, principal payments on the notes payable - bank for the next five years are due as follows: Year ending December 31, 2002 - $300,105, 2003 - $7,174, 2004 $8,003, 2005 - $10,269 and 2006 - $11,094.

5. SUBORDINATED INVESTMENT CERTIFICATES

The Company has authorized the issuance through a public offering (as amended), under Regulation A of the Securities Act of 1933, of an aggregate of $5,000,000 of subordinated investment certificates. The certificates mature at various dates from one year to fifteen years after issuance, and bear interest at 1% over the rates paid by certain banks on similar certificates, with a minimum of 6% and a maximum of 12%. The minimum and maximum interest rates may be adjusted, from time to time, according to current business and market conditions. The certificates are subordinated to the Company's indebtedness for borrowed money whether incurred before or after the issuance of the certificates. The Company has the option to call any certificate for redemption before maturity with prior written notice by registered mail not less than 30 days before redemption.

5. SUBORDINATED INVESTMENT CERTIFICATES (Continued)

Certificates outstanding at December 31, 2001, mature as follows:

Year Ending December 31,	Amount	Interest Rate(s)
2002	$ 390,144	8.25 - 10%
2003	322,763	9.25 - 10
2004	688,242	9.25 - 10
2005	76,822	9.75 - 10
2006	414,129	9.5 - 10
2007	72,709	10
2008	140,035	10 - 10.5
2009	81,909	10.5
2010	3,382	10.5
2011	128,720	10.25 - 10.5
2014	7,337	11
2015	54,393	11
2016	155,997	10.5 - 11
	2,536,582	
Accrued interest (Due currently)	229,897	
	$2,766,479	

6. RELATED PARTY TRANSACTIONS

At December 31, 2001 and 2000, a loan receivable of $625,000 is due from a company owned by a relative of the Company's stockholder (see Note 2). The loan is due on demand and bears interest at 9.88%. Interest income on this loan was $61,750 for each of the years ended December 31, 2001 and 2000.

The demand note payable - Stockholder bears interest at 7.5%; interest expense on this note was $10,683 and $33,935 for the years ended December 31, 2001 and 2000, respectively.

Compensation of $46,620 and $45,000 for the years ended December 31, 2001 and 2000, respectively, included in general and administrative expenses, and financing costs of $5,180 and $5,000 for the years ended December 31, 2001 and 2000, respectively, were paid to the stockholder for brokerage services rendered, based on a percentage of fees generated.

The Company leased certain of its facilities to its stockholder under a year-to-year operating lease at a monthly rental of $750 through April, 2001. Effective May, 2001, the Company entered into a five-year lease with its stockholder, at a monthly rental of $500 (see Note 8).

Loans receivable at December 31, 2000 include a mortgage loan with a principal balance of $183,598 due from a company related by common ownership which was repaid during 2001. For the years ended December 31, 2001 and 2000, no interest was charged to this company.

A loan receivable with a principal balance of $248,048 was purchased by the shareholder of the Company during the year ended December 31, 2001 for $317,000 (which included accrued interest, late charges, and other fees).

7. INCOME TAXES

The provision for income taxes consists of the following:

	Year Ended December 31, 2001	2000
Current		
Federal	$ 13,060	$ 2,000
State	6,400	1,400
	$ 19,460	$ 3,400
	$ 3,400	$ 14,810

A reconciliation of income taxes at the federal statutory rate to the Company's tax provision is as follows:

	Year Ended December 31, 2001	2000
Federal income tax at statutory rate	$ 13,178	$ 2,267
State taxes - Net of federal tax	5,248	1,190
Nondeductible expenses	50	
Other	984	(57)
	$ 19,460	$ 3,400

8. COMMITMENTS

(a) Employment Contract

The Company is committed under an employment contract with its stockholder/director/Chief Executive Officer/President which expires in December, 2005, and which provides for annual compensation of $50,000. In addition to the base salary, a bonus may be awarded by the Board of Directors. Total compensation for the years ended December 31, 2001 and 2000, respectively, was $51,800 and $50,000 (as indicated in Note 6).

(b) Lease Commitment

The Company leases space to its stockholder under a five-year operating lease beginning in May, 2001 and expiring in May, 2006. Minimum future rentals to be received under this lease for each of the next five years are as follows:

Year Ending December 31,	
2001	$ 6,000
2003	6,000
2004	6,000
2005	6,000
2006	2,500
	$ 26,500

PART III

EXHIBITS

INDEX TO EXHIBITS

9279- 124

Microfilm Number__________

Entity Number 2129954

Filed with the Department of State on OCT 19 1992

[signature]

Secretary of the Commonwealth

ARTICLES OF INCORPORATION

DSCB:15-1306 (Rev 89)

The type of domestic corporation is:

X Business-stock (15 Pa. C.S. § 1306) ____ Professional (15 Pa. C.S. § 2903)

1. The name of the corporation is:

SINGER FINANCIAL CORP.

This corporation is incorporated under the provisions of the Business Corporation Law of 1988.

2. The address of this corporation's initial registered office in this Commonwealth is:

1204 Walnut Street, 2nd Floor
Philadelphia, PA 19107 County of Philadelphia

3. The aggregate number of shares authorized to be issued is:

1,000 Shares Without Par Value

4. The name and address of the incorporator is:

R. W. Worthington 105 N. Watts Street
Philadelphia, PA 19107

[signature]
R. W. Worthington

10/16/92
Date

E-1

9658-1544

Microfilm Number ....

Filed with the Department of State on AUG 27 1996

Entity Number 2129954

Secretary of the Commonwealth

ARTICLES OF AMENDMENT-DOMESTIC BUSINESS CORPORATION

DSCB:15-1915 (Rev 90)

In compliance with the requirements of 15 Pa.C.S. § 1915 (relating to articles of amendment), the undersigned business corporation, desiring to amend its Articles, hereby states that:

1. The name of the corporation is: SINGER FINANCIAL CORP.

2. The (a) address of this corporation's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is (the Department is hereby authorized to correct the following information to conform to the records of the Department):

(a) 1204 WALNUT STREET, 2ND FLOOR — PHILADELPHIA — PA — 19107 — PHILADELPHIA

Number and Street — City — State — Zip — County

(b) c/o: N/A

Name of Commercial Registered Office Provider — County

For a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

3. The statute by or under which it was incorporated is: PENNSYLVANIA BUSINESS CORPORATION LAW OF 1988, AS AMENDED

4. The date of its incorporation is: OCTOBER 19, 1992

5. (Check, and if appropriate complete, one of the following):

X The amendment shall be effective upon filing these Articles of Amendment in the Department of State.

The amendment shall be effective on: ________ at ________
Date — Hour

6. (Check one of the following):

X The amendment was adopted by the shareholders (or members) pursuant to 15 Pa.C.S. § 1914(a) and (b).

____ The amendment was adopted by the board of directors pursuant to 15 Pa.C.S. § 1914(c).

7. (Check, and if appropriate complete, one of the following):

____ The amendment adopted by the corporation, set forth in full, is as follows:

X The amendment adopted by the corporation is set forth in full in Exhibit A attached hereto and made a part hereof.

AUG 27 96

PA Dept. of State

E-2

9658-1545

USCB:15-1915 (Rev 90)-2

6. (Check if the amendment restates the Articles):

The restated Articles of Incorporation supersede the original Articles and all amendments thereto

IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this 27th day of AUGUST, 19 96.

SINGER FINANCIAL CORP
(Name of Corporation)

BY: ______________________
(Signature)

TITLE: PRESIDENT

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EXHIBIT "A"

RESOLVED, that Article 3 of the Articles of Incorporation of SINGER FINANCIAL CORP. be amended to be read in its entirety as follows:

"3(a) The aggregate number of shares of capital stock which the Corporation shall have authority to issue is 501,000 shares, divided into two classes consisting of 1,000 shares of common stock without par value ("Common Stock") and 500,000 shares of preferred stock, having such par value as the board of directors shall fix and determine, as provided in Article 3(b) below ("Preferred Stock").

3(b) The Preferred Stock may be issued from time to time as a class without series or, if so determined by the board of directors of the Corporation, either in whole or in part, in one or more series. There is hereby expressly granted to and vested in the board of directors of the Corporation authority to fix and determine (except as fixed and determined herein), by resolution, the par value, voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including specifically, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of Preferred Stock (or the entire class of Preferred Stock if none of such shares have been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof. Prior to the issuance of any shares of Preferred Stock, a statement setting forth a copy of each such resolution or resolutions and the number of shares of Preferred Stock of each such class or series shall be executed and filed in accordance with the Pennsylvania Business Corporation Law. Unless otherwise provided in any such resolution or resolutions, the number of shares of capital stock of any such class or series so set forth in such resolution or resolutions may thereafter be increased or decreased (but not below the number of shares then outstanding), by a statement likewise executed and filed setting forth a statement that a specified increase or decrease therein had been authorized and directed by a resolution or resolutions likewise adopted by the board of directors of the Corporation. In case the number of such shares shall be decreased, the number of shares so specified in the statement shall resume the status they had prior to the adoption of the first resolution or resolutions."

9771- 368

Microfilm Number________

Entity Number 2129954

Filed with the Department of State on SEP 24 1997

Secretary of the Commonwealth

ARTICLES OF AMENDMENT-DOMESTIC BUSINESS CORPORATION

DSCB:15-1915 (Rev 90)

In compliance with the requirements of 15 Pa.C.S. § 1915 (relating to articles of amendment), the undersigned business corporation, desiring to amend its Articles, hereby states that:

1. The **name** of the corporation is: Singer Financial Corp.

2. The (a) **address** of this corporation's current registered office in this Commonwealth or (b) **name** of its commercial registered office provider and the county of venue is (the Department is hereby authorized to correct the following information to conform to the records of the Department):

	Number and Street	City	State	Zip	County
(a)	1708 Locust Street	Philadelphia	PA	19103	Philadelphia

(b) c/o: ________ Name of Commercial Registered Office Provider ________ County

For a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

3. The **statute** by or under which it was incorporated is: Business Corporation Law of 1988

4. The **date** of its incorporation is: October 19, 1992

5. **(Check, and if appropriate complete, one of the following):**

_X_ The amendment shall be effective upon filing these Articles of Amendment in the Department of State.

____ The amendment shall be effective on: ________ Date at ________ Hour

6. **(Check one of the following):**

____ The amendment was adopted by the shareholders (or members) pursuant to 15 Pa.C.S. § 1914(a) and (b).

_X_ The amendment was adopted by the board of directors pursuant to 15 Pa.C.S. § 1914(c).

7. **(Check, and if appropriate complete, one of the following):**

_X_ The amendment adopted by the corporation, set forth in full, is as follows:

Article 2 of the Articles of Incorporation shall be amended to provide in its entirety as follows: The registered office of the Corporation shall be 1708 Locust Street, Philadelphia, PA 19103.

Article 3(a) of the Articles of Incorporation shall be amended to provide in its entirety as follows: The aggragate number of authorized shares which the Corporation shall have authority to issue is 510,000 shares divided into two classes consisting of 10,000 shares of common stock without par value ('common stock') and 500,00 shares of preferred stock, having such par value as the Board of Directors shall fix and determine, as provided in Article 3(b) of the Amendment Articles of Incorporation ('Preferred Stock')."

____ The amendment adopted by the corporation is set forth in full in Exhibit A attached hereto and made a part hereof.

PA DEPT. OF STATE

SEP 24 1997

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8. (Check if the amendment restates the Articles):

____ The restated Articles of Incorporation supersede the original Articles and all amendments thereto.

IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this 15th day of September, 19 97 .

SINGER FINANCIAL CORP.
(Name of Corporation)

BY: ______________________
PAUL SINGER (Signature)

TITLE: PRESIDENT

BY-LAWS OF

SINGER FINANCIAL CORP.
(a Pennsylvania corporation)

ARTICLE I

OFFICES AND FISCAL YEAR

Section 1.01. REGISTERED OFFICE. The registered office of the corporation in Pennsylvania shall be at 1204 Walnut Street, 2nd Floor, Philadelphia, PA 19107 until otherwise established by an amendment of the articles or by the Board of Directors and a record of such change is filed with the Department of State in the manner provided by law.

Section 1.02. OTHER OFFICE. The corporation may also have offices at such other places within or without Pennsylvania as the Board of Directors may from time to time appoint or the business of the corporation may require.

Section 1.03 FISCAL YEAR. The fiscal year of the corporation shall begin on the first day of January in each year.

ARTICLE II

NOTICE - WAIVERS - MEETINGS GENERALLY

Section 2.01. MANNER OF GIVING NOTICE.

(a) General rule. Whenever written notice is required to be given to any person under the provisions of the Business Corporation Law or by the articles or these bylaws, it may be given to the person either personally or by sending a copy thereof by first class or express mail, postage prepaid, or by telegram (with messenger service specified), telex or TWX (with answerback received) or courier service, charges prepaid, or by facsimile, transmission, to the address (or to the telex, TWX or facsimile number) of the person appearing on the books of the corporation or, in the case of directors, supplied by the directors to the corporation for the purpose of notice. If the notice is sent by mail, telegraph or courier service, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office or courier service for delivery to that person or, in the case of telex or TWX, when dispatched or, in the case of telecopier, when received. A notice of meeting shall specify the place, day and hour of the meeting and any other information required by any other provision of the Business Corporation Law, the articles or these bylaws.

(b) Adjourned shareholder meetings. When a meeting of shareholders is adjourned, it shall not be necessary to give any notice of the adjourned meeting or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which the adjournment is taken, unless the board fixes a new record date for the adjourned meeting or these bylaws require notice of the business to be transacted and such notice has not previously been given.

Section 2.02. NOTICE OF MEETINGS OF BOARD OF DIRECTORS.

Notice of a regular meeting of the board of directors need not be given. Notice of every special meeting of the board of directors shall be given to each director by telephone or in writing at least 24 hours (in the case of notice by telephone, telex, TWX or facsimile transmission) or 48 hours (in the case of notice by telegraph, courier service or express mail) or five days (in the case of notice by first class mail) before the time at which the meeting is to be held. Every such notice shall state the time and place of the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board need be specified in a notice of a meeting.

Section 2.03. NOTICE OF MEETINGS OF SHAREHOLDERS.

(a) General rule. Written notice of every meeting of the shareholders shall be given by, or at the direction of, the secretary to each shareholder of record entitled to vote at the meeting at least:

(1) ten days prior to the day named for a meeting called to consider a fundamental transaction under 15 Pa.C.S. Chapter 19 regarding amendments of articles of incorporation, mergers, consolidations, share exchanges, sale of assets, divisions, conversions, liquidations and dissolution; or

(2) five days prior to the day named for the meeting in any other case.

If the secretary neglects or refuses to give notice of a meeting, the person or persons calling the meeting may do so. In the case of a special meeting of shareholders, the notice shall specify the general nature of the business to be transacted, and in all cases the notice shall comply with the express requirements of this section. The corporation shall not have a duty to augment the notice.

(b) Notice of action by shareholders on bylaws. In the case of a meeting of shareholders that has as one its purposes action on the bylaws, written notice shall be given to each shareholder that the purpose, or one of the purposes, of the meeting is to consider the adoption, amendment or repeal of the bylaws. There shall be included in, or enclosed with, the notice a copy of the proposed amendment or a summary of the changes to be effected thereby.

Section 2.04. WAIVER OF NOTICE.

(a) Written waiver. Whenever any written notice is required to be given under the provisions of the Business Corporation Law, the articles or these bylaws, a waiver thereof in writing, signed by the person or persons entitled to the notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of the notice. Except as otherwise required by this subsection, neither the business to be transacted at, nor the purpose of, a meeting need be specified in the waiver of notice of the meeting. In the case of a special meeting of shareholders, the waiver of notice shall specify the general nature of the business to be transacted.

(b) Waiver by attendance. Attendance of a person at any meeting shall constitute a waiver of notice of the meeting except where a person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened.

Section 2.05. MODIFICATION OF PROPOSAL CONTAINED IN NOTICE.

Whenever the language of a proposed resolution is included in a written notice of a meeting required to be given under the provisions of the Business Corporation Law or the articles or these bylaws, the meeting considering the resolution may without further notice adopt it with such clarifying or other amendments as do not enlarge its original purpose.

Section 2.06. EXCEPTION TO REQUIREMENT OF NOTICE.

(a) General rule. Whenever any notice or communication is required to be given to any person under the provisions of the Business Corporation Law or by the articles or these bylaws or by the terms of any agreement or other instrument or as a condition precedent to taking any corporate action and communication with that person is then unlawful, the giving of the notice or communication to that person shall not be required.

(b) Shareholders without forwarding addresses. Notice or other communications shall not be sent to any shareholder with whom the corporation has been unable to communicate for more than 24 consecutive months because communications to the shareholder are returned unclaimed or the shareholder has otherwise failed to provide the corporation with a current address. Whenever the shareholder provides the corporation with a current address, the corporation shall commence sending notices and other communications to the shareholder in the same manner as to other shareholders.

Section 2.07. USE OF CONFERENCE TELEPHONE AND SIMILAR EQUIPMENT. One or more persons may participate in a meeting of the Board of Directors or the shareholders of the corporation by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this section shall constitute presence in person at the meeting.

ARTICLE III

SHAREHOLDERS

Section 3.01. PLACE OF MEETING. All meetings of the shareholders of the corporation shall be held at the registered office of the corporation unless another place is designated by the Board of Directors in the notice of a meeting.

Section 3.02. ANNUAL MEETING. The Board of Directors may fix the date and time of the annual meeting of the shareholders, but if no such date and time is fixed by the board, the meeting for any calendar year shall be held on the second Tuesday of February in such year, if not a legal holiday under the laws of Pennsylvania, and, if a legal holiday, then on the next succeeding business day, not a Saturday, at 1:00 o'clock P.M., and at said meeting the shareholders then entitled to vote shall elect directors and shall transact such other business as may properly be brought before the meeting. If the annual meeting shall not have been called and held within six months after the designated time, any shareholder may call the meeting at any time thereafter. Except as otherwise provided in the articles, at least one meeting of the shareholders shall be held in each calendar year for the election of directors.

Section 3.03. SPECIAL MEETINGS.

(a) Call of special meetings. Special meetings of the shareholders may be called at any time:

(1) by the Board of Directors; or

(2) unless otherwise provided in the articles, by shareholders entitled to cast at least 20% of the vote that all shareholders are entitled to cast at the particular meeting.

(b) Fixing of time for meeting. At any time, upon written request of any person who has called a special meeting, it shall be the duty of the secretary to fix the time of the meeting which shall be held not more than 60 days after the receipt of the request. If the secretary neglects or refuses to fix a time of the meeting, the person or persons calling the meeting may do so.

Section 3.04. QUORUM AND ADJOURNMENT.

(a) General rule. A meeting of shareholders of the corporation duly called shall not be organized for the transaction of business unless a quorum is present. The presence of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast on a particular matter to be acted upon at the meeting shall constitute a quorum for the purposes of consideration and action on the matter. Shares of the corporation owned, directly or indirectly, by it and controlled, directly or indirectly, by the board of directors of this corporation, as such, shall not be counted in determining the total number of outstanding shares for quorum purposes at any given time.

(b) Withdrawal of a quorum. The shareholders present at a duly organized meeting can continue to do business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

(c) Adjournment for lack of quorum. If a meeting cannot be organized because a quorum has not attended, those present may, except as provided in the Business Corporation Law, adjourn the meeting to such time and place as they may determine.

(d) Adjournments generally. Any meeting at which directors are to be elected shall be adjourned only from day to day, or for such longer periods not exceeding 15 days each as the shareholders present and entitled to vote shall direct, until the directors have been elected. Any other regular or special meeting may be adjourned for such period as the shareholders present and entitled to vote shall direct.

(e) Electing directors at adjourned meeting. Those shareholders entitled to vote who attend a meeting called for the election of directors that has been previously adjourned for lack of a quorum, although less than a quorum as fixed in this section, shall nevertheless constitute a quorum for the purpose of electing directors.

(f) Other action in absence of quorum. Those shareholders entitled to vote who attend a meeting of shareholders that has been previously adjourned for one or more periods aggregating at least 15 days because of an absence of a quorum, although less than a quorum as fixed in this section, shall nevertheless constitute a quorum for the purpose of acting upon any matter set forth in the notice of the meeting if the notice states that those shareholders who attend the adjourned meeting shall nevertheless constitute a quorum for the purpose of acting upon the matter.

Section 3.05. ACTION BY SHAREHOLDERS.

(a) General rule. Except as otherwise provided in the Business Corporation Law or the articles or these bylaws, whenever any corporate action is to be taken by vote of the shareholders of the corporation, it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon.

(b) Interested shareholders. Any merger or other transaction authorized under 15Pa.C.S. Subchapter 19C between the corporation or subsidiary thereof and a shareholder of this corporation, or any voluntary liquidation authorized under 15 Pa.C.S. Subchapter 19F in which a shareholder is treated differently from other shareholders of the same class (other than any dissenting shareholders), shall require the affirmative vote of the shareholders entitled to cast at least a majority of the votes that all shareholders other than the interested shareholder are entitled to cast with respect to the transaction, without counting the vote of the interested shareholder. For the purposes of the preceding sentence, interested shareholder shall include the shareholder who is a party to the transaction or who is treated differently from other shareholders and any person, or group of persons, that is acting jointly or in concert with the interested shareholder and any person who, directly or indirectly, controls, is controlled by or is under common control with the interested shareholder. An interested shareholder shall not include any person who, in good faith and not for the purpose of circumventing this subsection, is an agent, bank, broker, nominee or trustee for one or more other persons, to the extent that the other person or persons are not interested shareholders.

(c) Exceptions. Subsection (b) shall not apply to a transaction:

(1) that has been approved by a majority vote of the board of directors without counting the vote of directors who:

(i) are directors or officers of, or have a material equity interest in, the interested shareholder; or

(ii) were nominated for election as a director by the interested shareholder, and first elected as a director, within 24 months of the date of the vote on the proposed transaction; or

(2) in which the consideration to be received by the shareholders for shares of any class of which shares are owned by the interested shareholder is not less than the highest amount paid by the interested shareholder in acquiring shares of the same class.

(d) Additional approvals. The approvals required by subsection (b) shall be in addition to, and not in lieu of, any other approval required by the Business Corporation Law, the articles or these bylaws, or otherwise.

Section 3.06. ORGANIZATION. At every meeting of the shareholders, the chairman of the board, if there be one, or, in the case of vacancy in office or absence of the chairman of the board, one of the following officers present in the order stated: the vice chairman of the board, if there be one, the president, the vice presidents in their order of rank and seniority, or a person chosen by vote of the shareholders present, shall act as chairman of the meeting. The secretary or, in the absence of the secretary, an assistant secretary, or in the absence of both the secretary and assistant secretaries, a person appointed by the chairman of the meeting, shall act as secretary.

Section 3.07. VOTING RIGHTS OF SHAREHOLDERS. Unless otherwise provided in the articles, every shareholder of the corporation shall be entitled to one vote for every share standing in the name of the shareholder on the books of the corporation.

Section 3.08. VOTING AND OTHER ACTION BY PROXY.

(a) General rule.

(1) Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person to act for the shareholder by proxy.

(2) The presence of, or vote or other action at a meeting of shareholders, or the expression of consent or dissent to corporate action in writing, by a proxy of a shareholder shall constitute the presence of, or vote or action by, or written consent or dissent of the shareholder.

(3) Where two or more proxies of a shareholder are present, the corporation shall, unless otherwise expressly provided in the proxy, accept as the vote of all shares represented thereby the vote cast by a majority of them and, if a majority of the proxies cannot agree whether the shares represented shall be voted or upon the manner of voting the shares, the voting of the shares shall be divided equally among those persons.

(b) Execution and filing. Every proxy shall be executed in writing by the shareholder or by the duly authorized attorney-in-fact of the shareholder and filed with the secretary of the corporation. A telegram, telex, cablegram, datagram or similar transmission from a shareholder or attorney-in-fact, or a photographic, facsimile or similar reproduction of a writing executed by a shareholder or attorney-in-fact:

(1) may be treated as properly executed for purposes of this section; and

(2) shall be so treated if it sets forth a confidential and unique identification number or other mark furnished by the corporation to the shareholder for the purposes of a particular meeting or transaction.

(c) Revocation. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until written notice thereof has been given to the secretary of the corporation. An unrevoked proxy shall not be valid after three years from the date of its execution unless a longer time is expressly provided therein. A proxy shall not be revoked by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of the death or incapacity is given to the secretary of the corporation.

(d) Expenses. Unless otherwise restricted in the articles, the corporation shall pay the reasonable expenses of solicitation of votes, proxies or consents of shareholders by or on behalf of the board of directors or its nominees for election to the board, including solicitation by professional proxy solicitors and otherwise.

Section 3.09. VOTING BY FIDUCIARIES AND PLEDGEES. Shares of the corporation standing in the name of a trustee or other fiduciary and shares held by an assignee for the benefit of creditors or by a receiver may be voted by the trustee, fiduciary, assignee or receiver. A shareholder whose shares are pledged shall be entitled to vote the shares until the shares have been transferred into the name of the pledgee, or a nominee of the pledgee, but nothing in this section shall affect the validity of a proxy given to a pledgee or nominee.

Section 3.10. VOTING BY JOINT HOLDERS OF SHARES.

(a) General rule. Where shares of the corporation are held jointly or as tenants in common by two or more persons, as fiduciaries or otherwise:

(1) if only one or more of such persons is present in person or by proxy, all of the shares standing in the names of such persons shall be deemed to be represented for the purpose of determining a quorum and the corporation shall

accept as the vote of all the shares the vote cast by a joint owner or a majority of them; and

(2) if the persons are equally divided upon whether the shares held by them shall be voted or upon the manner of voting the shares, the voting of the shares shall be divided equally among the persons without prejudice to the rights of the joint owners or the beneficial owners thereof among themselves.

(b) Exception. If there has been filed with the secretary of the corporation a copy, certified by an attorney at law to be correct, of the relevant portions of the agreement under which the shares are held or the instrument by which the trust or estate was created or the order of court appointing them or of an order of court directing the voting of the shares, the persons specified as having such voting power in the document latest in date of operative effect so filed, and only those persons, shall be entitled to vote the shares but only in accordance therewith.

Section 3.11. VOTING BY CORPORATIONS

(a) Voting by corporate shareholders. Any corporation that is a shareholder of this corporation may vote by any of its officers or agents, or by proxy appointed by any officer or agent, unless some other person, by resolution of the board of directors of the other corporation or provision of its articles or bylaws, a copy of which resolution or provision certified to be correct by one of its officers has been filed with the secretary of this corporation, is appointed its general or special proxy in which case that person shall be entitled to vote the shares.

(b) Controlled shares. Shares of this corporation owned, directly or indirectly, by it and controlled, directly or indirectly, by the board of directors of this corporation, as such, shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares for voting purposes at any given time.

Section 3.12. DETERMINATION OF SHAREHOLDERS OF RECORD.

(a) Fixing record date. The board of directors may fix a time prior to the date of any meeting of shareholders as a record date for the determination of the shareholders entitled to notice of, or to vote at, the meeting, which time, except in the case of an adjourned meeting, shall be not more than 90 days prior to the date of the meeting of shareholders. Only shareholders of record on the date fixed shall be so entitled notwithstanding any transfer of shares on the books of the corporation after any record date fixed as provided in this subsection. The board of directors may similarly fix a record date for the determination of shareholders of record for any other purpose. When a determination of shareholders of record has been made as provided in this section for purposes of a meeting, the determination shall apply to any adjournment thereof unless the board fixes a new record date for the adjourned meeting.

(b) Determination when a record date is not fixed. If a record date is not fixed:

(1) The record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the date next preceding the day on which notice is given or, if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held.

(2) The record date for determining shareholders entitled to express consent or dissent to corporate action in writing without a meeting, when prior action by the board of directors is not necessary, to call a special meeting of the shareholders or propose an amendment of the articles, shall be the close of business on the day on which the first written consent or dissent, request for a special meeting or petition proposing an amendment of the articles is filed with the secretary of the corporation.

(3) The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

Section 3.13. VOTING LISTS.

(a) General rule. The officer or agent having charge of the transfer books for shares of the corporation shall make a complete list of the shareholders entitled to vote at any meeting of shareholders, arranged in alphabetical order, with the address of and of the number of shares held by each. The list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

(b) Effect of list. Failure to comply with the requirements of this section shall not effect the validity of any action taken at a meeting prior to a demand at the meeting by any shareholder entitled to vote thereat to examine the list. The original share register or transfer book, or a duplicate thereof kept in this Commonwealth, shall be prima facie evidence as to who are the shareholders entitled to examine the list or share register or transfer book or to vote at any meeting of shareholders.

Section 3.14. JUDGES OF ELECTION.

(a) Appointment. In advance of any meeting of shareholders of the corporation, the board of directors may appoint judges of election, who need not be shareholders, to act at the meeting or any adjournment thereof. If judges of election are not so appointed, the presiding officer of the meeting may, and on the request of any shareholder shall, appoint judges of election at the meeting. The number of judges shall be one or three. A person who is a candidate for office to be filled at the meeting shall not act as a judge.

(b) Vacancies. In case any person appointed as a judge fails to appear or fails or refuses to act, the vacancy may be filled by appointment made by the board of directors in advance of the convening of the meeting or at the meeting by the presiding officer thereof.

(c) Duties. The judges of election shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies, receive votes or ballots, hear and determine all challenges and questions in any way arising in connection with the right to vote, count and tabulate all votes, determine the result and do such acts as may be proper to conduct the election or vote with fairness to all shareholders. The judges of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are three judges of election, the decision, act or certificate of a majority shall be effective in all respects as the decision, act or certificate of all.

(d) Report. On request of the presiding officer of the meeting, or of any shareholder, the judge shall make a report in writing of any challenge or question or matter determined by them, and execute a certificate of any fact found by them. Any report or certificate made by them shall be prima facie evidence of the facts stated therein.

Section 3.15. CONSENT OF SHAREHOLDERS IN LIEU OF MEETING.

(a) Unanimous written consent. Any action required or permitted to be taken at a meeting of the shareholders or of a class of shareholders may be taken without a meeting if, prior or subsequent to the action, a consent or consents thereto by all of the shareholders who would be entitled to vote at a meeting for such purpose shall be filed with the secretary of the corporation.

(b) Partial written consent. Any action required or permitted to be taken at a meeting of the shareholders or of a class of shareholders may be taken without a meeting upon the written consent of shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. The consents shall be filed with the secretary of the corporation. The action shall not become effective until after at least ten days' written notice of the action has been given to each shareholder entitled to vote thereon who has not consented thereto.

Section 3.16. MINORS AS SECURITY HOLDERS. The corporation may treat a minor who holds shares or obligations of the corporation as having capacity to receive and to empower others to receive dividends, interest, principal and other payments or distributions, to vote or express consent or dissent and to make elections and exercise rights relating to such shares or obligations unless, in the case of payments or distributions on shares, the corporate officer responsible for maintaining the list of shareholders or the transfer agent of the corporation or, in the case of payments or distributions on obligations, the treasurer or paying officer or agent has received written notice that the holder is a minor.

ARTICLE IV

BOARD OF DIRECTORS

Section 4.01. POWERS; PERSONAL LIABILITY.

(a) General rule. Unless otherwise provided by statute all powers vested by law in the corporation shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the board of directors.

(b) Standard of care; justifiable reliance. A director shall stand in a fiduciary relation to the corporation and shall perform his or her duties as a director, including duties as a member of any committee of the board upon which the director may serve, in good faith, in a manner the director reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. In performing his or her duties, a director shall be entitled to rely in good faith on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by any of the following:

(1) One or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented.

(2) Counsel, public accountants or other persons as to matters which the director reasonably believes to be within the professional or expert competence of such person.

(3) A committee of the board upon which the director does not serve, duly designated in accordance with law, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

A director shall not be considered to be acting in good faith if the director has knowledge concerning the matter in question that would cause his or her reliance to be unwarranted.

(c) Consideration of factors. In discharging the duties of their respective positions, the board of directors, committees of the board and individual directors may, in considering the best interests of the corporation, consider the effects of any action upon employees, upon suppliers and customers of the corporation and upon communities in which offices or other establishments of the corporation are located, and all other pertinent factors. The consideration of those factors shall not constitute a violation of subsection (b).

(d) Presumption. Absent breach of fiduciary duty, lack of good faith or self-dealing, actions taken as a director or any failure to take any action shall be presumed to be in the best interests of the corporation.

(e) Personal liability of directors.

(1) A director shall not be personally liable, as such, for monetary damages for any action taken, or any failure to take any action, unless:

(i) the director has breached or failed to perform the duties of his or her office under this section; and

(ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

(2) The provisions of paragraph (1) shall not apply to the responsibility or liability of a director pursuant to any criminal statute, or the liability of a director for the payment of taxes pursuant to local, State or Federal law.

(f) Notation of dissent. A director who is present at a meeting of the board of directors, or of a committee of the board, at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent is entered in the minutes of the meeting or unless the director files a written dissent to the action with the secretary of the meeting before the adjournment thereof or transmits the dissent in writing to the secretary of the corporation immediately after the adjournment of the meeting. The right to dissent shall not apply to a director who voted in favor of the action. Nothing in this section shall bar a director from asserting that minutes of the meeting incorrectly omitted his or her dissent if, promptly upon receipt of a copy of such minutes, the director notifies the secretary in writing, of the asserted omission or inaccuracy.

Section 4.02. QUALIFICATION AND SELECTION OF DIRECTORS.

(a) Qualifications. Each director of the corporation shall be a natural person of full age who need not be a resident of Pennsylvania or a shareholder of the corporation.

(b) Election of directors. Except as otherwise provided in these bylaws, directors of the corporation shall be elected by the shareholders. In elections for directors, voting need not be by ballot, except upon demand made by a shareholder entitled to vote at the election and before the voting begins. The candidates receiving the highest number of votes from each class or group of classes, if any, entitled to elect directors separately up to the number of directors to be elected by the class or group of classes shall be elected. If at any meeting of shareholders, directors of more than one class are to be elected, each class of directors shall be elected in a separate election.

(c) Cumulative voting. Unless the articles provide for straight voting, in each election of directors every shareholder entitled to vote shall have the right to multiply the number of votes to which the shareholder may be entitled by the total number of directors to be elected in the same election by the holders of the class or classes of shares of which his or her shares are a part and the shareholders may cast the whole number of his or her votes for one candidate or may distribute them among two or more candidates.

Section 4.03. NUMBER AND TERM OF OFFICE.

(a) Number. The Board of Directors shall consist of such number of directors, not less than one (1) nor more than five (5), as may be determined from time to time by resolution of the Board of Directors.

(b) Term of office. Each director shall hold office until the expiration of the term for which he or she was elected and until a successor has been selected and qualified or until his or her earlier death, resignation or removal. A decrease in the number of directors shall not have the effect of shortening the term of any incumbent director.

(c) Resignation. Any director may resign at any time upon written notice to the corporation. The resignation shall be effective upon receipt thereof by the corporation or at such subsequent time as shall be specified in the notice of resignation.

Section 4.04. VACANCIES.

(a) General rule. Vacancies in the board of directors, including vacancies resulting from an increase in the number of directors, may be filled by a majority vote of the remaining members of the board though less than a quorum, or by a sole remaining director, and each person so selected shall be a director to serve for the balance of the unexpired term, and until a successor has been selected and qualified or until his or her earlier death, resignation or removal.

(b) Action by resigned directors. When one or more directors resign from the board effective at a future date, the directors then in office, including those who have so resigned, shall have power by the applicable vote to fill the vacancies, the vote thereon to take effect when the resignations become effective.

Section 4.05. REMOVAL OF DIRECTORS.

(a) Removal by the shareholders. The entire board of directors, or any class of the board, or any individual director may be removed from office without assigning any cause by the vote of shareholders, or of the holders of a class or series of shares, entitled to elect directors, or the class of directors. In case the board or a class of the board or any one or more directors are so removed, new directors may be elected at the same meeting. The board of directors may be removed at any time with or without cause by the unanimous vote or consent of shareholders entitled to vote thereon.

(b) Removal by the board. The board of directors may declare vacant the office of a director who has been judicially declared of unsound mind or who has been convicted of an offense punishable by imprisonment for a term of more than one year or if, within 60 days after notice of his or her selection, the director does not accept the office either in writing or by attending a meeting of the board of directors.

(c) Removal of directors elected by cumulative voting. An individual director shall not be removed (unless the entire board or class of the board is removed) if sufficient votes are cast against the resolution for his removal which, if cumulatively voted at an annual or other regular election of directors, would be sufficient to elect one or more directors to the board or to the class.

Section 4.06. PLACE OF MEETINGS. Meetings of the board of directors may be held at such place within or without Pennsylvania as the board of directors may from time to time appoint or as may be designated in the notice of the meeting.

Section 4.07. ORGANIZATION OF MEETINGS. At every meeting of the board of directors, the chairman of the board, if there be one, or, in the case of a vacancy in the office or absence of the chairman of the board, one of the following officers present in the order stated: the vice chairman of the board, if there be one, the president, the vice presidents in their order of rank and seniority, or a person chosen by a majority of the directors present, shall act as chairman of the meeting. The secretary or, in the absence of the secretary, an assistant secretary, or, in the absence of the secretary and the assistant secretaries, any person appointed by the chairman of the meeting, shall act as secretary.

Section 4.08. REGULAR MEETINGS. Regular meetings of the board of directors shall be held at such time and place as shall be designated from time to time by resolution of the board of directors.

Section 4.09. SPECIAL MEETINGS. Special meetings of the board of directors shall be held whenever called by the chairman or by two or more of the directors.

Section 4.10. QUORUM OF AND ACTION BY DIRECTORS.

(a) General rule. A majority of the directors in office of the corporation shall be necessary to constitute a quorum for the transaction of business and the acts of a majority of the directors present and voting at a meeting at which a quorum is present shall be the acts of the board of directors.

(b) Action by written consent. Any action required or permitted to be taken at a meeting of the directors may be taken without a meeting if, prior or subsequent to the action, a consent or consents thereto by all of the directors in office is filed with the secretary of the corporation.

Section 4.11. EXECUTIVE AND OTHER COMMITTEES.

(a) Establishment and powers. The board of directors may, by resolution adopted by a majority of the directors in office, establish one or more committees to consist of one or more directors of the corporation. Any committee, to the extent provided in the resolution of the board of directors, shall have and may exercise all of the powers and authority of the board of directors except that a committee shall not have any power or authority as to the following:

(1) The submission to shareholders of any action requiring approval of shareholders under the Business Corporation Law.

(2) The creation or filling of vacancies in the board of directors.

(3) The adoption, amendment or repeal of these bylaws.

(4) The amendment or repeal of any resolution of the board that by its terms is amendable or repealable only by the board.

(5) Action on matters committed by a resolution of the board of directors to another committee of the board.

(b) Alternate committee members. The board may designate one or more directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee or for the purposes of any written action by the committee. In the absence or disqualification of a member and alternate member or members of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another director to act at the meeting in the place of the absent or disqualified member.

(c) Term. Each committee of the board shall serve at the pleasure of the board.

(d) Committee procedures. The term "board of directors" or "board," when used in any provision of these bylaws relating to the organization or procedures of or the manner of taking action by the board of directors, shall be construed to include and refer to any executive or other committee of the board.

Section 4.12. COMPENSATION. The board of directors shall have the authority to fix compensation of directors for their services as directors and a director may be a salaried officer of the corporation.

ARTICLE V

OFFICERS

Section 5.01. OFFICERS GENERALLY.

(a) Number, qualification and designation. The officers of the corporation shall be a president, a secretary, a treasurer, and such other officers as may be elected in accordance with the provisions of Section 5.03. Officers may but need not be directors or shareholders of the corporation. The president and secretary shall be natural persons of full age. The treasurer may be a corporation, but if a natural person shall be of full age. The board of directors may elect from among the members of the board a chairman of the board and a vice chairman of the board who shall be officers of the corporation. Any number of offices may be held by the same person.

(b) Resignations. Any officer may resign at any time upon written notice to the corporation. The resignation shall be effective upon receipt thereof by the corporation or at such subsequent time as may be specified in the notice of resignation.

(c) Bonding. The corporation may secure the fidelity of any or all of its officers by bond or otherwise.

(d) Standard of care. Except as otherwise provided in the articles, an officer shall perform his or her duties as an officer in good faith, in a manner he or she reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. A person who so performs his or her duties shall not be liable by reason of having been an officer of the corporation.

Section 5.02. ELECTION AND TERM OF OFFICE. The officers of the corporation, except those elected by delegated authority pursuant to Section 5.03, shall be elected annually by the board of directors, and each such officer shall hold office for a term of one year and until a successor has been selected and qualified or until his or her earlier death, resignation or removal.

Section 5.03. SUBORDINATE OFFICERS, COMMITTEES AND AGENTS. The board of directors may from time to time elect such other officers and appoint such committees, employees or other agents as the business of the corporation may require, including one or more assistant secretaries, and one or more assistant treasurers, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine. The board of directors may delegate to any officer or committee the power to elect subordinate officers and to retain or appoint employees or other agents, or committees thereof and to prescribe the authority and duties of such subordinate officers, committees, employees or other agents.

Section 5.04. REMOVAL OF OFFICERS AND AGENTS. Any officer or agent of the corporation may be removed by the board of directors with or without cause. The removal shall be without prejudice to the contract rights, if any, of any person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

Section 5.05. VACANCIES. A vacancy in any office because of death, resignation, removal, disqualification, or any other cause, shall be filled by the board of directors or by the officer or committee to which the power to fill such office has been delegated pursuant to Section 5.03, as the case may be, and if the office is one for which these bylaws prescribe a term, shall be filled for the unexpired portion of the term.

Section 5.06. AUTHORITY. All officers of the corporation, as between themselves and the corporation, shall have such authority and perform such duties in the management of the corporation as may be provided by or pursuant to resolution or orders of the board of directors or in the absence of controlling provisions in the resolutions or orders of the board of directors, as may be determined by or pursuant to these bylaws.

Section 5.07. THE CHAIRMAN OF THE BOARD. The chairman of the board if there be one, or in the absence of the chairman, the vice chairman of the board, shall preside at all meetings of the shareholders and of the board of directors and shall perform such other duties as may from time to time be requested by the board of directors.

Section 5.08. THE PRESIDENT. The president shall be the chief executive officer of the corporation and shall have general supervision over the business and operations of the corporation, subject however, to the control of the board of directors. The president shall sign, execute, and acknowledge, in the name of the corporation, deeds, mortgages, contracts or other instruments authorized by the board of directors, except in cases where the signing and execution thereof shall be expressly delegated by the board of directors, or by these bylaws, to some other officer or agent of the corporation; and, in general, shall perform all duties incident to the office of president and such other duties as from time to time may be assigned by the board of directors.

Section 5.09. THE SECRETARY. The secretary or an assistant secretary shall attend all meetings of the shareholders and of the board of directors and shall record all votes of the shareholders and of the directors and the minutes of the meetings of the shareholders and of the board of directors and of committees of the board in a book or books to be kept for that purpose; shall see that notices are given and records and reports properly kept and filed by the corporation as required by law; shall be the custodian of the seal of the corporation and see that it is affixed to all documents to be executed on behalf of the corporation under its seal; and, in general, shall perform all duties incident to the office of secretary, and such other duties as may from time to time be assigned by the board of directors or the president.

Section 5.10. THE TREASURER. The treasurer or an assistant treasurer shall have or provide for the custody of the funds or other property of the corporation; shall collect and receive or provide for the collection and receipt of moneys earned by or in any manner due to or received by the corporation; shall deposit all funds in his or her custody as treasurer in such banks or other places of deposit as the board of directors may from time to time designate; shall, whenever so required by the board of directors, render an account showing all transactions as treasurer and the financial condition of the corporation; and, in general, shall discharge such other duties as may from time to time be assigned by the board of directors or the president.

Section 5.11. SALARIES. The salaries of the officers elected by the board of directors shall be fixed from time to time by the board of directors or by such officer as may be designated by resolution of the board. The salaries or other compensation of any other officers, employees and other agents shall be fixed from time to time by the officer or committee to which the power to elect such officers or to retain or appoint such employees or other agents has been delegated pursuant to Section 5.03. No officer shall be prevented from receiving such salary or other compensation by reason of the fact that the officer is also a director of the corporation.

Section 5.12. DISALLOWED COMPENSATION. Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from future compensation payments until the amount owed to the corporation has been recovered.

ARTICLE VI

CERTIFICATES OF STOCK, TRANSFER, ETC.

Section 6.01. SHARE CERTIFICATES. Certificates for shares of the corporation shall be in such form as approved by the board of directors, and shall state that the corporation is incorporated under the laws of Pennsylvania, the name of the person to whom issued, and the number and class of shares and the designation of the series (if any) that the certificate represents. The share register or transfer books and blank share certificates shall be kept by the secretary or by any transfer agent or registrar designated by the board of directors for that purpose.

Section 6.02. ISSUANCE. The share certificates of the corporation shall be numbered and registered in the share register or transfer books of the corporation as they are issued. They shall be signed by the president or a vice president and by the secretary or an assistant secretary or the treasurer or an assistant treasurer, and shall bear the corporate seal, which may be a facsimile, engraved or printed; but where such certificate is signed by a transfer agent or a registrar the signature of any corporate officer upon such certificate may be a facsimile, engraved or printed. In case any officer who has signed, or whose facsimile signature has been placed upon, any share certificate shall have ceased to be such officer because of death, resignation or otherwise, before the certificate is issued, it may be issued with the same effect as if the officer had not ceased to be such at the date of its issue. The provisions of this Section 6.02 shall be subject to any inconsistent or contrary agreement at the time between the corporation and any transfer agent or registrar.

Section 6.03. TRANSFER. Transfers of shares shall be made on the share register or transfer books of the corporation upon surrender of the certificate therefor, endorsed by the person named in the certificate or by an attorney lawfully constituted in writing. No transfer shall be made inconsistent with the provisions of the Uniform Commercial Code, 13 Pa.C.S.§ 8101 et seq., and its amendments and supplements.

Section 6.04. RECORD HOLDER OF SHARES. The corporation shall be entitled to treat the person in whose name any share or shares of the corporation stand on the books of the corporation as the absolute owner thereof, and shall not be bound to recognize any equitable or other claim to, or interest in, such share or shares on the part of any other person.

Section 6.05. LOST, DESTROYED OR MUTILATED CERTIFICATES. The holder of any shares of the corporation shall immediately notify the corporation of any loss, destruction or mutilation of the certificate therefor, and the board of directors may, in its discretion, cause a new certificate or certificates to be issued to such holder, in case of mutilation of the certificate, upon the surrender of the mutilated certificate or, in case of loss or destruction of the certificate, upon satisfactory proof of such loss or destruction and, if the board of directors shall so determine, the deposit of a bond in such form and in such sum, and with such surety or sureties, as it may direct.

ARTICLE VII

INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER AUTHORIZED REPRESENTATIVES

Section 7.01. SCOPE OF INDEMNIFICATION.

(a) General rule. The corporation shall indemnify an indemnified representative against any liability incurred in connection with any proceeding in which the indemnified representative may be involved as a party or otherwise by reason of the fact that such person is or was serving in an indemnified capacity, including, without limitation, liabilities resulting from any actual or alleged breach or neglect of duty, error, misstatement or misleading statement, negligence, gross negligence or act giving rise to strict or products liability, except:

(1) where such indemnification is expressly prohibited by applicable law;

(3) "liability" means any damage, judgment, amount paid in settlement, fine, penalty, punitive damages, excise tax assessed with respect to an employee benefit plan, or cost or expense, of any nature (including, without limitation, attorneys' fees and disbursements); and

(4) "proceeding" means any threatened, pending or completed action, suit, appeal or other proceeding of any nature, whether civil, criminal, administrative or investigative, whether formal or informal, and whether brought by or in the right of the corporation, a class of its security holders or otherwise.

Section 7.02. PROCEEDINGS INITIATED BY INDEMNIFIED REPRESENTATIVES. Notwithstanding any other provision of this Article, the corporation shall not indemnify under this Article an indemnified representative for any liability incurred in a proceeding initiated (which shall not be deemed to include counter-claims or affirmative defenses) or participated in as an intervenor or amicus curiae by the person seeking indemnification unless such initiation of or participation in the proceeding is authorized, either before or after its commencement, by the affirmative vote of a majority of the directors in office. This section does not apply to a reimbursement of expenses incurred in successfully prosecuting or defending an arbitration under Section 7.06 or otherwise successfully prosecuting or defending the rights of an indemnified representative granted by or pursuant to this Article.

Section 7.03. ADVANCING EXPENSES. The corporation shall pay the expenses (including attorneys' fees and disbursements) incurred in good faith by an indemnified representative in advance of the final disposition of a proceeding described in Section 7.01 or the initiation of or participation in which is authorized pursuant to Section 7.02 upon receipt of an undertaking by or on behalf of the indemnified representative to repay the amount if it is ultimately determined pursuant to Section 7.06 that such person is not entitled to be indemnified by the corporation pursuant to this Article. The financial ability of an indemnified representative to repay an advance shall not be a prerequisite to the making of such advance.

Section 7.04. SECURING OF INDEMNIFICATION OBLIGATIONS. To further effect, satisfy or secure the indemnification obligations provided herein or otherwise, the corporation may maintain insurance, obtain a letter of credit, act as self-insurer, create a reserve, trust, escrow, cash collateral or other fund or account, enter into indemnification agreements, pledge or grant a security interest in any assets or properties of the corporation, or use any other mechanism or arrangement whatsoever in such amounts, at such costs, and upon such other terms and conditions as the board of directors shall deem appropriate. Absent fraud, the determination of the board of directors with respect to such amounts, costs, terms and conditions shall be conclusive against all security holders, officers and directors and shall not be subject to voidability.

Section 7.05. PAYMENT OF INDEMNIFICATION. An indemnified representative shall be entitled to indemnification within 30 days after a written request for indemnification has been delivered to the secretary of the corporation.

Section 7.06. ARBITRATION.

(a) General rule. Any dispute related to the right to indemnification, contribution or advancement of expenses as provided under this Article, except with respect to indemnification for liabilities arising under the Securities Act of 1933 that the corporation has undertaken to submit to a court for adjudication, shall be decided only by arbitration in the metropolitan area in which the principal executive offices of the corporation are located at the time, in accordance with the commercial arbitration rules then in effect of the American Arbitration Association, before a panel of three arbitrators, one of whom shall be selected by the corporation, the second of whom shall be selected by the indemnified representative and third of whom shall be selected by the other two arbitrators. In the absence of the American Arbitration Association, or if for any reason arbitration under the arbitration rules of the American Arbitration Association cannot be initiated, or if one of the parties fails or refuses to select an arbitrator or if the arbitrators selected by the corporation and the indemnified representative cannot agree on the selection of the third arbitrator within 30 days after such time as the corporation and the indemnified representative have each been notified of the selection of the other's arbitrator, the necessary arbitrator or arbitrators shall be selected by the presiding judge of the court of general jurisdiction in such metropolitan area.

(b) Burden of proof. The party or parties challenging the right of an indemnified representative to the benefits of this Article shall have the burden of proof.

(c) Expenses. The corporation shall reimburse an indemnified representative for the expenses (including attorneys' fees and disbursements) incurred in successfully prosecuting or defending such arbitration.

(d) Effect. Any award entered by the arbitrators shall be final, binding and nonappealable and judgment may be entered thereon by any party in accordance with applicable law in any court of competent jurisdiction, except that the corporation shall be entitled to interpose as a defense in any such judicial enforcement proceeding any prior final judicial determination adverse to the indemnified representative under Section 7.01(a)(2) in a proceeding not directly involving indemnification under this Article. This arbitration provision shall be specifically enforceable.

Section 7.07. CONTRIBUTION. If the indemnification provided for in this Article or otherwise is unavailable for any reason in respect of any liability or portion thereof, the corporation shall contribute to the liabilities to which the indemnified representative may be subject in such proportion as is appropriate to reflect the intent of this Article or otherwise.

Section 7.08. MANDATORY INDEMNIFICATION OF DIRECTORS, OFFICERS, ETC. To the extent that an authorized representative of the corporation has been successful on the merits or otherwise in defense of any action or proceeding referred to in 15 Pa.C.S. § 1741 or 1742 or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees and disbursements) actually and reasonably incurred by such person in connection therewith.

Section 7.09. CONTRACT RIGHTS; AMENDMENT OR REPEAL. All rights under this Article shall be deemed a contract between the corporation and the indemnified representative pursuant to which the corporation and each indemnified representative intend to be legally bound. Any repeal, amendment or modification hereof shall be prospective only and shall not affect any rights or obligations then existing.

Section 7.10. SCOPE OF ARTICLE. The rights granted by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification, contribution or advancement of expenses may be entitled under any statute, agreement, vote of shareholders or disinterested directors or otherwise both as to action in an indemnified capacity and as to action in any other capacity. The indemnification, contribution and advancement of expenses provided by or granted pursuant to this Article shall continue as to a person who has ceased to be an indemnified representative in respect of matters arising prior to such time, and shall inure to the benefit of the heirs, executors, administrators and personal representatives of such a person.

Section 7.11. RELIANCE OF PROVISIONS. Each person who shall act as an indemnified representative of the corporation shall be deemed to be doing so in reliance upon the rights provided in this Article.

Section 7.12. INTERPRETATION. The provisions of this Article are intended to constitute bylaws authorized by 15 Pa.C.S. § 513 and 1746 and 42 Pa.C.S. § 8365.

ARTICLE VIII

MISCELLANEOUS

Section 8.01. CORPORATE SEAL. The corporation seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Pennsylvania".

Section 8.02. CHECKS. All checks, notes, bills of exchange or other orders in writing shall be signed by such person or persons as the board of directors or any person authorized by resolution of the board of directors may from time to time designate.

Section 8.03. CONTRACTS.

(a) General rule. Excepts as otherwise provided in the Business Corporation Law in the case of transactions that require action by the shareholders, the board of directors may authorize any officer or agent to enter into any contract or to execute or deliver any instrument on behalf of the corporation, and such authority may be general or confined to specific instances.

(b) Statutory form of execution of instruments. Any note, mortgage, evidence of indebtedness, contract or other document, or any assignment or endorsement thereof, executed or entered into between the corporation and any other person, when signed by one or more officers or agents having actual or apparent authority to sign it, or by the president or vice president and secretary or assistant secretary or treasurer or assistant treasurer of the corporation, shall be held to have been properly executed for and in behalf of the corporation, without prejudice to the rights of the corporation against any person who shall have executed the instrument in excess of his or her actual authority.

Section 8.04. INTERESTED DIRECTORS OR OFFICERS; QUORUM.

(a) General rule. A contract or transaction between the corporation and one or more of its directors or officers or between the corporation and another corporation, partnership, joint venture, trust or other enterprise in which one or more of its directors or officers are directors or officers or have a financial or other interest, shall not be void or voidable solely for that reason, or solely because the director or officer is present at or participates in the meeting of the board of directors that authorizes the contract or transaction, or solely because his, her or their votes are counted for that purpose, if:

(1) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors and the board authorizes the contract or transaction by the affirmative

votes of a majority of the disinterested directors even though the disinterested directors are less than a quorum;

(2) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon and the contract or transaction is specifically approved in good faith by vote of those shareholders; or

(3) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors or the shareholders.

(b) Quorum. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board which authorizes a contract or transaction specified in subsection (a).

Section 8.05. DEPOSITS. All funds of the corporation shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as the board of directors may approve or designate, and all such funds shall be withdrawn only upon checks signed by such one or more officers or employees as the board of directors shall from time to time determine.

Section 8.06. CORPORATE RECORDS.

(a) Required records. The corporation shall keep complete and accurate books and records of account, minutes of the proceedings of the incorporators, shareholders and directors and a share register giving the names and addresses of all shareholders and the number and class of shares held by each. The share register shall be kept at either the registered office of the corporation in Pennsylvania or at its principal place of business wherever situated or at the office of its registrar or transfer agent. Any books, minutes or other records may be in written form or any other form capable of being converted into written form within a reasonable time.

(b) Right of inspection. Every shareholder shall, upon written verified demand stating the purpose thereof, have a right to examine, in person or by agent or attorney, during the usual hours for business for any proper purpose, the share register, books and records of account, and records of the proceedings of the incorporators, shareholders and directors and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to the interest of the person as a shareholder. In every instance where an attorney or other agent is the person who seeks the right of inspection, the demand shall be accompanied by a verified power of attorney or other writing that authorizes the attorney or other agent to so act on behalf of the shareholder. The demand shall be directed to the corporation at its registered office in Pennsylvania or at its principal place of business wherever situated.

Section 8.07. FINANCIAL REPORTS. Unless otherwise agreed between the corporation and a shareholder, the corporation shall furnish to its shareholders annual financial statements, including at least a balance sheet as of the end of each fiscal year and a statement of income and expenses for the fiscal year. The financial statements shall be prepared on the basis of generally accepted accounting principles, if the corporation prepares financial statements for the fiscal year on that basis for any purpose, and may be consolidated statements of the corporation and one or more of its subsidiaries. The financial statements shall be mailed by the corporation to each of its shareholders entitled thereto within 120 days after the close of each fiscal year and, after the mailing and upon written request, shall be mailed by the corporation to any shareholder or beneficial owner entitled thereto to whom a copy of the most recent annual financial statements has not previously been mailed. Statements that are audited or reviewed by a public accountant shall be accompanied by the report of the accountant; in other cases, each copy shall be accompanied by a statement of the person in charge of the financial records of the corporation:

(1) Stating his reasonable belief as to whether or not the financial statements were prepared in accordance with generally accepted accounting principles and, if not, describing the basis of presentation.

(2) Describing any material respects in which the financial statements were not prepared on a basis consistent with those prepared for the previous year.

Section 8.08. AMENDMENT OF BYLAWS. These bylaws may be amended or repealed, or new bylaws may be adopted, either (i) by vote of the shareholders at any duly organized annual or special meeting of shareholders, or (ii) with respect to those matters that are not by statute committed expressly to the shareholders and regardless of whether the shareholders have previously adopted or approved the bylaw being amended or repealed, by vote of a majority of the board of directors of the corporation in office at any regular or special meeting of directors. Any change in these bylaws shall take effect when adopted unless otherwise provided in the resolution effecting the change. See Section 2.03(b) (relating to notice of action by shareholders on bylaws).

* * * * * * * * * *

1. The Certificate. This Certificate has been issued by the Company to the Holder pursuant to the Offering Statement dated ________________, 20 , of the Company.

2. Prepayment of Certificate. The Certificate shall be subject to prepayment as follows:

a. Optional Prepayment With Premium. This Certificate shall be subject to prepayment, in whole or in part, at the option of the Company, at any time and from time to time, with a prepayment premium of one-half of one percent per year through the maturity of the portion of the Certificate being redeemed, upon thirty (30) days prior written notice given to the Holder.

b. Prepayment. Upon any payment or prepayment of this Certificate, in whole or in part, there shall be paid to the Holder the amount to be paid or prepaid together with unpaid accrued interest to the date of payment or prepayment on the principal amount paid or prepaid, and thereupon, in the case of any partial payment or prepayment, either (a) this Certificate shall be surrendered by the Holder, in which event the Company shall execute and deliver to or on the order of such Holder, at the expense of the Company, a new Certificate for the principal amount of the Certificate remaining unpaid and dated as of the date to which interest has been paid on the Certificate, or (b) if the Holder and the Company shall so determine, this Certificate need not be so surrendered, but may be made available to the Company, at the place of payment specified herein, for notation hereon of the payment of the portion of the principal so prepaid, in which case the Company shall make such notation and return such Certificate to or on the order of such Holder.

c. Partial Redemption. The Company may in its discretion redeem Certificates of one series without redeeming Certificates of any other series. In the case of redemption by the Company of less than all of the Certificates of one series, the Company will select the Certificates to be redeemed by lot or by another method which the Company deems fair and appropriate.

3. Subordination of Certificate. The Company and the Holder of this Certificate, by Holder's acceptance hereof, agree that the payment of the principal of and interest on the Certificate and any renewals or extension of the indebtedness represented hereby is hereby expressly subordinated in accordance with the following provisions:

a. Subordination to Senior Indebtedness. The indebtedness evidenced by, and the payment of the principal of and the interest on the Certificate shall be subordinate and subject in right of payment to the extent and in the manner set forth in this Paragraph 3 to the prior payment in full of all Senior Indebtedness.

The term "Senior Indebtedness" shall mean: (a) the principal of and premium, if any, and interest on (i) all indebtedness for money borrowed by the Company, whether outstanding on the date of this Certificate or hereafter created or incurred. (ii) all indebtedness for money borrowed by another person in which the Company has an equity interest or has the right to purchase an equity interest, and guaranteed directly or indirectly by the Company (whether such guarantee is outstanding on the date of this Agreement or hereafter created or incurred), and (iii) all indebtedness constituting purchase money indebtedness for the payment of which the Company is directly or contingently liable, whether outstanding on the date of this Certificate or hereafter created or incurred; or (b) any obligation to purchase or guarantee indebtedness of, to supply funds to or to invest in another person in which the Company has an equity interest outstanding on the date of this Certificate or hereafter created or incurred (whether such obligation is outstanding on the date of this Certificate or is hereafter created or incurred); or (c) all renewals, extensions or refundings of such obligations, indebtedness and guarantees; provided, however, that if, by the terms of the instrument creating or evidencing any obligation, indebtedness or guarantee referred to in clauses (a), (b), and (c) above, it is expressly provided that such obligation, indebtedness or guaranty is subordinate to all other indebtedness of the Company or is not superior in right of payment or performance to the Certificate, such obligation, indebtedness or guarantee shall not be included as Senior Indebtedness. As used in the preceding sentence the term "purchase money indebtedness" shall mean indebtedness evidenced by a note, debenture, bond or other instrument or any other written obligation to pay money (whether or not secured by any lien or other security interest) issued or assumed directly or indirectly as all or a part of the consideration for the acquisition of property, assets, or securities whether by purchase, merger, consolidation, or otherwise, and whether issued to the seller thereof or another Person.

b. Insolvency, etc. Upon any payment or distribution of the assets of the Company upon any dissolution or winding up or liquidation, reorganization or readjustment of the Company (whether in bankruptcy, insolvency or receivership proceedings, or upon an assignment for the benefit of creditors, or any other, marshalling of the assets and liabilities of the Company or otherwise):

(1) all Senior Indebtedness shall first be paid in full, or provisions made for such payment, before any payment is made on account of the principal or premium, if any, or interest on the Certificate;

(2) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than securities of the Company as organized or readjusted or securities of the Company or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is, in each case, subordinate, at least to the extent provided in this Paragraph 3 with respect to the Certificate, to the payment of all Senior Indebtedness, provided that the rights of the holders of Senior Indebtedness at the time outstanding are not altered by such reorganization or readjustment) on account of the indebtedness evidenced by the Certificate to which the Holder would be entitled except for the provisions of this Paragraph 3 (including, without limitation, any such payment or distribution received or receivable as the result of the subordination of other indebtedness to the Certificate) shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, pro rata, as their respective interests may appear and in accordance with their respective priorities, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefore in cash, to the holders of such Senior Indebtedness; and

indebtedness evidenced by the Certificate shall be received by the Holder of the Certificate before all Senior Indebtedness is paid in full, or provision made for its payment in cash, such payment or distribution shall be held in trust for the benefit of, and shall be paid over or delivered to, the holder of such Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instrument evidencing any of such Senior Indebtedness may have been issued, pro rata, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all of such Senior Indebtedness after giving effect to any concurrent payment or distribution, or provision therefore in cash, to the holder of such Senior Indebtedness.

Upon any payment or distribution of assets of the Company referred to in this subparagraph 3.b, the Holder shall be entitled to rely upon a certificate of the trustee in bankruptcy, receiver, assignee for the benefit of creditors or other liquidating agent making such payment or distribution, delivered to the Holder, for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Paragraph 3.

c. Subrogation. Subject to the payment in full of all Senior Indebtedness, the Holder shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Company made on the Senior Indebtedness until the principal of, and interest on the Certificate shall be paid in full, and for purposes of such subrogation, no such payments or distributions to the holders of Senior Indebtedness if cash, property or securities, which otherwise would be payable or distributable to the Holder shall, as between the Company, its creditors other than the holders of Senior Indebtedness, and the Holder, be deemed to be a payment by the Company to or on account of Senior Indebtedness, it being understood that the provisions of this Paragraph 3 are and are intended solely for the purpose of defining the relative rights of the Holder, on the one hand, and the holders of Senior Indebtedness, on the other hand.

d. Obligations Unimpaired. Nothing contained in this Paragraph 3 or elsewhere in the Certificate, is intended to or shall impair, as between the Company, its creditors other than the holders of Senior Indebtedness, and the Holder, the obligation of the Company, which is absolute and unconditional, to pay to the Holder the principal or the interest on the Certificate, as and when the same shall become due and payable in accordance with its terms, or to affect the relative rights of the Holder and creditors of the Company other than the holders of Senior Indebtedness nor shall anything herein or therein prevent the Holder from exercising all remedies otherwise permitted by applicable law upon default under the Certificate, subject to the rights, if any, under this Paragraph 3 of the holders of Senior Indebtedness in respect of cash, property or securities of the Company received upon the exercise of any such remedy.

e. No Payment of Certificate if Senior Indebtedness is in Default. No payments on account of principal, or interest on the Certificate shall be made if the Company is at the time in default with respect to the payment of principal of, premium or sinking or purchase fund installment, if any, or interest on any Senior Indebtedness or if, at the time of such payment on account of principal of premium, if any, or interest on the Certificate or immediately after giving effect thereto, there shall exist an event of default specified in any Senior Indebtedness, or any agreement or instrument defining the rights of holders of Senior Indebtedness, (a) which permits the holders of such Senior Indebtedness to accelerate the maturity thereof, and (b) of which the Company has received written notice by any such holder, unless and until such event of default shall have been cured or waived or shall have ceased to exist.

f. When Payment of Certificate not Prohibited. Nothing contained in this Paragraph 3 or elsewhere in the Certificate shall, except during the pendency of any dissolution, winding up or liquidation, reorganization or readjustment of the Company, affect the obligation of the Company to make, or prevent the Company from making at any time except under the circumstances described in subparagraph 3.e, payment of principal of, premium, if any, or interest on the Certificate.

g. Subordination Unaffected. No holder of Senior Indebtedness shall be prejudiced in his rights regarding subordination by any act or failure to act on the part of the Company (including, without limitation, any failure by the Company to comply with any terms of this Certificate) regardless of any knowledge thereof which such holder may have or be otherwise charged with.

4. Automatic Extension. If, within 30 days after its maturity date (either the original maturity date or an extended maturity date), this Certificate is not presented for payment by the Holder, and the Company has not be written notice requested redemption of such Certificate at least 7 days prior to maturity, this Certificate shall be extended automatically. The extension shall commence from the original maturity date or an extended maturity date as the case may be, and shall be for a period equal to the original term of this Certificate. Interest shall continue to accrue from the first day of such extended term. This Certificate, as extended, will continue in all its provisions other than provision relating to interest rate. The interest rate on any Certificate, the maturity date of which has been automatically extended, shall be equal to the interest rate in effect on the first day of an extended term for a Certificate issued by the Company of like maturity. If the Company gives notice to a Holder of the Company's desire to redeem a Certificate at maturity, no interest will accrue after the date of maturity. Otherwise, if a holder submits his or her Certificate for redemption within 30 days after its maturity date, the Company will pay interest during the period after its maturity date to the redemption date at the then prevailing rate on such Certificate. Either party may preclude such automation extension, the Holder by submitting the Certificate for redemption prior to the expiration of the 30 days after the maturity date, or the Company by giving the Holder written notice as described above. Interest on a Certificate which is automatically extended will continue to be paid on the same dates, and the first interest payment made after the automation extension will include all interest accrued during the period since the proceeding regular interest payment date (including the portion of the period which preceded the maturity date, if the maturity date was not on a regular interest payment date). Notwithstanding anything in this Certificate to the contrary, the Company may, at its option, extend the term of the maturing certificate for the same term as the maturing certificated rather than rolling it over into a new fixed rate certificate; and the new or extended certificate, whichever is the case, shall bear interest at the then current interest rate for newly issued certificates of that series or, at the Company's option, at the same interest rate as the maturing certificates. The Company shall send one copy of the Company's then current Offering Circular to the Holder within 30 days prior to the

6. Registered Form. This Certificate is issued in fully registered form as to both principal and interest. The Company will be entitled to treat the registered holder shown on its records as the owner of the Certificate for all purposes including notice, interest or principal payments.

7. Definitions and Rules of Construction. Unless the context otherwise requires, the terms defined in this Paragraph 7 shall for all purposes of this Certificate have the meanings herein specified, the following definitions to be equally applicable to both the singular and plural forms of any of the terms herein defined. All terms of accounting significance used herein shall (unless otherwise specified herein) be determined by reference to the Company's books of account and in conformity with generally accepted principles of accounting as applied to said books of account in the opinion of an independent public account selected by the Company.

a. The terms "Holder" shall include both the singular and the plural and shall mean not only ________, the original purchaser of this Certificate, but also any subsequent Holder of the Certificate.

b. The term "Person" shall mean an individual, a corporation, a partnership, a joint stock association, a business trust or a government or any agency or subdivision thereof and shall include the singular and the plural.

8. Default. If any one or more of the following events (herein called "events of default") shall have occurred and be continuing, that is to say:

a. if default shall be made in the due and punctual payment of the principal of the Certificate when and as such principal shall become due and payable, whether at the maturity thereof, by notice of prepayment, or otherwise;

b. if default shall be made in the due and punctual payment of any interest on the Certificate when and as such interest shall become due and payable, and such default shall have continued for a period of thirty (30) days after written notice thereof given to the Company by the Holder;

c. if a default shall be made in the performance or observance of any material covenants, agreements or conditions contained in the Certificate, and such default shall have continued for a period of thirty (30) days after written notice thereof to the Company by the Holder; and the Company shall have failed to take corrective measures within thirty (30) days after written notice thereof to the Company by the Holder or shall cease to expeditiously pursue such measures at any time thereafter prior to the curing of such default;

d. if the Company shall (a) admit in writing its inability to pay its debts generally as they become due; (b) file a petition or case in bankruptcy or a petition to take advantage of any insolvency act; (c) make an assignment for the benefit of its creditors; (d) consent to the appointment of a receiver of itself or of the whole or any substantial part of its property; (e) on a petition or case in bankruptcy filed against it, be adjudicated a bankrupt; or (f) file a petition or answer seeking reorganization or arrangement under the Federal Bankruptcy laws or any other applicable law or statue of the United States of America or any State thereof; or

e. if a court of competent jurisdiction shall enter an order, judgment or decree appointing, without consent of the Company, a receiver of the Company or of the whole or any substantial part of the property of the Company; or approving a petition or case filed against the Company seeking reorganization or arrangement of the Company under the Federal bankruptcy laws or any other applicable law or statue of the United States of America or any State thereof and such order, judgment or decree shall not be vacated or set aside or dismissed within ninety (90) days from the date of the entry thereof;

then and in each and every such case, the Holder may (unless each such default or event of default shall have been made good or cured) by notice in writing to the Company, declare the unpaid balance of the Certificate to be forthwith due and payable and thereupon such balance shall become so due and payable without presentation, protest or further demand or notice of any kind, all of which are hereby expressly waived.

9. Loss, Theft, Destruction or Mutilation of Certificate. Upon receipt by the Company of evidence reasonably satisfactory to the Company of all reasonable expenses incidental thereto, or, in case of mutilation, upon surrender and cancellation of this Certificate, the Company will make and deliver a new Certificate of like tenor, in lieu of this Certificate. Any Certificate made and delivered in accordance with the provisions of this Paragraph 9 shall be dated as of the date to which interest has bee paid on this Certificate, or if no interest has theretofore been paid on this Certificate, then dated the date hereof.

10. Addresses. Any notice, presentation or demand to or upon the Company in respect of this Certificate may be given or made by being mailed by registered mail addressed to Singer Financial Corp., Attention: Paul Singer, President, at its then principal offices, or, if any other address shall at any time be designated for this purpose by the Company in writing, similarly mailed at least ten (10) days before the effective date of such change of address, to all persons who are Holders of record of the Certificate at the time of such designation, to such other address.

11. Governing Law. This Certificate shall be governed be and construed in accordance with the substantive laws of the Commonwealth of Pennsylvania, excluding choice-of-law rules.

12. Successors and Assigns. All the covenants, stipulations, promises and agreements in this Certificate contained by or on behalf of the Company shall bind its successors and assigns, whether so expressed or not and shall inure to the benefit of the Holder of this Certificate, unless expressly inapplicable.

13. Headings. The headings of the Paragraphs of this Certificate are inserted for convenience only and shall not be deemed to constitute a part hereof.

14. Obligor. No person other than the Company shall have any liability or obligation under this Certificate or for the payment of any principal, interest or other sum due hereunder.

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed as of ____________________, 20

SINGER FINANCIAL CORP.

[SEAL] By:

COMMONWEALTH OF PENNSYLVANIA
PENNSYLVANIA SECURITIES COMMISSION

Request for Waiver of Procedures under Regulation 504.060(b)
"RESCISSION OFFERS"

1. Exact Name of Offeror: Singer Financial Corp.

2. Address of Principal Office of Offeror: 1708 Locust Street (Number and Street)

City	State	Zip Code	Telephone No.
Philadelphia	Pennsylvania	19102	215-893-9722

3. Name and address of person to whom correspondence on this filing should be sent:

Name	Title	Number and Street
Frank B. Baldwin, Esquire	Attorney for Offeror	2200 Locust Street

City	State	Zip Code	Telephone No.
Philadelphia	Pennsylvania	19102	215-735-1234

4. (A) Legal Form of Offeror (Corporation, Partnership, Individual, etc.): Corporation

(B) If Offeror not an individual, designate state of incorporation or formation: Pennsylvania

(C) State the names and addresses of the general partner, promoter, and chief executive officer, chief operating officer and chief financial officer of the Offeror. Paul Singer, 1708 Locust Street, Philadelphia, Pennsylvania 19103 is chief executive officer, chief operating officer, and chief financial officer of Offeror.

Complete (D) through (F) only if Offeror is the Issuer.

(D) If anyone in (C) has held a similar position with another person (not the Issuer) which made a rescission offer in Pennsylvania within the past 5 years, state the name of the person and date of the rescission offer. If none, so state. None

(E) Has the Issuer made a rescission offer in Pennsylvania within the last 5 years? [See page 33 of Offering Statement filed with the Commission.] YES [X] NO [ ]

(F) Does the Issuer plan to continue offering securities for sale in Pennsylvania which are the subject of the rescission offer? If yes, upon which section of the Act will the Issuer rely?

Section 205 of the Act. YES [X] NO [ ]

5. Has the general partner, promoter, chief executive officer, chief operating officer, chief financial officer or owner of 20% or more of any class of securities of the Issuer been convicted of any crime or made the subject of any sanction or otherwise found to have met any of the criteria described in Section 305(a)(ii)-(ix) of the Act? YES [ ] NO [X]
If yes, describe fully.

6. (A) Describe the type and price per unit of securities subject to the rescission offer.
Subordinated Investment Certificates, offered in minimum unit of $1,000

(B) For each sale of securities covered by this rescission offer, provide in columnar form the name and address of each Pennsylvania purchaser, the date of sale, and the dollar amount of securities purchased.
See Schedule A attached.

7. (A) Provide the name and address of the person who effected the transactions which are now the subject of the rescission offer.
Paul Singer, 1708 Locust Street, Philadelphia, PA 19103

(B) Were sales commissions or other remuneration paid directly or indirectly on the securities transactions? If yes, explain. YES [ ] NO [X]
If the response to (B) is yes, complete (C) and (D) as applicable:

(C) Were the transactions subject to the rescission offer effected through a Broker-Dealer?
If yes, complete (i) and (ii) below. YES [ ] NO [X]

(i) Is the Broker-Dealer registered in Pennsylvania? YES [ ] NO [ ]
If yes, state name, address and CRD Number.

(ii) If the Broker-Dealer is not registered in Pennsylvania, describe how the Broker-Dealer has complied with Section 301 of the Act.

(D) Were the securities subject to the rescission offer sold directly by a person registered in Pennsylvania as an Agent or a Principal of a Broker-Dealer ? YES [ ] NO [X]
If yes, provide the following information:

Agent's Name	Agent's CRD Number	Broker-Dealer

Number and Street of Broker-Dealer Office Involved in the Sale

City	State	Zip Code	Telephone No.

8. Each Offeror executing this Waiver Request hereby represents that:

(A) The Offeror, by his signature below, and, if the Offeror is the Issuer, the general partner, promoter, chief executive officer, chief operating officer and chief financial officer of the Issuer, by their signatures below, is aware of the need to comply with the provisions of the Act in the future, particularly if such person serves in the same or similar position with another person (not the Offeror). The signature of a person identified in this paragraph is not required if that person was not affiliated with the Offeror when the sales of securities which are the subject of this rescission offer occurred.

SIGNATURE	TYPED NAME	TITLE	DATE
	Paul Singer	Chief Executive Officer Chief Operating Officer and Chief Financial Officer	July 6, 2001

(B) The Offeror is familiar with the provisions of section 504 of the Act and regulations adopted thereunder.

(C) The statements made herein, including attachments hereto, are not incomplete in any material respect or false or misleading with respect to a material fact.

(D) The Offeror will advise Commission staff of the results of the rescission offer within 15 calendar days after the expiration of the rescission offer period.

IN WITNESS WHEREOF, this Waiver Request has been duly executed this 9th day of July, 2001.

SINGER FINANCIAL CORP.
(NAME OF OFFEROR)

By: ______________________

Paul Singer, Chief Executive Officer
(Title)

E-39

SCHEDULE A

2001		date	initial							
#		Deposited	Balance	Address 1	City	State	Zip	SS#	Telephone #	Certificate Holder
394	Sokolova	10/23/00	$5,000.00	1900 JFK Blvd, Apt. 612	Philadelphia	PA	19103		(215) 557-3732	Iren Sokolova & Mikhail Reyman
397	Slotter	11/16/00	$11,400.00	1530 Locust St., Apt. 10-G	Philadelphia	PA	19102		(215) 545-9445	William H. Slotter, P.O.D. Robin J. Bocra
402	Hite	12/4/00	$3,000.00	7537 Beverly Road	Philadelphia	PA	19138-1414		(215) 924-7465	Clayton O. Hite
415	Tunner	1/19/01	$1,000.00	908 Waverly	Philadelphia	PA	19147		(215) 829-8190	Timothy P. Tunner
416	Davis	2/1/01	$3,000.00	2002 Bainbridge St.	Philadelphia	PA	19146		(215) 790-0018	Marcy Davis
417	Aggarwal	2/3/01	$10,000.00	1200 Brentwood Lane	Malvern	PA	19355		(610) 408-8157	Vijay Aggarwal
418	Weiss	2/8/01	$5,000.00	1051 Bloomfield Avenue	Philadelphia	PA	19115		(215) 698-1592	Robert Weiss and/or Selma Weiss
419	Schlageter	2/13/01	$10,000.00	111 Jennifer Lane	Fleetwood	PA	19522		(610) 921-9337	Robert C. Schlageter and Leona A. Schlageter
424	Brown	3/27/01	$1,000.00	7247 Eastwick Street	Philadelphia	PA	19149		(215) 332-2819	Marsha Brown
425	Weiss FT	3/29/01	$11,926.69	1051 Bloomfield Avenue	Philadelphia	PA	19115	***FISMA & OMB Memorandum M-07-16***	(215) 698-1592	Weiss Family Trust
426	Weiss FT	3/29/01	$3,848.58	1051 Bloomfield Avenue	Philadelphia	PA	19115		(215) 698-1592	Weiss Family Trust
427	Weiss FT	3/29/01	$5,058.77	1051 Bloomfield Avenue	Philadelphia	PA	19115		(215) 698-1592	Weiss Family Trust
428	Washington	4/3/01	$1,000.00	7005 Limekiln Pike	Philadelphia	PA	19138		(215) 924-8653	Charles Washington, P.O.D. Mary Washington
429	Wioncek	4/9/01	$5,000.00	977 Dogwood Road	Warminster	PA	18974		(215) 674-2277	Watson F. and Doris S. Wioncek
430	Reichard	4/10/01	$5,000.00	2978 N. Charlotte Street	Gilbertsville	PA	19525		(610) 754-7935	Robert Reichard
431	Wiesemann	4/12/01	$10,000.00	2310 Byberry Road	Hatboro	PA	19040-3712		(215) 675-8830	Martha Wiesemann
432	Wiesemann	4/12/01	$5,000.00	2310 Byberry Road	Hatboro	PA	19040-3712		(215) 675-8830	Martha Wiesemann
433	Schlageter	4/13/01	$2,000.00	111 Jennifer Lane	Fleetwood	PA	19522		(610) 921-9337	Robert C. Schlaageter and Leona A. Schlageter
436	Campanella	4/24/01	$5,000.00	139 Meadow Court	Sinking Spring	PA	19608		(610) 678-4552	Peter C. Campanella
			$103,234.04							

E-40

DRAFT

SINGER FINANCIAL CORP.
1708 Locust Street
Philadelphia, Pennsylvania 19103

October ____, 2001

NOTICE OF RESCISSION OFFER

In the period from October 14, 2000 through May 4, 2001, Subordinated Investment Certificates with a principal amount of $103,234.04 were sold to residents of Pennsylvania by Singer Financial Corp. It appears as if the provisions of Section 201 of the Pennsylvania Securities Act of 1972 (1972 Act) relating to registration of securities may not have been complied with in connection with the offer or sale of these securities. Accordingly, Singer Financial Corp. is offering to repurchase these securities from you for your purchase price for cash plus 6% interest from the date of purchase less any dividends, interest payments or cash distributions paid to date. The enclosed disclosure materials should be reviewed carefully before deciding whether to accept or reject the offer to repurchase your securities. This offer remains open for 30 days from the date you receive *this Notice. During such time you may either accept or refuse the offer.*

If you no longer own the securities which are the subject of this offer to repurchase, Singer Financial Corp. offers to pay you, upon acceptance of the offer, an amount in cash equal to the damages, if any, computed in accordance with Section 501(a) of the 1972 Act as more fully described in the accompanying disclosure materials.

If you affirmatively REJECT the offer or fail to affirmatively ACCEPT the offer within 30 days in the manner described in the accompanying disclosure materials, any rights you may have with respect to any failure to comply with Section 201 of the 1972 Act will be terminated.

Very truly yours,

SINGER FINANCIAL CORP.

By:
Paul Singer, President

E - 41

DRAFT DRAFT

SINGER FINANCIAL CORP.

DISCLOSURE MATERIALS

These Disclosure Materials are provided to Pennsylvania investors in Subordinated Investment Certificates during the period October 14, 2000 through May 4, 2001 in connection with the Notice of Rescission Offer (the Offer) made to these investors by Singer Financial Corp., a Pennsylvania corporation (the Company).

1. **Information About the Company** Information about the Company to be considered in connection with the Offer is found in the enclosed Offering Circular, as filed by the Company with the Securities and Exchange Commission on October ___, 2001.

2. **How to Accept the Offer** Any investor who wishes to accept the Offer should send a letter to the Company at 1708 Locust Street, Philadelphia, PA 19103 stating that the Offer is accepted and enclosing the original Subordinated Investment Certificate. For safety, this letter should be sent by Certified Mail, Return Receipt Requested or should be personally delivered to the Company at this address. Promptly upon receipt of this letter, the Company will make the payment of principal and interest described in the Offer.

3. **If You No Longer Own the Certificate** The following is Section 501(a) of the Pennsylvania Securities Act of 1972 as referred to in the Offer. This only applies to persons who no longer own the Subordinated Investment Certificate covered by the Offer.

> Section 501. Civil Liabilities.--(a) Any person who: (i) offers or sells a security in violation of section 407(c) or at any time when such person has committed a material violation of section 301, or any regulation relating to either section 301 or 407(c), or any order under this act of which he has notice; or (ii) offers or sells a security in violation of sections 401, 403, 404 or otherwise by means of any untrue statement of a material fact or any omission to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, the purchaser not knowing of the untruth or omission, and who does not sustain the burden of proof that he did not know and in the exercise of reasonable care could not have known of the untruth or omission, shall be liable to the person purchasing the security from him, who may sue either at law or in equity to recover the consideration paid for the security, together with interest at the legal rate from the date of payment, less the amount of any income or distributions, in cash or in kind, received on the security, upon the tender of the security, or for damages if he no longer owns the security. Damages are the amount that would be recoverable upon a tender less the value of the security when the purchaser disposed of it, plus interest at the legal rate from the date of disposition. Tender shall require only notice of willingness to exchange the security for the amount specified. Any notice may be given by service as in civil actions or by certified mail addressed to the last known address of the person liable.

EMPLOYMENT AND NON-COMPETITION AGREEMENT

Agreement made as of this 1st Day of January, 2001, by and between PAUL SINGER, an individual residing at 1708 Locust Street, Philadelphia, PA 19103 ("Singer"), and SINGER FINANCIAL CORP., a Pennsylvania Corporation ("Company"), with a place of business at 1708 Locust Street, Philadelphia, PA 19103.

BACKGROUND

The Company is in the business of making commercial loans, either directly or as a broker, which are secured by real estate. The Company desires to engage Singer and singer desires to be engaged by the Company as Chief Executive Officer and President of the Company. Because of, among other matters, the decreased value of the business of the Company that will result if Singer would compete with the Company or use or divulge certain confidential information, Singer has further agreed that he will be subject to certain restrictions during and after his being an employee of the Company.

AGREEMENT

NOW, THEREFORE, in consideration of the covenants set forth herein, and intending to be legally bound hereby, the parties agree as follows:

SECTION 1. Employment.

(a) The Company shall employ Singer as Chief Executive Officer and President for a five-year period commencing on the date hereof and continuing through December 31, 2005 (the "Employment Period") and Singer hereby accepts such employment. Unless terminated by either party hereto upon at least 30-days notice prior to end of the Employment Period, or prior to the end of any one year extension of the Employment Period, the Employment Period shall not be terminated and shall continue in full force and effect for another one year period. During the Employment Period, Singer shall perform and discharge well and faithfully such executive management duties for the Company as shall be necessary and as otherwise may be directed by the Board of Directors of the Company.

(b) During the Employment Period, Singer shall devote his full time, energy, skills and attention to the business of the Company, and shall not be engaged or employed in any other business activity whatsoever, whether or not such activity is pursued for gain, profit or other pecuniary advantage.

SECTION 2. Compensation and Benefits.

(a) In consideration of his services rendered, the Company shall pay to Singer a base salary of $________ per year during the Employment Period, subject to any withholding required by law.

(b) In addition to the base salary provided for in Section 2(a) herein, Singer shall be entitled to receive such bonus or bonuses as shall be awarded to him by the Board of Directors of the Company from time to time.

(c) Singer shall be entitled to be reimbursed by the Company for all reasonable expenses incurred by Singer in connection with his employment duties hereunder. Such expenses shall include but not be limited to all reasonable business travel expenses such as tolls, gasoline and mileage. Singer shall reasonably document all

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requests for expense reimbursements.

SECTION 3. Termination. Notwithstanding anything else contained herein, the Company may terminate the employment of Singer at any time upon notice delivered to Singer in the event that (i) Singer commits any criminal or fraudulent act; or (ii) Singer breaches any term or condition of this Agreement; or (iii) Singer willfully abandons his duties hereunder. Upon such termination neither party hereto shall have any further duties or obligations hereunder whatsoever; provided, however, that Singer's obligations under Sections 5 and 6 hereof shall survive any such termination.

SECTION 4. Death and Disability.

(a) If Singer shall die during the Employment Period, this Agreement shall terminate as of the date of such death and except for any salary and inventive bonuses accrued as of such date the Company shall have no further obligations hereunder whatsoever.

(b) If the Company determines in good faith that Singer is incapacitated by accident, sickness or otherwise so as to render him mentally or physically incapable of performing the services required of him hereunder for an aggregate of ninety (90) consecutive days, upon the expiration of such period or at any time thereafter, by action of the Company, Singer's employment hereunder may be terminated immediately, upon giving him notice to that effect, and upon such termination except for any salary and incentive bonuses accrued as of such date neither party hereto shall have any further duties or obligations hereunder; provided, however, that Singer's obligations under Sections 5 and 6 hereof shall survive any such termination. The Company shall be entitled to rely upon the advice and opinion of any physician of its choosing in making any determination with respect to any such disability.

SECTION 5. Business Secrets. Except in connection with his duties hereunder, Singer shall not, directly or indirectly, at any time from and after the date hereof, and for a one (1) year period following the termination of the Employment Period, or for a one (1) period following the termination of Singer's employment hereunder if earlier, make any use of, exploit, disclose, or divulge to any other person, firm or corporation, any trade or business secret, customer or supplier information, documents, know0how, data, marketing information, method or means, or any other confidential (i.e., not already otherwise disseminated to or available to the public) information concerning the business or policies of the Company, that Singer learned as a result of, in connection with, through his employment with, or through his affiliation with the Company, whether or not pursuant to this Agreement. From and after the date hereof, except in connection with his duties hereunder, and for a one (1) year period following the termination of the Employment Period, or for a one (1) year period following the termination of Singer's employment hereunder if earlier, Singer shall not solicit, or divert business from, or serve, or sell to, any customer or account of the Company of which Singer is or becomes aware, or with which Singer has had personal contact as a result of, in connection with, through his employment with, or through his affiliation with the Company, whether or not pursuant to this Agreement.

SECTION 6. Restrictive Covenant. From and after the date hereof, and for a one (1) year period following the termination of the Employment Period, or for a one (1) year period following the termination of Singer's employment hereunder if earlier, Singer shall be prohibited from competing in the United States with the business of the Company as presently or hereinafter conducted. For the purposes hereof, the term "competing" shall mean acting, directly or indirectly, as a partner, principal, stockholder, joint venturer, associate, independent contractor, creditor of, consultant, trustee, lessor to, sublessor to, employee or agent of, or to have any other involvement with, any person, firm, corporation, or other business organization which is engaged in the businesses described in this Section.

SECTION 7. Remedies. Singer acknowledges that any breach by him of the obligations set forth in Sections 5 or 6 hereof would substantially and materially impair and irreparably harm the Company's business and goodwill; that such impairment and harm would be difficult to measure; and, therefore, total compensation in solely monetary terms would be inadequate. Consequently, Singer agrees that in the event of any breach or any threatened breach by Singer of any of the provisions of Section 5 or 6 hereof, the Company shall be entitled in addition to monetary damages or other remedies, to equitable relief, including injunctive relief, and to the payment of all costs and expenses incurred by the Company in enforcing the provisions thereof, including attorney's fees. The remedies granted to the Company in this Agreement are cumulative and are in addition to remedies otherwise available to the Company at law or in equity.

SECTION 8. Waiver of Breach. The waiver by the Company of a breach of any provision of this Agreement by Singer shall not operate or be construed as a waiver of any other or subsequent breach by Singer of such or any other provision.

SECTION 9. Notices. All notices required or permitted hereunder shall be in writing and shall be sent by certified or registered mail, return receipt requested, postage prepaid, as follows:

To the Company:

____

____

____

____

To Singer:

____

____

____

____

or to such other address as either of them may designate in a written notice served upon the other party in the manner provided herein. All notices required or permitted hereunder shall be deemed duly given and received on the second day next succeeding the date of mailing.

SECTION 10. Severability. If any term or provision of this Agreement or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of any such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law. If any of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to duration, scope, activity or subject, it shall be construed by limiting and reducing it, so as to be valid and enforceable to the extent compatible with the applicable law.

SECTION 11. Governing Law. The implementation and interpretation of this Agreement shall be governed by and enforced in accordance with the laws of the Commonwealth of Pennsylvania without regards to its conflict of laws rules.

SECTION 12. Binding Effect and Assignability. The rights and obligations of both parties under this Agreement shall inure to the benefit of and shall be binding upon their personal representatives, heirs, successors and assigns. This Agreement, or any part thereof, may not be assigned by Singer.

SECTION 13. Entire Agreement. This Agreement constitutes the entire agreement with respect to the subject matter hereof between the parties hereto. This Agreement may only be modified by an agreement in writing executed by both the Company and Singer.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

SINGER FINANCIAL CORP.

By: s/ PAUL SINGER
Paul Singer, President

s/ PAUL SINGER
PAUL SINGER

RESIDENTIAL LEASE

Agent for Landlord: **Paul Singer**

Tenant(s): **Lada Vassilieva**

1. **PROPERTY ADDRESS:** **1708 locust Street Philadelphia, PA 19103**

2. **RENT.** Monthly Rent: **$500.00**
Advance Rent Payments For 2 Months: First and Last month's rent $-**0.00.-**
A sum equal to one month's rent shall be held by Landlord as the last month's rent payment under this lease. This last month's payment shall be applied as the last rental payment under this lease and any renewal or extension period.

Rent Due by the 1st day of every month at office of **Singer Financial Corp., 1708 Locust St., Philadelphia, PA 19103.**

3. **SECURITY DEPOSIT.** Security Deposit: $-**0.00-**
If rent is increased, the security deposit must also be increased to equal the new rent.

4. **LATE CHARGE.** Late Charge: 5% This charge is due if rent is not paid by the 5th day of each month.

5. **Bad Check Charge.** Bad Check Charge: $35. If Tenant's check is returned by the bank, Tenant will pay this charge as additional rent.

6. **TERM.** Length of Lease: five years
Lease begins on: May 1st, 2001 Lease ends on: May 1st, 2006, unless renewed.

7. **USE AND OCCUPANCY.** Tenant and no other persons will personally use and continuously occupy the Property as a residence. Only the following persons may reside in the Property: **Lada Vassilieva, Leah Singer, Julia Singer, Paul Singer**

Tenant breaks this lease if anyone not listed in this paragraph lives in the property.

8. **UTILITIES AND SERVICES.**
Landlord and Tenant will pay for the utilities and services marked below:

TENANT Pays		LANDLORD Pays
X	cold water service and usage	
X	sewer service and usage	
X	hot water	
	heat	X
X	snow removal	
X	electricity	
	natural gas	X
	fuel oil	X

9. **APPLIANCES.**
The following appliances (if checked) come with the Property:

Cooking Range	X	Heating Unit	X
Refrigerator	X	Water Heater	X
Garbage Disposal	X	Clothes Dryer	X
Air Conditioning Unit	X	Dishwasher	X
Washing Machine	X	Microwave Oven	X

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(a) No air conditioning unit may be installed without the advance written consent of the Landlord. If an air conditioning unit is installed, Tenant agrees to pay for additional wiring for the unit. Landlord has the right to set and collect from tenant a flat charge per season for each air conditioning unit installed for the extra electric usage. The current charge is $260.00.

10. **END OF LEASE OR RENEWAL.**

(a) Either party may end this Lease at the end of the original Term by written notice. Landlord or Tenant must receive written notice at least sixty (60) days before the end of the term.

(b) Landlord may increase the rent or change any other terms of the Lease for any renewal period by sending written notice to Tenant. Landlord must send this
notice at least sixty (60) days before the end of the Term or of any renewal term.

(c) Tenant may refuse the renewal terms by sending written notice to Landlord by certified mail, return receipt requested, within 10 days of the date of Landlord's renewal notice. Tenant must then leave the Property at the end of the Term. THE LEASE WILL RENEW ON THE TERMS IN LANDLORD'S RENEWAL NOTICE IF TENANT DOES NOT SEND NOTICE ENDING THE LEASE.

(d) If Tenant moves out before living in unit two (2) years, Tenant shall pay to the Landlord a re-decorating charge of $250.00.

(e) If Tenant vacates prior to the termination of the Lease, Tenant agrees to pay to Landlord a fee of $500 for the cost of re-renting the premises, plus the full cost of repainting, advertising, repairing or replacing any damage to the premises and complex for which the Tenant is legally responsible.

(f) If Landlord agrees in writing to end this Lease before the end of the Term, Tenant is responsible for all costs and losses caused by the early ending of the Lease. These losses will include loss of rent for the rest of the Lease Term.

(g) If this Lease is ended and Tenant does not leave the Property on the ending date, tenant must pay double the last monthly rental charge. This rental charge is due for each month that Tenant remains in possession of the Property.

11. POSSESSION.

Landlord will try to make the property available to the Tenant on the day this Lease is supposed to begin. If any delay does occur, no rent is due until the Property is available to Tenant.

Tenant can end this Lease by written notice to Landlord by certified mail, return receipt requested, if the Property is not available within ten (10) days after the Lease beginning date. Tenant's only remedy is to end the Lease. Landlord is not responsible for any inconvenience, loss or damage if there is any delay in making the Property available to Tenant.

12. **CONDITION OF PROPERTY: REPAIR OF DAMAGE.**

Tenant has examined the Property, and is satisfied with its present physical condition. Tenant agrees to:

(a) Keep the Property during the term of this Lease in the same condition as it was on the beginning date of the Lease.

(b) Return the Property to Landlord at the end of this Lease in the same condition as it was on the beginning date of this Lease.

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(c) Promptly tell Landlord in writing if the Property is damaged or repairs are required; and,

(d) Pay as additional rent the cost of the repair of damage caused by Tenant or other permitted occupants or visitors of Tenant.

Landlord agrees to make necessary repairs with reasonable promptness after receiving written notice from Tenant.

Only Landlord's employees, agents or contractors may make repairs to the Property.

Landlord is not responsible for any inconvenience or loss caused by necessary repairs to the Property.

13. DAMAGE TO THE PROPERTY.

Landlord will not reduce the rent if there is a fire or other damage. Landlord will decide whether the Tenant cannot live in Property due to damage. If the Property becomes unlivable for any reason, this Lease will end when Tenant pays all rent due to the date that Tenant leaves the Property.

Landlord is not responsible for any loss, damage or inconvenience to Tenant caused by fire or other causes.

14. TENANT'S PERSONAL PROPERTY AND INSURANCE.

Landlord is not responsible for any damage to Tenant's personal property. Tenant breaks agreements made in this lease if Tenant fails to obtain personal property insurance.

Any personal property left in the Property after Tenant has left or is ordered by the court to leave is considered abandoned. Landlord may get rid of this property in any manner without notice to Tenant. Tenant must pay Landlord's cost of disposal of Tenant's property.

Tenant must have comprehensive general liability insurance with an insurance company licensed to do business in Pennsylvania. The insurance must be no less than $100,000 for bodily injury and $100,000 for property damage.

If Landlord's insurance applies to any loss or damage covered by Tenant's insurance, the following will happen:

(a) Landlord's insurance and any obligation of Landlord to pay is considered excess coverage.

(b) Tenant must fully use up his or her insurance before making any claim against Landlord or against Landlord's insurance coverage.

Tenant releases Landlord from any injury, loss or damage to personal property or persons from any cause. This Release is effective even if Landlord or Landlord's employees or agents cause the injury, loss or damage.

Tenant gives up any right of repayment for any payments made by Tenant or Tenant's insurance for injury, loss or damage to personal property or persons.

Landlord may require Tenant to produce proof of insurance that is required in this Lease. Tenant breaks this Lease if Tenant has no insurance and/or if Tenant has no proof of insurance.

15. CHANGES.

Tenant may not remodel or make any structural changes to the interior or exterior of the Property. Tenant may not attach or remove any carpeting or fixtures without first obtaining Landlord's permission. When this Lease ends, Tenant must return the property to its original condition.

16. LANDLORD'S ENTRY.

Landlord and anyone allowed by Landlord may enter the Property after first notifying Tenant. If there is an emergency, Landlord may enter the Property without giving the Tenant advance notice. Tenant must get written approval from Landlord to add or change any lock. Tenant must provide to Landlord keys for any additional or changed locks.

17. LANDLORD'S REMEDIES.

Tenant breaks agreement made in this Lease if Tenant fails to make rental payments when due or fails to follow this lease. If Tenant breaks agreement made in this Lease:

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(a) Tenant must immediately pay all rents for the balance of the term of this Lease and Landlord may sue for this rent.

(b) Landlord may end this Lease.

(c) Landlord may go to court to make tenant leave.

(d) Landlord may sue Tenant to collect any moneys due including but not limited to legal fees and costs to enforce lease terms. Tenant agrees to pay all legal fees and costs as additional rent.

(e) To the extent allowed by law, Landlord may discontinue any utility services to the Property.

(f) Landlord may use any other legal remedies available.

(g) Tenant agrees to waive any notice periods which are contained in Pennsylvania law. LANDLORD MAY FILE SUIT AGAINST TENANT TO ENFORCE THE TERMS OF THE LEASE WITHOUT NOTICE TO TENANT.

(h) These are not the only legal choices Landlord has if Tenant breaks this Lease. Besides ending this Lease and going to court to evict Tenant, Landlord may sue Tenant for unpaid rent, other damages, losses or injuries. If the Landlord gets a judgement for money against Tenant, Landlord can use the court process to take Tenant's personal goods, furniture, motor vehicles and money in banks.

18. TENANT TRANSFER OR LEASE.

Tenant may not lease the Property to someone else or transfer this lease. No person is allowed to live in the property unless named in the Lease.

19. SECURITY DEPOSIT.

Landlord may use the security deposit to pay for losses or damages causes by Tenant's breaking agreements in this Lease. Landlord may also use the security deposit to pay for any damage to the Property.

Tenant must pay losses or damages which are not covered by the security deposit as additional rent. Tenant may not use the security deposit to pay the rent for the Property. Landlord may keep the security deposit if Tenant fails to make rental payments or if Tenant leaves before the end of the Lease Term.

Tenant must leave the Property and give Tenant's new address to the Landlord in writing before Tenant is eligible for return of the security deposit.

20. TAKING OF THE PROPERTY BY THE GOVERNMENT.

The government has the power to take private property for public use. This is called condemnation. If the Property or any part of it is taken by the government, this lease will automatically end as to the part taken.

If the Lease ends due to the government taking part of the Property, landlord will reduce the rent.

If the Property becomes unlivable due to the government taking part of the Property, the Lease will end when Tenant pays all rent due until the taking date. Tenant has no right to any money paid to Landlord by the government authority which took the Property.

21. LEAVING THE PROPERTY.

Tenant must notify Landlord and must return all keys at the time that Tenant leaves the Property for good. All keys must be returned within 24 hours of move-out. **TENANT WILL BE CHARGED A $100 FEE FOR KEYS NOT RETURNED.**

22. DOES NOT GIVE UP OR WAIVE RIGHTS.

If Landlord does not exercise any of its rights under this Lease, Landlord may still exercise these rights at a later date. Even if landlord accepts past due rent, Landlord still has the right to enforce all agreements made in this lease.

23. PRIORITY OF LEASE.

This Lease and Tenant's rights under this Lease are subject to all existing and any future financing, loans or leases on the building or land. This means that the new owner or mortgagee may end this lease if there is a property foreclosure sale. Tenant agrees to give up rights by permitting the buyer at a foreclosure sale to end this Lease.

Tenant agrees to all financing and to sale of the Property or property subject to this Lease.

24. LANDLORD AND TENANT GIVES UP RIGHT TO JURY TRIAL.
Landlord and Tenant gives up rights to a jury trial for any thing concerning this Lease or the Property.

25. NEGATION OF PERSONAL LIABILITY.
Notwithstanding anything contained herein to the contrary, Tenant agrees that Landlord shall have no personal liability with respect to this Lease and Tenant shall look solely to the estate and property of Landlord in the Premises for the satisfaction of Tenant's remedies. No other assets of Landlord shall be subject to levy, execution or other judicial process for the satisfaction of Tenant's claim and, in the event Tenant obtains a judgement against Landlord, the judgement docket shall be so noted. This paragraph shall inure to the benefit of Landlord and his heirs, successors and assigns.

26. COLLECTION OF CHARGES.
Landlord may collect all charges listed in this Lease in addition to the Rent. These charges are considered rent for the purposes of this Lease.

27. LEASE CHANGES.
The agreements made in this Lease may change only if in writing and signed by both Landlord and Tenant. No oral changes or agreements are allowed.

28. RULES AND REGULATIONS.

(a) COMMON AREAS.
Tenant may not use the common areas provided by the Landlord for any other purpose than entering and leaving the building and/or the grounds. Tenant may not block the common areas. The common areas include the streets, sidewalks, entrances, lobbies, elevators, stairways, and public corridors. Tenant may not smoke or eat in the common areas.

(b) CARRIAGES AND BICYCLES.
No baby carriages, bicycles, or other large articles are allowed in passenger elevators, or in the halls, passageways, common areas or courts of the building.

(c) CHILDREN'S PLAY.
Children may not play in the common areas of the building.

(d) WINDOWS.
Tenant must get permission from the Landlord or the building manager before placing any window shades or awnings on the windows.

(e) PLACING OR HANGING OBJECTS.
Tenant may not place anything in the halls or staircase landings, hang anything from the windows, balconies, place anything on the window sills. Tenant may not shake anything from any of the windows or doors of the Property.

(f) APPEARANCE OF THE APARTMENT BUILDING AND GROUNDS.
Tenant may not use the terrace, if any, of the Property, or the Common Areas of the building for storage, barbecues, drying laundry. This includes any other activity which takes away from the appearance of the buildings and grounds.

(g) TRASH.
Tenant must store all trash and garbage inside the Property or in other facilities provided by Landlord. Tenant may not place in the trash box or receptacle any object that is not normally thrown out with regular trash.

(h) PLUMBING.
Tenant may not use the plumbing fixtures, water closets and other water appliances for any purposes other than those for which they were constructed. Tenant may not put food, newspapers, trash or other items into them. Tenant is responsible if improper items are thrown into the plumbing

fixtures, water closets or other water appliances and damage occurs.

(i) MOVING FURNITURE IN AND OUT.

Landlord has the right to supervise the moving of furniture, fixtures, and other personal property in to and out of the building. Landlord may limit times and days when move outs may occur. Landlord is not responsible for any loss or damage to such furniture, fixtures or personal property.

(j) FREIGHT ELEVATORS.

The freight elevator(s), if any, are available for use by all tenants under a schedule made by Landlord. Tenant may not carry equipment, furniture or other bulky items in the freight elevator(s) except between the hours of 8:00 a.m. and 6:00 p.m. Landlord must have at least twenty-four (24) hours prior written request for the use of the freight elevator(s).

(k) DELIVERIES.

All deliveries are made at the delivery entrance. Landlord will supervise all deliveries. Landlord is not responsible for the loss or damage of any property delivered to the building. Landlord is not responsible for any property which Tenant leaves in any part of the building.

(l) RE-KEYING.

Tenant may not re-key any doors or install additional locks, bolts, or security systems in the Property without the permission of Landlord. If Tenant changes the locks while living in the Property, Tenant must pay for the re-keying costs when Tenant leaves.

(m) INSTALLATION OF SERVICES.

If Tenant wishes to install a burglar alarm or similar services in the Property, Tenant must get approval from Landlord.

(n) HEATING AND COOLING.

Tenant may not use any method of heating or air conditioning other than that provided, unless Landlord approves the use of another method.

(o) WASHERS AND DRYERS.

Tenant must use washing machines and dryers, if any, under the schedule made by Landlord.

(p) NOISES/ODORS/GUESTS.

Tenant and/or Tenant's guests may not disturb other tenants or interfere with their rights, comforts, or convenience. Tenant may not play musical instrument, television, or radio in a loud or objectionable manner. Tenant may not allow offensive cooking odors to circulate through the building.

(q) THEFT.

Tenant is responsible for protecting the Property from theft and robbery. Tenant must keep doors closed and locked.

(r) FIRE ESCAPES.

Tenant may not block any fire escape.

(s) NO WATER BEDS.

Tenant may not keep a water bed in the Property.

(t) PETS.

Tenants may not keep pets without the written consent of Landlord. If Tenant is permitted to keep a pet, Tenant shall pay as additional rent, $25.00 per month for the term of this lease and any renewal/extension thereof.

(u) APPLIANCES.

Tenant may not replace any appliances in the Property. Tenant may not install any new appliances without first getting written permission of Landlord.

(v) VISITORS.

Visitors may not remain as a guest for more than 15 days during any calendar year except with written permission of Landlord.
Tenant may not move in with and occupy another tenant's apartment. Landlord may end this Lease if Tenant breaks the rules regarding visitors.

(w) SAFES AND OTHER HEAVY ITEMS.

Landlord may limit the weight and position of safes and other heavy items in the Property. Tenant is responsible for all damages caused by the moving of heavy items.

(x) PARKING VEHICLES.

Tenant may not park any truck, trailer, commercial vehicle, vehicle with expired registration or broken motor vehicle in the parking areas of the building.

(y) DECKS.

Tenant is prohibited from using deck.

(z) SMOKE DETECTORS.

All smoke detectors within the premises and common areas have been tested on the 1st day of 2001 and each is in operating condition. Tenant is responsible to test all smoke detectors in premises at least once a week and replace all batteries that require replacement. If there is a malfunction, it must be reported to Landlord immediately.

29. ATTORNEY GENERAL APPROVAL.

It is in the opinion of the Office of the Attorney General, a preapproved consumer contract meets the Test of Readability under 73 P.S. Section 2205 of the Plain Language Consumer Contract Act. Preapproval of a consumer contract by the Office of the Attorney General only means that simple, understandable and easily readable language is used. It is not an approval of the contents or legibility of the contract.

LANDLORD:

s/ PAUL SINGER

Paul Singer, President
Singer Financial Corp.

TENANT(S):

s/ LADA VASSILIEVA

Lada Vassilieva

BY: MANAGER/AGENT

DATE: 5/1/01

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LOAN AND SECURITY AGREEMENT

THIS LOAN AND SECURITY AGREEMENT, dated as of October 18, 2000 (herein called the "Agreement"), is entered into between SINGER FINANCIAL CORP. ("Borrower") and SUMMIT BANK ("Bank").

WITNESSETH:

A. Borrower desires to establish certain financing arrangements with and borrow funds from Bank and Bank is willing to establish such arrangements for and make loans and advances to Borrower under the terms and provisions hereinafter set forth.

B. The parties desire to define the terms and conditions of their relationship and to reduce their agreements to writing.

NOW, THEREFORE, the parties hereto, intending to be legally bound, covenant and agree as follows:

SECTION 1. DEFINITIONS AND RULES OF INTERPRETATION.

SECTION 1.01 Definitions.

"Advance" shall mean an advance under the Revolving Loan.

"Annual Financial Statements" shall mean the annual financial statements of the Borrower, including all notes thereto, which statements shall include a balance sheet as of the end of a fiscal year and an income statement and a statement of cash flows for such year, all setting forth in comparative form the corresponding figures from the previous year, all prepared in conformity with Generally Accepted Accounting Principles and audited by independent certified public accountants who are reasonably satisfactory to the Bank.

"Bank Indemnities" shall mean the Bank, any affiliate, successor or subsidiary of the Bank, and each of their respective shareholders, members, directors, officers, employees, counsel, agents and contractors, as well as their respective heirs, beneficiaries, administrators, executors, personal representatives, trustees, receivers and successors.

"Borrowing Base" shall mean, at any time, an amount equal to the lesser of:

A. the Revolving Loan Limit, or

B. eighty percent (80%) of the net outstanding amount of Eligible Receivables, after deducting therefrom all payments, adjustments and credits applicable thereto.

"Borrowing Base Certificate" shall mean a full and complete certificate showing all calculations for the then Borrowing Base, certified to be true and correct by Borrower's chief financial officer and otherwise in form and substance reasonably satisfactory to Bank.

"Business Day" shall mean a day, other than a Saturday or Sunday, on which Bank is open for business.

"Closing Date" or "Closing" shall mean the date hereof.

"Collateral" shall mean the property so designated in Section 3 of this Agreement.

"Collateral Assignment" shall mean an assignment, in form and substance acceptable to Bank and in form recordable with the recorder's office in the county where the related real property is located, by which Borrower assigns to Bank, as security for the Obligations, a Related Mortgage.

"Compliance Certificate" shall have the meaning set forth in Section 5.01(A)(3).

"Controlled Group", "Employee Benefit Plan", "Prohibited Transaction", and "Reportable Event" shall have the same respective meanings as are given to those terms in the Internal Revenue Code and under ERISA.

"Eligible Receivable" shall mean the following property of Borrower which meets all of the following requirements:

(A) It is a loan receivable (herein, the "Loan Receivable") arising from a loan made by Borrower in the ordinary course of its lending business;

(B) The loan proceeds of such Loan Receivable were fully advanced to a borrower (herein, the "Account Debtor") for use by such Account Debtor for business purposes and/or for family, personal or household purposes;

(C) The Loan Receivable is evidenced by a promissory note (herein, the "Related Note") and secured by a mortgage or deed of trust on real property covering the fee simple interest of the owner thereof (herein, the "Related Mortgage");

(D) The Related Mortgage creates a valid and enforceable first or second lien on the real property covered thereby as security for the related Loan Receivable, subject to no liens or encumbrances except those which do not affect the good and marketable title of the real property covered thereby, and Borrower has obtained at the time of origination thereof a lender's title insurance policy issued by a reputable title insurance company insuring the priority of the Related Mortgage in accordance with the forgoing (herein, the "Related Title Insurance Policy");

(E) The original principal amount of such Loan Receivable did not exceed $500,000;

(F) The original principal amount of such Loan Receivable did not at the time of origination, when taken together with the then principal balance secured by any prior mortgage or deed-of-trust, exceed 60% of the value of the real property covered by the Related Mortgage, as confirmed by an appraisal prepared by an appraiser reasonably acceptable to Bank (herein, the "Related Appraisal");

(G) All buildings and improvements located on the real property covered by the Related Mortgage are fully insured by a property insurance policy against risks and other casualties which are commonly insured against in the ordinary course of Borrower's lending business, containing a standard mortgagee endorsement in favor of Borrower (herein, the "Related Insurance Policy");

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(H) If the real property covered by the Related Mortgage is or at any prior time was used for industrial or commercial purposes and Borrower has knowledge of an environmental risk thereon, Borrower had obtained in connection with making the loan secured thereby an environmental site assessment prepared by an environmental consultant reasonably satisfactory to the Bank indicating that the real property was in compliance with applicable environmental laws (herein, the "Related Environmental Report");

(I) The Loan Receivable was, at the time of origination, in accordance with Borrower's standard credit policies for loans in the ordinary course of its business;

(J) The Loan Receivable, including the Related Note and the Related Mortgage, are, subject to laws and equitable principals affecting the enforcement of creditors' rights generally, valid, binding and enforceable obligations of the related Account Debtor, subject to no offsets, counterclaims or defenses to the payment or performance thereof;

(K) The Loan Receivable is not 90 days or more past due and is not otherwise in default in accordance with its terms, and Borrower has not taken or commenced any legal action to enforce payment and performance thereof;

(L) Borrower has not received any notice of the dissolution, termination of existence, insolvency, business failure or cessation, appointment of a receiver for all or any part of the property of, assignment for the benefit of creditors by, or the filing of a petition in bankruptcy or the commencement of any proceeding under any bankruptcy or insolvency laws, now or hereafter enacted, by or against the Account Debtor. Upon the receipt by Borrower of any such notice, it will promptly notify the Bank thereof;

(M) The Account Debtor is not an affiliate of Borrower;

(N) The related Loan File has been delivered to and is in the possession of the Bank; and

(O) The Borrower has executed and delivered to Bank a Collateral Assignment of the Related Mortgage.

A Loan Receivable which is at any time an Eligible Receivable, but which subsequently fails to meet any of the foregoing, shall forthwith cease to be an Eligible Receivable.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and all rules and regulations promulgated thereunder.

"Event of Default" shall mean an event specified in Section 6 hereof.

"Financial Statements" means any Annual Financial Statements or any Interim Financial Statements.

"Generally Accepted Accounting Principles" or "GAAP" shall mean, with respect to any Person, such accounting practices as, in the opinion of the independent accountants retained by such Person and who are reasonably acceptable to the Bank, conform at the time to United States generally accepted accounting principles, consistently applied. Generally accepted accounting principles means those

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principles and practices which are (a) recognized as such by the Financial Accounting Standards Board; (b) applied for all periods after the date hereof in a manner consistent with the manner in which such principles and practices were applied to the most recent financial statements of the relevant Person furnished to the Bank, and (c) consistently applied for all periods after the date hereof so as to reflect properly the financial condition, and results of operations and cash flows, of such Person. If any change in any accounting principle or practice is required by the Financial Accounting Standards Board in order for such principle or practice to continue as a generally accepted accounting principle or practice, all reports and financial statements required hereunder shall be prepared in accordance with such change. Solely for purposes of this Agreement, if any such material change is made, then either (i) the financial covenants shall be appropriately modified by agreement between the Bank and the Borrower to reflect such change or (ii) if the parties are unable in good faith to agree to an appropriate modification, the financial covenant compliance computations shall be computed without regard to such change.

"General Intangibles" shall mean all intangible personal property of Borrower of every kind and nature, including without limitation, chooses in action, causes of action, corporate or other business Records, information and sources of information, inventions, designs, patents, patent applications, trademarks, trade names, trade secrets, good will, copyrights, registrations, licenses, leases, franchises, tax refund claims, computer programs, software, technical data, and any indemnity and guarantee claims and security interests.

"Indebtedness" shall mean, without duplication, all items of indebtedness, obligation or liability, due or to become due, liquidated or unliquidated, direct or contingent, joint or several, of any nature whatsoever and out of whatever transaction arising, including, without limitation:

(A) All indebtedness guaranteed, directly or indirectly, in any manner, or endorsed (other than for collection or deposit in the ordinary course of business) or discounted with recourse;

(B) All indebtedness in effect guaranteed, directly or indirectly, through agreements, contingent or otherwise to (i) purchase such indebtedness, (ii) purchase, sell or lease (as lessee or lessor) property, products, materials or supplies, or to purchase or sell services, primarily for the purpose of enabling any debtor to make payment of such indebtedness or to assure the owner of the indebtedness against loss, or (iii) supply funds to or in any other manner invest in any debtor;

(C) All indebtedness secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, deed of trust, pledge, lien, security interest or other charge or encumbrance upon property owned or acquired subject to such mortgage, deed of trust, pledge, lien, security interest, charge or encumbrance, whether or not the liabilities secured thereby have been assumed; and

(D) All indebtedness incurred as the lessee of goods or services under leases that, in accordance with GAAP, consistently applied, should be reflected on the lessee's balance sheet.

"Interim Financial Statements" shall mean the internally prepared semi-annual financial statements of the Borrower, which statements shall include: (i) a balance sheet as of the end of such semi-annual period, and (ii) an income statement and statement of cash flows for such period and for the fiscal year to date, all setting forth in comparative form the corresponding figures for the corresponding period of the preceding year prepared in accordance with Generally Accepted Accounting Principles (exclusive of notes thereto and customary, year-end adjustments).

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"Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and all rules and regulations promulgated thereunder.

"Laws" shall mean all ordinances, statutes, rules, regulations, orders, injunctions, writs or decrees of any government or political subdivision or agency thereof or any court or similar-entity established by any thereof.

"Leverage" means total liabilities as would appear on a balance sheet prepared in accordance with GAAP, other than Subordinated Indebtedness, divided by Tangible Net Worth.

"Loan Documents" shall mean this Agreement, the Note and any other document or instrument now or hereafter executed by any Person in connection with or as security for the Obligations, together with all modifications and amendments thereof.

"Loan" shall mean the Revolving Loan all as described in Section 2 hereof.

"Loan File" shall mean, in relation to an Eligible Receivable, Borrower's loan file generated in connection therewith, which, for purposes hereof, must at least include: the Related Note, the Related Mortgage, the Related Title Insurance Policy, the Related Insurance Policy or a certificate thereof, the Related Appraisal and the Related Environmental Report (if otherwise required under subpart (H) of the definition of Eligible Receivable).

"Material Adverse Effect" shall mean any specified event, condition or occurrence as to Borrower, which individually or in the aggregate with any other such event, condition or occurrence and whether through the effect on Borrower's business, property, profits or condition (financial or otherwise) (a) results in a violation of any of the financial covenants set forth in Section 5.01(M) hereof, and/or (b) in the reasonable judgment of the Bank, could reasonably be expected to materially impair the ability of Borrower to meet all of its Obligations to the Bank.

"Note" shall mean the promissory note referred to in Section 2 hereof, together with any and all modifications and amendments thereof and substitutions therefor.

"Obligations" shall include all loans, advances, debts, liabilities, obligations, covenants and duties owing from the Borrower to the Bank, of any kind or nature, present or future (including any interest accruing thereon after maturity, or after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding relating to the Borrower, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), whether or not evidenced by any note, guaranty or other instrument, whether arising under any agreement, instrument or document, whether or not for the payment of money, whether arising by reason of an extension of credit, opening of a letter of credit, loan, equipment lease or guarantee, under any interest or currency swap, future, option or other interest rate protection or similar agreement, or in any other manner, whether arising out of overdrafts on deposit or other accounts or electronic funds transfers (whether through automated clearing houses or otherwise) or out of the Bank's non-receipt of or inability to collect funds or otherwise not being made whole in connection with depository transfer check or other similar arrangements, whether direct or indirect (including those acquired by assignment or participation), absolute or contingent, joint or several, due or to become due, now existing or hereafter arising, and any amendments, extensions, renewals or increases and all costs and expenses of the Bank incurred in the documentation, negotiation, modification, enforcement, collection or otherwise in connection with any of the foregoing, including reasonable attorneys' fees and expenses.

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"Obligor" shall mean each of Borrower and any Guarantor of the Loan.

"Permitted Investments" shall mean (a) direct obligations of, or obligations fully and unconditionally guaranteed by, the United States of America, (b) deposit accounts in, or certificates of deposit issued by, any commercial bank in the United States of America having total capital and surplus in excess of One Hundred Million Dollars ($100,000,000) or certificates of deposit which are fully insured by the Federal Deposit Insurance Corporation, (c) investment grade (rated AA or better) commercial paper, bankers' acceptances or similar financial instruments, (d) investment grade bonds (rated AA or better), and/or (e) mutual funds having at least eighty percent (80%) of their assets in cash and/or investments included in (a), (b), (c) or (d) above.

"Permitted Liens" shall mean:

(A) Liens for taxes, assessments or similar charges incurred in the ordinary course of business which are not yet due and payable;

(B) Pledges or deposits made in the ordinary course of business to secure repayment of workers' compensation, or to participate in any fund in connection with compensation, insurance, old-age pensions or other social security programs, as well as any underlying lien, if any, being replaced by such pledge or deposit;

(C) Liens of mechanics, materialmen, warehousemen, carriers, or other like lienors, securing obligations incurred in the ordinary course of business that are not yet due and payable;

(D) Good faith pledges or deposits made in the ordinary course of business to secure performance of bids, tenders, contracts (other than for the repayment of borrowed money) or leases, not in excess of ten percent (10%) of the aggregate amount due thereunder, or to secure statutory obligations, or surety, appeal, indemnity, performance or other similar bonds required in the ordinary course of business, as well as any underlying lien, if any, being replaced by such pledge, deposit or bond;

(E) Liens in favor of the Bank hereunder as security for the Obligations or otherwise in favor of the Bank; and

(F) Purchase money security interests covering equipment in favor of the vendor or financier thereof to secure purchase money indebtedness (including capitalized lease obligations) permitted by Section 5.02(E) hereof, provided that the principal amount secured by each such security interest does not exceed the unpaid purchase price for such equipment.

"Person" shall mean any individual, corporation, participation, association, joint-stock company, trust, unincorporated organization, joint venture, court or government division or agency thereof.

"Rates" shall mean the respective rates of interest specified in Section 2.02 of this Agreement.

"Records" shall mean correspondence, memoranda, tapes, discs, records and other documents, or transcribed information of any type, whether expressed in ordinary or machine language, either on or off the premises of Borrower.

"Revolving Loan Limit" shall mean $2,000,000.

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"Revolving Loan Termination Date" shall mean June 30, 2001 or such other later date to which Bank and Borrower may (without obligation to do so) hereafter agree in writing in connection with any renewal or extension of the Revolving Loan.

"Subordinated Indebtedness" shall mean unsecured Indebtedness of Borrower the repayment of which is subordinated to the Obligations pursuant to a Subordination Agreement.

"Subordination Agreement" shall mean an agreement, in form and substance satisfactory to Bank, by which the holder of Subordinated Indebtedness subordinates the payment thereof to all of the Obligations in a manner satisfactory to Bank in its discretion.

"Subsidiary" shall mean a corporation or other entity 50% or more of the Voting Stock of which is owned by the Borrower, either directly or through another Subsidiary.

"Tangible Net Worth" shall mean shareholders' equity in Borrower, less any advance to third parties and less all items properly classified as intangibles in accordance with GAAP, plus Subordinated Indebtedness.

SECTION 2. THE LOAN.

SECTION 2.01 Revolving Loan.

(a) Under and subject to the terms and conditions of this Agreement and within the Borrowing Base, and as requested by Borrower from time to time through but not including the Revolving Loan Termination Date, Bank hereby establishes a Revolving Loan facility (the "Revolving Loan") pursuant to which Bank from time to time will make cash Advances to Borrower. Unless sooner terminated pursuant to any other provision of this Agreement, the Revolving Loan will terminate and the entire principal balance of the Revolving Loan, together with all unpaid accrued interest thereon, shall be repaid on the Revolving Loan Termination Date, without notice or demand. Each Advance under the Revolving Loan shall be made following the giving of notice by Borrower to Bank (which notice shall be given not later than 1:00 p.m. Philadelphia time on the Business Day preceding the Business Day on which such cash Advance is required) specifying the date of borrowing and the amount thereof. The outstanding principal balance under the Revolving Loan may fluctuate from time to time, to be reduced by repayments made by Borrower and to be increased by future loans, advances and extensions of credit which may be made by Bank, to or for the benefit of Borrower.

(b) The proceeds of the Revolving Loan shall be used solely for general corporate purposes.

SECTION 2.02 Interest Rates and Calculation of Interest.

(A) Interest Rate for Revolving Loan. Each advance outstanding under the Revolving Loan shall bear interest at a per annum rate of interest (computed on the basis of a year of 360 days and the actual number of days elapsed) equal to, on any day, the sum of (i) the rate of interest in effect from time to time at the Bank as its prime rate, which rate may not be the lowest interest rate then being charged commercial borrowers by the Bank (the "Prime Rate"), plus (ii) one-quarter of one (.25) percentage point. If and when the Prime Rate changes, the rate of interest will change automatically without notice to the Borrower, effective on the date of any such change.

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(B) Payment of Interest. Interest on the Loan shall be payable monthly in arrears in accordance with the terms of the Note.

(C) - Legal Rate. If, at any time, any of the Rates shall be finally determined by any court of competent jurisdiction, governmental agency or tribunal to exceed the maximum rate of interest permitted by any applicable Laws, then, for such time as such Rate would be deemed excessive, application thereof shall be suspended and there shall be charged in lieu thereof the maximum rate of interest permissible under such Laws.

(D) Default Rate. Should there occur an Event of Default under this Agreement, then, notwithstanding anything to the contrary contained herein, interest on the Loan shall during the continuance thereof, automatically without notice or demand increase to a rate per annum (the "Default Rate") which is 400 basis points above the otherwise applicable rate. Interest at the Default Rate shall continue to accrue notwithstanding the entry of any judgment hereon or on the Note, and all such judgments shall bear interest at the Default Rate provided for herein.

SECTION 2.03 Due Date Extension. If any payment of principal of, or interest on, the Loan or any payment of any fee provided for herein or any other amount due hereunder shall fall due on a day which is not a Business Day, then such due date shall be extended to the next succeeding Business Day and additional interest and fees shall accrue and be payable.

SECTION 2.04 Prepayment.

(a) In the event the amount outstanding under the Revolving Loan shall at the time of any determination of the Borrowing Base be in excess of the Borrowing Base at such time, Borrower will forthwith without notice or demand, repay and reduce the principal balance of the Revolving Loan in an aggregate amount at least equal to such excess.

(b) Borrower may at its option, prepay the principal of the Loan from time to time and in whole or in part, without premium or penalty.

SECTION 2.05 Payments to Bank. All payments of interest on and principal of the Loan, all fees and all other sums payable to Bank hereunder shall be paid directly to Bank in such currency of the United States of America as is, at the time of payments, legal tender for the payment of public and private debts. Upon, and at any time during the continuance of an Event of Default, Bank is hereby irrevocably authorized to charge any of Borrower's deposit accounts with Bank, and/or charge the Revolving Loan, for any and all principal, interest and any other amounts due from Borrower to Bank hereunder and under any of the other Loan Documents.

SECTION 2.06 Condition to Advance. At the time of each request for an advance under any of the Loan, no Event of Default shall have occurred and be continuing, and no event shall have occurred and be continuing which, with the giving of notice or the passage of time, or both, would constitute an Event of Default.

SECTION 3. COLLATERAL SECURITY.

SECTION 3.01 Composition of the Collateral. The property in which a security interest or other lien, as applicable, is granted pursuant to any of the provisions of this Agreement, including this Section

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3, and/or the documents executed and delivered pursuant hereto, including the proceeds (including insurance proceeds) thereof, is herein collectively called the "Collateral".

SECTION 3.02 Rights in Property Held by Bank. As security for the prompt and full satisfaction of all of the Obligations, Borrower hereby assigns, transfers and sets over to Bank all of its right, title and interest in and to, and grants Bank a lien on and a security interest in, all amounts that may be owing from time to time by Bank to Borrower in any capacity, including, without limitation, any balance or share belonging to Borrower of any deposit or other account with Bank, which lien and security interest shall be independent of any right of set-off which Bank has or may have.

SECTION 3.03 Rights in Other Property. As further security for the prompt and full satisfaction of all of the Obligations, Borrower hereby grants to Bank a continuing lien on and security interest in, all of the following, wherever located, whether now owned or hereafter created or acquired, together with all replacements, accessions, additions and substitutions therefor and cash and non-cash proceeds (including, without limitation, insurance proceeds) thereof (each of the following terms, unless otherwise defined herein, to have the meaning given thereto as of the date hereof in the Pennsylvania Uniform Commercial Code 13 Pa. C.S.A.):

(A) Accounts;

(B) Chattel Paper;

(C) Contracts;

(D) Documents;

(E) Equipment;

(F) Fixtures;

(G) General Intangibles;

(H) Instruments (including the Related Notes);

(I) Inventory;

(J) Brokerage Accounts, Mutual Funds and other like Investment Property;

(K) Deposit Accounts; and

(L) All Records pertaining to the Collateral.

SECTION 3.04 Priority of Liens. The foregoing liens shall be first and prior liens except for Permitted Liens.

SECTION 3.05 Financing Statements.

(A) At Closing and thereafter as Bank in its reasonable business judgment deems necessary, Borrower will:

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(1) Execute such financing statements (including amendments thereto and continuation statements thereof) as Bank may specify, which Bank may file in any jurisdiction where Borrower maintains an office or any of the Collateral and in any other jurisdiction that Bank in its reasonable judgment deems appropriate;

(2) Pay or reimburse Bank for all fees and taxes of filing or recording the same in such public offices as Bank may designate; and

(3) Take such other steps as Bank may reasonably direct, including, without limitation, noting of Bank's lien on the Collateral and on any certificates of title evidencing Borrower's ownership of the Collateral, delivering to Bank all notes, documents of title, bills of lading, chattel paper, instruments and any other similar Collateral.

(B) In addition to the foregoing, and not in limitation thereof:

(1) A carbon, photographic, or other reproduction of this Agreement shall be sufficient as a financing statement and may be filed in any appropriate office in lieu thereof, and

(2) Upon and at any time during the continuance of an Event of Default, to the extent lawful, Borrower hereby appoints Bank as its attorney-in-fact (without requiring Bank to act as such) to execute any financing statement in the name of Borrower, and to perform all other acts that Bank deems appropriate to secure, perfect and continue its security interest in, and to protect and preserve, the Collateral.

SECTION 3.06 Landlords' Waivers, Other Third Persons. Upon Bank's request, Borrower will cause each landlord of any of the premises leased by Borrower to execute and deliver to Bank instruments, in form and substance reasonably satisfactory to the Bank and its counsel, by which such landlord waives its rights, if any, to the Collateral and permits Bank access to such premises at any time upon and during the continuance of an Event of Default for purposes of repossession and/or otherwise exercising its rights with respect to the Collateral. Borrower will deliver to Bank all such consents, waivers and such other documents, in form and substance reasonably acceptable to Bank and duly executed by any Person whose consent, waiver or recognition of Bank's rights in the Collateral is reasonably required by Bank in order to fully perfect, protect, continue and enforce the liens and security interests granted to Bank pursuant hereto and pursuant to the other Loan Documents.

SECTION 3.07 Searches. Borrower will, prior to or at Closing, and thereafter upon Bank's request from time to time, at its expense, obtain and deliver to Bank (or if obtained by Bank, pay Bank for) Uniform Commercial Code, judgment, federal and state tax and real estate lien searches against Borrower, showing that Bank's security interests in and liens on the Collateral, shall be, upon perfection, security interests in and liens thereon with the priority rights agreed to in this Agreement, and not subject to any liens, claims and encumbrances except for Permitted Liens.

SECTION 4 REPRESENTATIONS, WARRANTIES AND SURVIVAL.

SECTION 4.01 Representations and Warranties. To induce Bank to enter into this Agreement, Borrower represents and warrants to Bank that, except as otherwise disclosed in Schedule 1 hereto:

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(A) Borrower is a corporation duly organized, validly existing and in good standing under the Laws of its state of incorporation; Borrower has the lawful power to own its property and to engage in the business it conducts, and is duly qualified and in good standing in each of the jurisdictions where the nature of its business makes such qualification necessary and where the failure to so qualify would have a Material Adverse Effect; the states in which Borrower is qualified to do business, and the addresses and counties of all places of business of Borrower, are as set forth in Schedule 1 to this Agreement;

(B) Borrower is not in default with respect to any of its existing Indebtedness where such default would have a Material Adverse Effect, and the making and performance of this Agreement and the other Loan Documents will not (immediately, with the passage of time, or with the giving of notice and the passage of time):

(1) Violate the certificate of incorporation of Borrower or violate any Laws or result in a default under any contract, agreement or instrument to which Borrower is a party or by which Borrower or its property is or may be bound, where the same would have a Material Adverse Effect, or

(2) Result in the creation or imposition of any security interest in, or lien or encumbrance upon, any of the assets of Borrower other than in favor of the Bank;

(C) Borrower has the power and authority to enter into and perform this Agreement, the Note and the other Loan Documents and to incur the Obligations herein and therein provided for, and has taken all proper and necessary action, corporate or otherwise, to authorize the execution, delivery and performance of this Agreement, the Note and the other Loan Documents;

(D) This Agreement and the other Loan Documents upon their execution and delivery are valid, binding and enforceable against Borrower in accordance with its respective terms, except to the extent that the enforceability thereof is limited by bankruptcy and similar laws and equitable principles affecting the rights of creditors generally;

(E) There are no judgments or judicial or administrative orders or proceedings or other litigation pending, or, to the knowledge of Borrower, threatened, against or affecting Borrower in any court or before any governmental authority or arbitration board or tribunal, and Borrower is not in violation of any order of any court, governmental authority, arbitration board or tribunal or administrative agency, or any applicable statute, regulation or ordinance of the United States of America, or of any state, city, town, municipality, county or of any other jurisdiction, or of any agency thereof (including without limitation, environmental laws and regulations), which would have a Material Adverse Effect;

(F) Schedule 1 hereto accurately sets forth all locations occupied or utilized by Borrower as lessee, together with the name and address of the lessor; all such leases are in full force and effect and no event of default by any party thereto (with respect to any party other than Borrower, to the Borrower's knowledge) or event which with the passage of time and/or giving of notice would constitute an event of default has occurred thereunder;

(G) All financial statements heretofore provided to Bank by or on behalf of Borrower are correct and complete in all material respects and fairly and fully present the financial

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condition of Borrower as of the date(s) thereof and the results of operations for the periods covered thereby;

(H) - Borrower had no Indebtedness which is required by GAAP to be disclosed in Borrower's financial statements heretofore provided to Bank by or on behalf of Borrower for the fiscal period then ended including, without limitation, liabilities for taxes and any interest or penalties relating thereto, except to the extent reflected (in a footnote or otherwise) and reserved against in said financial statements or as disclosed in or permitted by this Agreement. Borrower knows of no basis for the assertion against its of any liability required by GAAP to be disclosed in said financial statements not fully reflected and reserved against therein;

(I) Borrower has filed all federal, state and local tax returns and other reports as required by Law to be filed by it prior to the date hereof, has paid or caused to be paid all taxes, assessments and other governmental charges that are due and payable prior to the date hereof, and has made adequate provision for the payment of such taxes, assessments or other charges accruing but not yet payable, where the failure to do any of the foregoing would have a Material Adverse Effect, except to the extent that Borrower is contesting the same in good faith and by appropriate proceeding and an adequate reserve has been made therefor or has obtained valid, written extensions thereof. Borrower has no knowledge of any deficiency or additional assessment against it in connection with any taxes, assessments or charges not provided for on its books the failure to pay any of which would have a Material Adverse Effect;

(J) Borrower has complied with all applicable Laws the noncompliance with which would have a Material Adverse Effect with respect to (1) restrictions, specifications or other requirements pertaining to products that it manufactures and sells or to the services it performs, or that it intends to manufacture, sell or perform, (2) the conduct or planned conduct of its business operations, and (3) the use, maintenance and operation or planned use, maintenance and operation of the real and personal property owned or leased by it in the operation or planned operation of its business;

(K) All necessary consents, approvals or authorizations of, or filing, registration or qualification with, any Person required to be obtained by Borrower in connection with the execution and delivery of this Agreement, the Note and the other Loan Documents or the undertaking or performance of any Obligation hereunder or thereunder has been obtained or made;

(L) Any employee benefit plan including those subject to ERISA maintained by Borrower or to which Borrower contributed or contributes meets the minimum funding standards established in Section 302 of ERISA and complies with all applicable requirements of ERISA and of the Internal Revenue Code and with all applicable rulings and regulations issued under the provisions of ERISA and the Internal Revenue Code, and no Prohibited Transaction or Reportable Event, within the meaning of Section 4043 of ERISA, has occurred and is outstanding with respect to any employee benefit plan of Borrower. Furthermore, no employee benefit plan, including pension plan, has asserted or threatened in writing to Borrower to assert a claim or demand for withdrawal liability under ERISA as a result of any withdrawal from any said plan by Borrower or any member of its Controlled Group which has occurred on or before the date hereof,

(M) Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System), and no part of the proceeds of the Loan will be used, directly or indirectly, to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock;

(N) - Borrower has obtained all licenses, permits, franchises or other governmental authorizations necessary to the ownership of its property and assets and to the conduct of its business, which violation or failure to obtain would have a Material Adverse Effect;

(O) Borrower is not a guarantor or surety of, or otherwise responsible in any manner with respect to, any undertaking of any other Person except as set forth in the financial statements delivered to Bank;

(P) Borrower has no knowledge of any violations which would have a Material Adverse Effect of any state or federal statutes, regulations, laws or orders pertaining to environmental matters, including, without limitation the federal Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), Environmental Cleanup Responsibility Act ("ECRA") and the federal Resource Conservation and Recovery Act ("RCRA") relating to the Collateral or to the operations and properties of Borrower;

(Q) Borrower has not received any summons, citation, notice, directive, letter or other communication, written or oral, from any state or federal agency concerning any intentional or unintentional action or omission by Borrower resulting in any material releasing, spilling, leaking, pumping, pouring, emitting, emptying, dumping or otherwise disposing of Hazardous Waste (as defined in 12 U.S.C. §6903(5)) or Hazardous Substance (as defined in 42 U.S.C. §9609(14));

(R) Borrower has no parent or Subsidiaries, and all of Borrower's capital stock is owned by the persons and in the percentage set forth on Schedule 1 hereto;

(S) Borrower has no rights or licenses with respect to any registered patents, trade names, trademarks or copyrights;

(T) There are no liens, security interests or other encumbrances on or affecting any of Borrower's property, other than Permitted Liens;

SECTION 4.02 Survival. By completing the Closing, Bank does not thereby waive any breach of warranty or misrepresentation made by Borrower hereunder, or under any other document or agreement delivered to Bank at Closing or otherwise referred to herein, and all of Bank's claims and rights resulting from any breach or misrepresentation by Borrower is expressly reserved. All of the foregoing representations and warranties set forth in this Section 4 shall survive until all Obligations hereunder are paid and satisfied in full.

SECTION 4.03 No Default. Each request by Borrower for an advance under the Loan shall, as of the date of such request, constitute a representation and warranty by Borrower to Bank that no Event of Default or event which with the passage of time or the giving of notice or both would constitute an Event of Default exists hereunder.

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SECTION 5. COVENANTS.

SECTION 5.01 Affirmative Covenants. Borrower covenants and agrees that, so long as any of the Obligations hereunder remain unsatisfied or Bank has any commitment in connection therewith, Borrower will comply with the following covenants:

(A) Borrower will furnish to Bank:

(1) Within one hundred twenty (120) days after each fiscal year of Borrower, a copy of Borrower's Annual Financial Statements, together with any management letters issued by the accounting firm which prepared said Annual Financial Statements;

(2) Within forty-five (45) days after each semi-annual fiscal period, a copy of Borrower's Interim Financial Statement, certified by Borrower's chief financial officer;

(3) Concurrently with each Annual Financial Statement and Interim Financial Statement, a compliance certificate ("Compliance Certificate") reflecting Borrower's compliance or noncompliance with the financial covenants set forth in Section 5.01 (M) hereof as of the end of such fiscal period, certified by Borrower's chief financial officer;

(4) Within fifteen (15) days after each calendar month, a Borrowing Base Certificate reflecting the Borrowing Base as of the end of such month, and an accounts receivable aging report, in each case certified by Borrower's chief financial officer;

(5) Annually, on or before April 15, a copy of Borrower's federal income tax returns;

(6) Such other financial information, including budgets and forecasts, as Bank may from time to time reasonably request; and

(7) Annually, on or before April 15, a copy of each guarantor's federal income tax return and a personal financial statement.

(B) Borrower will maintain its properties in good condition and repair (normal wear and tear excepted), and will pay and discharge or cause to be paid and discharged or contest in good faith when due, the cost of repairs to or maintenance of the same, and will pay or cause to be paid or contest in good faith all rental payments due.

(C) Borrower will carry insurance in form and amount and with insurers and against fire (with extended coverage), and such other hazards as are customary with companies in the same or similar business in the same area as Borrower.

(D) Borrower will, if failure to do so would have a Material Adverse Effect, pay or cause to be paid when due, all taxes, assessments and charges or levies imposed upon it or on any of its property or which it is required to withhold and pay over, except where contested in good faith by appropriate proceedings with adequate reserves therefor having been set aside on its books; provided, however, that Borrower will pay or cause to be paid all such taxes, assessments, charges or levies forthwith whenever foreclosure on any lien that attaches (or security therefor) appears imminent.

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(E) Borrower will maintain complete and accurate books and records and will permit access by Bank during business hours upon reasonable advance written notice to such books and records and will permit Bank to inspect its properties and operations upon reasonable advance written notice. Bank may at any time and from time to time on reasonable written notice, audit and conduct examinations of Borrower's books and records and accounts receivable and make abstracts and copies thereof, and Borrower shall pay Bank's then standard fee and out-of-pocket expenses in connection therewith.

(F) Borrower will take all reasonable and necessary steps to preserve and qualify its existence and franchises and comply with all present and future Laws applicable to it in the operation of its business, where the failure to do so would have a Material Adverse Effect.

(G) Upon its knowledge thereof, Borrower will give prompt notice to the Bank of (1) any litigation to which it is a party if an adverse decision therein would have a Material Adverse Effect, and (2) the institution of any other suit or any administrative proceeding involving Borrower that would have a Material Adverse Effect.

(H) Borrower will pay when due (or within applicable grace periods) all Indebtedness and rental payments due third Persons which if not so paid would have a Material Adverse Effect, except when the amount thereof is being contested in good faith, by appropriate proceedings and with adequate reserves therefor being set aside on its books.

(I) Borrower will notify Bank promptly upon becoming aware of the occurrence of any Event of Default or of any fact, condition or event that, with the giving of notice or passage of time, or both, could become an Event of Default, or of the failure of Borrower to observe any of its undertakings hereunder.

(J) Borrower will notify Bank in writing at least thirty (30) days in advance of any change in the location of any of Borrower's places of business or of the establishment of any new, or the discontinuance of any existing, place(s) of business.

(K) Borrower will (1) fund all its employee benefit plans in accordance with no less than the minimum funding standards of Section 302 of ERISA, (2) furnish Bank, promptly after the filing of the same, with copies of all reports or other statements filed with the United States Department of Labor, the Pension Benefit Guaranty Corporation ("PBGC") or the Internal Revenue Service ("IRS") with respect to all such Plans, or which Borrower, or any member of a Controlled Group, may receive from the United States Department of Labor, the IRS or the PBGC, with respect to all such employee benefit plans, (3) promptly advise Bank of the occurrence of any Reportable Event or Prohibited Transaction with respect to any such Employee Benefit Plan(s) and the action which Borrower proposes to take with respect thereto; and (4) promptly advise Bank of any claim for withdrawal liability made against it or a member of its Controlled Group.

(L) All financial statements to be furnished by Borrower shall be correct and complete in all material respects, and fairly and fully present in accordance with Generally Accepted Accounting Principles (other than, with respect to interim financial statements, for the absence of notes thereto and customary year end adjustments) the financial condition of Borrower as of the date(s) thereof and the results of the operations for the periods covered thereby.

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(M) The Borrower will be in compliance with the following financial covenants, tested as of December 31 and June 30 of each year:

- (a) Leverage: not more than 1.75 to 1.0 ;

  (b) Tangible Net Worth: not less than $1,750,000.

SECTION 5.02 Negative Covenants. Borrower hereby covenants and agrees that so long as any of the Obligations remain unsatisfied or Bank has any commitment in connection therewith:

(A) Borrower will not change its name, enter into any merger, consolidation, reorganization or recapitalization, or reclassify, acquire or redeem its capital stock, or acquire any substantial part of the assets of, or acquire any stock in or any partnership or joint venture interest in, or make any loan to or investment (other than a Permitted Investment) in, any other Person.

(B) Borrower will not sell, transfer, lease or otherwise dispose of all or (except for disposition of equipment for obsolescence or which is in Borrower's reasonable judgment no longer necessary in the operation of its business in the ordinary course thereof) any part of its assets.

(C) Borrower will not mortgage, pledge, grant or permit to exist a security interest in or lien on any of its assets of any kind, real or personal, tangible or intangible, now owned or hereafter acquired, except for Permitted Liens.

(D) Borrower will not directly or indirectly apply any part of the proceeds of the Loan to the purchasing or carrying of any "margin stock" within the meaning of Regulation U of the Board of Governors of the Federal Reserve System, or any regulations, interpretations or rulings thereunder.

(E) Borrower will not create, incur, guarantee, endorse (except endorsements in the course of collection), assume or suffer to exist any Indebtedness, except (i) Indebtedness to the Bank hereunder, (ii) open account trade debt incurred in the ordinary course of business, (iii) purchase money debt (including capital lease obligations) for the acquisition of equipment, and (iv) Subordinated Indebtedness.

(F) Borrower will not form any Subsidiary without Bank's prior written consent.

SECTION 6. DEFAULT.

SECTION 6.01 Events of Default. Each of the following events shall constitute an Event of Default and upon and at any time after the occurrence thereof, and during the continuance thereof, Bank shall have the right (which right is not intended to diminish, alter or limit any other of Bank's rights described in this Agreement, the other Loan Documents or any related agreements and documents) (A) to declare Borrower in default under this Agreement and the other Loan Documents, (B) to terminate any undertaking of Bank in connection with the Loan and/or (C) to declare all Obligations immediately due and payable, including, but not limited to, interest, principal, expenses, advances to protect Bank's position and reasonable attorneys' fees to enforce this Agreement, the other Loan Documents, and all related agreements and documents, and all of Bank's rights hereunder and thereunder, all without demand, notice, presentment or protest, or further action of any kind:

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(A) Borrower fails to pay within ten (10) days when due any of principal, interest, fee or other charge payable hereunder or under the Note or the other Loan Documents.

(B) - Borrower fails to observe or perform any other Obligation to be observed or performed by it hereunder, under the Note or under any of the other Loan Documents, or under any other existing or future agreement between Borrower and Bank.

(C) Should Borrower (1) fail to pay when due any other Indebtedness due any Person (other than Bank) and such failure shall continue beyond any applicable grace period, or (2) suffer to exist any other default or event of default after the expiration of all applicable grace periods contained therein under any other agreement with any Person (other than Bank) binding upon Borrower, where in the case of either (1) or (2) the same would have a Material Adverse Effect.

(D) Any Financial Statement, or any representation made herein or provided to Bank pursuant to any requirement hereof is false, incorrect, or incomplete when made, if the same would have a Material Adverse Effect.

(E) Any Obligor becomes insolvent or generally fails to pay, or admits its inability to pay, debts as they become due or makes a general assignment for the benefit of any of its creditors.

(F) Any Obligor applies for, consents to, or acquiesces in the appointment of, a trustee, receiver or other custodian for such Obligor or any of the property of such Obligor, or, in the absence of such application, consent or acquiescence, a trustee, receiver or other custodian is appointed for such Obligor or for a substantial part of its property and is not discharged within thirty (30) days.

(G) Any bankruptcy, reorganization, liquidation, dissolution or other case and proceeding under any bankruptcy or insolvency law is commenced in respect of such Obligor and if such case or proceeding is not commenced by such Obligor, it is consented to or acquiesced in by such Obligor or remains for sixty (60) days undismissed.

(H) Borrower discontinues its business operations or materially changes the nature of its business.

(I) Borrower shall suffer final judgment(s) for the payment of money aggregating in excess of $25,000, and shall not discharge, satisfy or stay the same within a period of thirty (30) days.

(J) (1) Any Reportable Event which Bank reasonably determines to constitute grounds for the termination of any Employee Benefit Plan by the PBGC or for the appointment by any United States District Court of a trustee to administer or liquidate any Employee Benefit Plan; (2) the termination of any Employee Benefit Plan, or any Defined Benefit Plan described in Section 4140) or Section 414(k) of the Internal Revenue Code, the present value of whose benefits that may be guaranteeable under Title IV of ERISA exceeds the amount of plan assets allocable to such benefits; (3) the appointment by any United States District Court of a trustee to administer any Employee Benefit Plan; (4) the institution by the PBGC of proceedings to terminate any Employee Benefit Plan; (5) the failure by Borrower or any member of any Controlled Group to meet the minimum funding standards established in Section 302 of ERISA; or (6) the assertion of any claim of, or demand for, withdrawal liability under ERISA by any multi-employer pension plan to which Borrower or any member of its Controlled Group heretofore contributed or currently contributes; where, in any of said events, the same would have a Material Adverse Effect.

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(K) Should there be any change in the present ownership of Borrower's capital stock.

(L) - The death of any Guarantor, if a natural person, unless Borrower provides Bank with a substitute guarantor reasonably acceptable to Bank within thirty (30) days thereof.

SECTION 6.02 Remedies. After any acceleration of the Obligations, Bank shall have in addition to the rights and remedies given it by this Agreement, the Note and the other Loan Documents, all those allowed by all applicable Laws, including, without limitation, the Uniform Commercial Code as enacted in any jurisdiction in which any Collateral may be located. Without limiting the generality of the foregoing, Bank may immediately, without demand of performance and without other notice (except as specifically required by this Agreement or the other Loan Documents) or demand whatsoever to Borrower, all of which are hereby expressly waived, and without advertisement, sell at public or private sale or otherwise realize upon, the whole or, from time to time, any part of the Collateral, or any interest which Borrower may have therein. After deducting from the proceeds of sale or other disposition of the Collateral all expenses (including all reasonable expenses for legal services), Bank shall apply such proceeds toward the satisfaction of the Obligations in any order as Bank shall in its discretion determine. Any remainder of the proceeds after satisfaction in full of the Obligations shall be distributed as required by applicable Laws. Borrower hereby agrees that ten (10) days notice of any sale or other disposition shall be reasonable notice of any sale or other disposition. Borrower agrees to assemble, or to cause to be assembled at its own expense, the Collateral at such place or places as Bank shall designate. At any such sale or other disposition, Bank may, to the extent permissible under applicable Laws, purchase the whole or any part of the Collateral, free from any right of redemption on the part of the Borrower, which right is hereby waived and released. Without limiting the generality of any of the rights and remedies conferred upon Bank under this Section 6.02, Bank may, to the full extent permitted by applicable Laws:

(A) Enter upon any premises of Borrower, exclude Borrower, and take immediate possession of the Collateral, either personally or by means of a receiver appointed by a court of competent jurisdiction, by all lawful means;

(B) At Bank's option, use, operate, manage and control the Collateral in any lawful manner;

(C) Collect and receive all Collateral; and

(D) Maintain, repair, renovate, alter or remove the Collateral as Bank may determine in its discretion.

SECTION 7. MISCELLANEOUS.

SECTION 7.01 Construction. The provisions of this Agreement shall be in addition to those of the Note and the other Loan Documents all of which shall be construed as integrated and complementary to each other. Nothing herein contained shall prevent Bank from enforcing any or all of the Note and the other Loan Documents, in accordance with their respective terms.

SECTION 7.02 Further Assurance. From time to time, Borrower will execute and deliver to Bank such additional documents and will provide such additional information as Bank may reasonably require to carry out the terms of this Agreement and be informed of Borrower's status and affairs.

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SECTION 7.03 Enforcement and Waiver by the Bank. Bank shall have the right at all times to enforce the provisions of this Agreement and the other Loan Documents in strict accordance with the terms hereof and thereof, notwithstanding any conduct or custom on the part of Bank in refraining from so doing at any time or times. The failure of Bank at any time or times to enforce its rights under such provisions, strictly in accordance with such provisions, shall not be construed as having created a custom in any way or manner contrary to specific provisions of this Agreement or as having in any way or manner modified or waived this Agreement. All rights and remedies of Bank are cumulative and concurrent and the exercise of one right or remedy shall not be deemed a waiver or release of any other right or remedy.

SECTION 7.04 Expenses of the Bank. Borrower agrees to pay all costs and expenses, including reasonable attorneys' fees and expenses, and filing, search, consultant and other out-of-pocket expenditures, including expenditures for environmental audits and appraisals, incurred by Bank in connection with the preparation, negotiation, administration, amendment, extension, replacement, modification, enforcement or termination of this Agreement, the Note, the Loan and the other Loan Documents and the collection or attempted collection of the Note or any other Obligations, and the protection, preservation or defense of Bank's rights and interests after the occurrence of an Event of Default.

SECTION 7.05 Notices. Any notices or consents required or permitted by this Agreement shall be in writing and shall be deemed effective when received and shall be delivered either in person, by commercial courier against receipt, by certified mail, postage prepaid, return receipt requested, or by telecopy, as follows, unless such address or telecopy number is changed by written notice hereunder:

(A) If to Borrower:

SINGER FINANCIAL CORP.
1708 Locust Street
Philadelphia, PA 19103
Attn: ______________________
Telecopy: ___________________

(B) If to Bank:

SUMMIT BANK
1428-30 Walnut Street
Philadelphia, PA 19103
Attn: Michael Serafino
Telecopy: 215-772-1437

SECTION 7.06 Waiver and Release by Borrower. To the maximum extent permitted by applicable Laws, Borrower:

(A) Waives (1) protest of all commercial paper at any time held by Bank on which Borrower is any way liable; and (2) except as otherwise set forth herein or in the other Loan Documents, notice and opportunity to be heard, after acceleration in the manner provided in Section 6.01 hereof, before exercise by Bank of the remedies of self-help, set-off, or of other summary procedures permitted

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by any applicable Laws or by any agreement with Borrower and, except where required hereby or by any applicable Laws, notice of any other action taken by Bank; and

(B) - Releases Bank and its officers, attorneys, agents and employees from all claims for loss or damage caused by any act or omission on the part of any of them except willful misconduct or gross negligence.

SECTION 7.07 Applicable Law. The substantive Laws of the Commonwealth of Pennsylvania shall govern the construction of this Agreement and the rights and remedies of the parties hereto.

SECTION 7.08 Binding Effect: Assignment and Entire Agreement. This Agreement shall inure to the benefit of, and shall be binding upon, the respective successors and permitted assigns of the parties hereto. No party hereto may assign any of its rights or Obligations hereunder without the prior written consent of the other parties hereto. This Agreement, and the documents executed and delivered pursuant hereto, constitute the entire agreement among the parties relating to the subject matter thereof.

SECTION 7.09 Severability. If any provision of this Agreement is held invalid under any applicable Laws, such invalidity will not affect any other provision of this Agreement that can be given effect without the invalid provision, and, to this end, the provisions hereof are severable.

SECTION 7. 10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute but one and the same instrument.

SECTION 7.11 Headings. The headings of any paragraph or section of this Agreement are for convenience only and shall not be used to interpret any provision of this Agreement.

SECTION 7.12 Modification. No modification or amendment hereof or of any agreement referred to herein shall be binding or enforceable unless in writing and signed on behalf of the party against whom enforcement is sought.

SECTION 7.13 Third Parties. No rights are intended to be created hereunder, or under the other Loan Documents or related agreements and documents for the benefit of any third party donee, creditor or incidental beneficiary of Borrower. Nothing contained in this Agreement shall be construed as a delegation to Bank of Borrower's duty of performance.

SECTION 7.14 Seal. This Agreement is intended to take effect as an instrument under seal.

SECTION 7.15 WAIVER OF JURY TRIAL. BORROWER AND BANK IRREVOCABLY WAIVE TRIAL BY JURY AND THE RIGHT THERETO IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF, THE LOAN DOCUMENTS, OR ANY INSTRUMENT OR DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT, OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT THEREOF.

SECTION 7.16 Jurisdiction. Borrower hereby irrevocably consents to the nonexclusive jurisdiction of the Courts of Common Pleas of Philadelphia County, Pennsylvania and of the United States District Court for the Eastern District of Pennsylvania in any and all actions and proceedings in connection with this Agreement, the Note or the other Loan Documents and irrevocably consents, in

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addition to any methods of service of process permissible under applicable law, to service of process by certified mail, return receipt requested to the address of the Borrower as set forth herein.

SECTION 7.17 Indemnity. Borrower agrees to indemnify, defend and hold each of the Bank Indemnities harmless from and against any and all loss, liability, obligation, damage, penalty, judgment, claim, deficiency and expense (including interest, penalties, reasonable attorneys' fees and amounts paid in settlement) to which any Bank Indemnitee may become subject arising out of or based upon this Agreement, the other Loan Documents or the Loan through the alleged negligence of such Bank Indemnitee or otherwise, except and to the extent that Borrower proves that such loss, liability, etc. was caused by the negligence or willful misconduct or manifest bad faith of the Person otherwise so indemnified.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their duly authorized officers as of the day and year first above written.

SINGER FINANCIAL CORP.

By: ______________________________

SUMMIT BANK

By: ______________________________

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E-35

AMENDMENT TO LOAN AND SECURITY AGREEMENT

THIS AMENDMENT (the "Amendment") made as of April 30, 2001 by and between **SINGER FINANCIAL CORP.** ("Borrower") and **FLEET NATIONAL BANK (successor in interest to Summit Bank) ("Bank").**

BACKGROUND

Bank and Borrower are parties to that certain Loan and Security Agreement dated as of October 18, 2000 (as amended to date, the "Loan Agreement") by which Bank established for Borrower a Revolving Loan. Bank and Borrower desire to amend the Loan Agreement in the manner hereinafter set forth. All capitalized terms used in this Amendment but which are not defined herein shall have the respective meanings given thereto in the Loan Agreement. Except to the extent otherwise set forth herein to the contrary, all of the terms hereof are effective as of the date hereof.

NOW, THEREFORE, the parties, intending to be legally bound, agree as follows:

1. Revolving Loan Termination. The Revolving Loan Termination Date for the Revolving Loan is hereby extended to September 30, 2001.

2. Miscellaneous.

(a) Construction. The provisions of this Amendment shall be in addition to those of the Loan Agreement, all of which shall be construed as integrated and complementary to each other. In the event of any express inconsistency between the terms hereof and those contained in the Loan Agreement, the terms hereof shall control. Except as modified by the terms hereof, all terms and provisions of the Loan Agreement remain unchanged and in full force and effect.

(b) Binding Effect; Assignment and Entire Agreement. This Amendment shall inure to the benefit of, and shall be binding upon, the respective successors and permitted assigns of the parties hereto. This Amendment, together with the Loan Agreement, constitutes the entire agreement among the parties relating to the subject matter thereof.

(c) Waiver of Jury Trial. BORROWER AND BANK IRREVOCABLY WAIVE TRIAL BY JURY AND THE RIGHT THERETO IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF, THIS AMENDMENT, OR ANY INSTRUMENT OR DOCUMENT DELIVERED PURSUANT TO THIS AMENDMENT, OR THE VALIDITY, INTERPRETATION, COLLECTION OR ENFORCEMENT THEREOF.

(d) Expenses. In addition to all other expense reimbursement obligations of the Borrower contained in the Loan Agreement, Borrower will reimburse Bank for all costs and expenses, including reasonable attorneys' fees, incurred by Bank in the preparation of this

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Amendment and the documents to be delivered pursuant thereto.

(e) Reaffirmation. Borrower ratifies and reaffirms all of its obligations to Bank and agrees that the same are owing without set-off, counterclaim or other defense of any nature. Borrower specifically ratifies and reaffirms all confession of judgment and waiver of jury trial provisions set forth in the Loan Agreement.

3. Counterparts. This Amendment may be executed in counterparts, each which shall be deemed to be an original but all of which together shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

FLEET NATIONAL BANK

By: ______________________

SINGER FINANCIAL CORP.

By: ______________________

Attest: ______________________

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FRANK B. BALDWIN
COUNSELOR AT LAW
2200 LOCUST STREET
PHILADELPHIA, PENNSYLVANIA 19103

TELEPHONE: 215.735.1234
FAX: 215.735.1237
email: fbbaldwin@aol.com

May 15, 2002

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Singer Financial Corp., File No. 24-4392**

Ladies and Gentlemen:

I have acted as counsel to Singer Financial Corp., a Pennsylvania corporation (the "Issuer"), in connection with the offering of $1,593,047 of Subordinated Investment Certificates pursuant to an Offering Statement filed on June 25, 2001, and amended most recently on May 15, 2002, with the Securities and Exchange Commission under Regulation A.

This letter serves to satisfy the opinion of counsel requirement in connection with that registration.

In my opinion, the securities being registered will, when sold, be legally issued, fully paid and non-assessable, and will be legally binding obligations of the Issuer.

Very truly yours,

Frank B. Baldwin

Frank B. Baldwin

INDEPENDENT AUDITOR'S CONSENT

We hereby consent to the use in this Form 1-A Offering Statement and Offering Circular of Singer Financial Corp., relating to the offering of $1,593,047 of subordinated investment certificates of our report dated January 14, 2002 on the financial statements of Singer Financial Corp. contained in such Statement, and to the use of our name, and the statement with respect to us, as appearing under the heading "Experts" in the Offering Circular.

Fishbein & Company, P.C.

FISHBEIN & COMPANY, P.C.
Elkins Park, PA

May 15, 2002

[SIGNATURES]

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, **State of** Pennsylvania, on May 15, 2002.

SINGER FINANCIAL CORP.

By: ______________________________
Paul Singer, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Paul Singer, President, Chief Executive Officer, Chief Financial Officer, and Sole Director